    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 27, 1999

                                                      REGISTRATION NO. 333-63125
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        SMITH-GARDNER & ASSOCIATES, INC.
             (Exact Name of Registrant as Specified in its Charter)

               FLORIDA                                 7372                                65-0090038
   (State or Other Jurisdiction of         (Primary Standard Industrial                 (I.R.S. Employer
   Incorporation or Organization)           Classification Code Number)              Identification Number)

                           1615 SOUTH CONGRESS AVENUE
                        DELRAY BEACH, FLORIDA 33445-6368
                                 (561) 265-2700
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                 GARY G. HEGNA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        SMITH-GARDNER & ASSOCIATES, INC.
                           1615 SOUTH CONGRESS AVENUE
                        DELRAY BEACH, FLORIDA 33445-6368
                                 (561) 265-2700
    (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                        COPIES OF ALL COMMUNICATIONS TO:

                     BRUCE I. MARCH                                         STEPHEN A. RIDDICK
           AKERMAN, SENTERFITT & EIDSON, P.A                              PIPER & MARBURY L.L.P.
              450 EAST LAS OLAS BOULEVARD                                36 SOUTH CHARLES STREET
               FORT LAUDERDALE, FL 33301                                   BALTIMORE, MD 21201
                     (954) 463-2700                                           (410) 539-2530

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                JANUARY 27, 1999


                                4,410,000 Shares

                              (Smith-Gardner Logo)

                                  Common Stock
                            ------------------------

     Of the 4,410,000 shares of Common Stock being offered hereby, 4,000,000 shares are being sold by Smith-Gardner & Associates, Inc. ("Smith-Gardner" or the "Company") and 410,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "SGAI."
                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                 PRICE               UNDERWRITING             PROCEEDS             PROCEEDS TO
                                   TO               DISCOUNTS AND                TO                  SELLING
                                 PUBLIC             COMMISSIONS(1)           COMPANY(2)          SHAREHOLDERS(2)
--------------------------------------------------------------------------------------------------------------------
Per Share...............           $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
Total(3)................           $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses of the offering payable by the Company estimated at $750,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 661,500 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."
                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about
                    , 1999.

BT Alex. Brown                                        SoundView Technology Group

               THE DATE OF THIS PROSPECTUS IS             , 1999.

[GRAPHIC DESCRIPTION FOR INSIDE FRONT COVER]
[COMPANY LOGO]

     MAILORDER AND CATALOGING SYSTEM (MACS(R)) AND WEBORDER(TM) are suites of software modules that provide a fully integrated, mission critical enterprise-wide business system to the non-store marketing industry.

     Smith-Gardner's family of software products offers a full range of functions to automate non-store commerce including advertising and sales, merchandising and purchasing, telemarketing and ordering, electronic and Internet commerce, warehousing and shipping, production and operations, accounting and enterprise-wide decision support. The MACS database is at the core of all non-store marketing and sales functions.

[circular representation]

         WebOrder for Internet Commerce
         API to Other Best of Breed Applications
         Peoplesoft (GL/AP/HR)
         Manhattan Associates (WMS)
         Great Plains (GL/AP)
         Island Pacific Retail
         MACS Unix
         Enterprise MACS
         MACS NT
         EuroMACS
         Functional Modules
         MACS Database
[photos of computer screens]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
                            ------------------------

     MACS, MACSII, AND THE MACSIMUM ARE REGISTERED TRADEMARKS OF THE COMPANY. THE COMPANY ALSO HAS APPLIED FOR THE REGISTRATION OF EUROMACS, WEBORDER, AND MACSIII. ALL OTHER TRADEMARKS OR TRADE NAMES REFERRED TO IN THIS PROSPECTUS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the consolidated financial statements and the notes thereto (the "Consolidated Financial Statements") appearing elsewhere in this Prospectus. Unless the context otherwise requires, all references to "Smith-Gardner" or the "Company" include Smith-Gardner & Associates, Inc. and its subsidiaries. Unless otherwise indicated, all information contained in this Prospectus (i) assumes that the Underwriters' over-allotment option is not exercised and (ii) gives effect to the following transactions upon the consummation of this Offering, (a) the conversion of $12.0 million aggregate principal amount of convertible debentures (the "Convertible Debentures") into 22,556.14 shares of convertible participating preferred stock, par value $0.01 per share (the "Convertible Preferred Stock"), and 12,000 shares of redeemable preferred stock, par value $.01 per share and $1,000 per share preference value (the "Redeemable Preferred Stock"), (b) the simultaneous conversion of the Convertible Preferred Stock into 2,255,614 shares of Common Stock and the redemption of the Redeemable Preferred Stock and (c) the issuance of promissory notes (the "Promissory Notes") by the Company to its three existing shareholders, Allan J. Gardner, Wilburn W. Smith and Thomas Quigley, each of whom is a Selling Shareholder in this Offering (collectively the "Selling Shareholders" or the "Existing Shareholders"), in an aggregate amount representing the estimated individual income tax liability of each of the Existing Shareholders for the period beginning January 1, 1998 and ending on the earlier of the date of the consummation of this Offering or a voluntary S Corporation revocation (the "Distribution") (the conversion of the Convertible Debentures and the Convertible Preferred Stock, the redemption of the Redeemable Preferred Stock in connection with the consummation of this Offering and the Distribution are referred to collectively as the "Concurrent Transactions").

                                  THE COMPANY

     Smith-Gardner & Associates, Inc. is a leading provider of mission-critical, enterprise-wide software solutions, and related hardware and services, to the non-store marketing industry. The Company's clients in the non-store marketing industry are traditional direct marketing companies and Internet-only retailers, as well as manufacturers, fulfillment houses and retailers with significant non-store sales channels. The Company's MACS family of software products ("MACS") is designed to automate non-store commerce activities, including advertising analysis, sales, telemarketing, ordering, merchandising, procurement, electronic and Internet commerce, warehousing, shipping, accounting and systems operation. The MACS products also provide managers and sales personnel with real-time operations, inventory and customer data to improve both management decision making and customer service.

     Since the Company's inception in 1988, management of the Company has concentrated on providing software-based systems and services to leading non-store marketing companies and to retailers, manufacturers and fulfillment houses with significant non-store sales channels. By focusing on this market, management believes that the Company has been able to develop a significant industry expertise that has been incorporated in the functionality of the Company's products and services. The Company's MACS II and MACS III products offer over 3,000 functional options, process up to 200,000 transactions per day and are used primarily by companies with high-volume non-store commerce operations. WebOrder, the Company's new Internet commerce solution, is a highly scalable system that enables real-time interactive customer ordering and automates processing and back-office operations for companies selling products or services over the Internet. WebOrder incorporates both the functionality and scalability of MACS II and MACS III.

     The Company's solutions are used by more than 200 clients located primarily in North America, Europe and Australia. Smith-Gardner's client base includes companies such as Barnes & Noble, Coldwater Creek, Cyberian Outpost, Egghead.com, Hammacher Schlemmer, Hickory Farms, Lego, Micro Warehouse, Nordstrom, QVC Network and Time Life.

     The non-store marketing industry encompasses companies selling products directly to customers through channels other than in-store sales, such as catalogs, direct mail, television, radio, print media and the Internet. Over the last ten years, a number of large retailers such as Macy's, Bloomingdale's, Nordstrom and Saks Fifth Avenue have entered the non-store marketing industry by establishing significant catalog sales operations. Recently, the non-store marketing industry has expanded to include Internet-only retailers and a large number of retailers, manufacturers and distributors adding Web-based sales channels. According to a study sponsored by the Direct Marketing Association ("DMA"), this industry accounted for approximately $1.2 trillion in sales in 1997. Within the non-store marketing industry, Internet commerce is the fastest growing segment, with a compound annual revenue growth of almost 250% over the last three years.

     As a result of the growth in Internet commerce and the increased use of non-store marketing channels, many marketers need to enhance their information technology solutions. Smith-Gardner believes that these companies seek solutions that can help them effectively manage their order flow from Web pages and other non-store channels, while simultaneously centralizing and automating their back-office operations. These solutions must also be integrated seamlessly with the companies' existing systems, applications and databases.

     Smith-Gardner's strategy is to expand its client base within the non-store marketing industry and to provide best-of-breed solutions to companies entering the non-store marketing industry. To achieve this objective, the Company intends to: (i) aggressively market its WebOrder product and capitalize on the rapid growth in Internet commerce; (ii) extend its current product offerings onto new platforms such as Windows NT and UNIX; (iii) develop a global market presence;
(iv) expand its direct sales force to generate sales of new products and intensify its sales effort to existing clients; (v) continue the enhancement of its service offerings; and (vi) pursue strategic opportunities.

     The Company was incorporated as a Florida corporation in 1988. The Company's principal offices are located at 1615 South Congress Avenue, Delray Beach, Florida 33445-6368 and the telephone number at that location is (561) 265-2700.

                                  RISK FACTORS

     The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company.......     4,000,000 shares

Common Stock offered by the Selling
  Shareholders............................       410,000 shares

Common Stock to be outstanding after this
  Offering................................    11,518,714 shares (1)

Use of proceeds...........................    Repayment of indebtedness and
                                              accrued interest, expansion of the
                                              Company's marketing and sales
                                              resources, further international
                                              expansion and general corporate
                                              purposes. See "Use of Proceeds."

Proposed Nasdaq National Market symbol....    SGAI

---------------

(1) Does not include (i) 850,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan adopted in 1996 (the "1996 Stock Option Plan"), pursuant to which options to purchase 776,300 shares of Common Stock at an exercise price of $2.53 per share and options to purchase 35,113 shares of Common Stock at an exercise price of $4.53 per share (or the initial public offering price upon the consummation of this Offering prior to July 1, 1999) were outstanding at January 15, 1999 and (ii) 1,500,000 shares of Common Stock reserved for issuance under the Company's 1998 Stock Option Plan (the "1998 Stock Option Plan," and together with the 1996 Stock Option Plan, the "Plans"), pursuant to which options to purchase 802,041 shares of Common Stock, at an exercise price of $4.53 per share (or the initial public offering price upon the consummation of this Offering prior to July 1, 1999) were outstanding at January 15, 1999. See
    "Management -- Stock Option Plans."

               SUMMARY CONSOLIDATED AND PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                     NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                 --------------------------------------------------------------   ------------------------
                                    1993         1994         1995         1996         1997         1997          1998
                                 ----------   ----------   ----------   ----------   ----------   -----------   ----------
                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue........................     $19,669      $21,465      $24,929      $18,529      $18,652      $15,093       $24,749
Cost of sales and services.....      11,333       12,351       14,922       10,433       11,889        9,046        13,128
                                 ----------   ----------   ----------   ----------   ----------   ----------    ----------
Gross profit...................       8,336        9,114       10,007        8,096        6,763        6,047        11,621
Operating expenses:
  General and administrative...       1,671        3,246        3,206        4,776        4,567        3,102         4,646
  Research and development.....       1,929        1,609        2,166        2,254        2,011        1,444         1,638
  Sales and marketing..........         410          508          523          980        1,482        1,066         1,653
                                 ----------   ----------   ----------   ----------   ----------   ----------    ----------
        Total operating
          expenses.............       4,010        5,363        5,895        8,010        8,060        5,612         7,937
                                 ----------   ----------   ----------   ----------   ----------   ----------    ----------
Income (loss) from
  operations...................       4,326        3,751        4,112           86       (1,297)         435         3,684

Interest expense:
  Interest on outstanding
    debt.......................          --          (39)      (1,200)      (1,200)      (1,500)      (1,050)       (1,350)
  Amortization of original
    issue discount(1)..........          --          (45)      (1,378)      (1,378)        (680)        (680)           --
Interest income................          26           50          129           42          109           84            68
                                 ----------   ----------   ----------   ----------   ----------   ----------    ----------
        Total net interest
          income (expense).....          26          (34)      (2,449)      (2,536)      (2,071)      (1,646)       (1,282)
                                 ----------   ----------   ----------   ----------   ----------   ----------    ----------
Net income (loss)..............      $4,352       $3,717       $1,663      $(2,450)     $(3,368)     $(1,211)       $2,402
                                 ==========   ==========   ==========   ==========   ==========   ==========    ==========
Net income (loss) per share:
  Basic........................       $0.83        $0.71        $0.32       $(0.47)      $(0.64)      $(0.23)        $0.46
                                 ==========   ==========   ==========   ==========   ==========   ==========    ==========
  Diluted......................       $0.83        $0.50        $0.32       $(0.47)      $(0.64)      $(0.23)        $0.40
                                 ==========   ==========   ==========   ==========   ==========   ==========    ==========
Weighted average shares used in
  calculating net income (loss)
  per share:
    Basic......................       5,263        5,263        5,263        5,263        5,263        5,263         5,263
                                 ==========   ==========   ==========   ==========   ==========   ==========    ==========
    Diluted....................       5,263        7,519        5,263        5,263        5,263        5,263         8,081
                                 ==========   ==========   ==========   ==========   ==========   ==========    ==========
Pro forma data:
  Net income (loss) before
    income
    tax (expense) benefit......      $4,352       $3,717       $1,663      $(2,450)     $(3,368)     $(1,211)       $2,402
Pro forma income tax (expense)
  benefit (unaudited)(2).......      (1,672)      (1,425)      (1,155)         360          948          312        (1,053)
                                 ----------   ----------   ----------   ----------   ----------   ----------    ----------
Pro forma net income (loss)
  (unaudited)(2)...............      $2,680       $2,292         $508      $(2,090)     $(2,420)       $(899)       $1,349
                                 ==========   ==========   ==========   ==========   ==========   ==========    ==========
Pro forma net (loss) income per
  share (unaudited)(2)(3):
    Basic......................                                                          $(0.13)                     $0.29
                                                                                     ==========                 ==========
    Diluted....................                                                          $(0.13)                     $0.27
                                                                                     ==========                 ==========
Number of shares used in
  calculating pro forma net
  (loss) income per share:
    Basic......................                                                           7,519                      7,519
                                                                                     ==========                 ==========
    Diluted....................                                                           7,519                      8,081
                                                                                     ==========                 ==========

                                                                                                 SEPTEMBER 30, 1998
                                                             DECEMBER 31,                     -------------------------
                                           ------------------------------------------------                 AS ADJUSTED
                                            1993      1994      1995      1996       1997       ACTUAL          (3)
                                           -------   -------   -------   -------   --------   -----------   -----------
                                                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents................  $   132   $12,187   $    --   $    60   $    169    $  3,567       $20,524
Working capital..........................    1,180    13,614     1,175     1,233         16       3,062        19,266
Total assets                                 3,005    18,580     4,717     3,666      3,135      11,245        27,828
Convertible debt and accrued
  interest(1)............................       --     8,603     9,942    12,520     14,700      16,050             0
Stockholders' equity (deficit)(1)........    1,381     5,488    (8,099)  (10,550)   (13,918)    (11,567)       20,312

                            (Footnotes on next page)

---------------

(1) The fair value of the conversion features of the Convertible Debentures has been determined to be $3.5 million based on the difference between the stated interest rates and the estimated market rate of such Convertible Debentures on the date of issuance. The amount is included in additional paid-in capital in the accompanying consolidated balance sheets, with the resulting original issue discount ("OID") on the convertible debt being amortized from the date of issuance (December 19, 1994) to the date it first became convertible (June 30, 1997). This interest expense is a non-cash item.
(2) As a result of its election to be treated as an S Corporation for income tax purposes, the Company has not been subject to federal or certain state income taxes. Immediately prior to or contemporaneously with this Offering, the Company's S Corporation status will terminate and thereafter the Company will be subject to federal and certain state taxes at applicable rates for a C corporation. The unaudited pro forma income tax (expense) benefit presented in the consolidated statements of operations represents the estimated taxes that would have been recorded had the Company been a C corporation for income tax purposes for each of the periods presented.
(3) Adjusted to (a) give retroactive effect to the Concurrent Transactions and
    (b) give effect to the sale by the Company of 4,000,000 shares of Common Stock offered and sold by the Company hereby at an assumed initial public offering price of $9.00 and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds."

                                  RISK FACTORS

     An investment in the shares of Common Stock offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should consider the following factors carefully in evaluating an investment in the Common Stock offered hereby. This Prospectus contains "forward-looking statements" relating to, without limitation, future performance and plans and objectives of management for future operations that are based on the beliefs of, assumptions made by and information currently available to the Company's management. The words "expect," "estimate," "anticipate," "believe," "intend," "plan" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this "Risk Factors" section and elsewhere in this Prospectus identify important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those expressed in or implied by such forward-looking statements.

     Dependence on Principal Product Line. The Company currently derives substantially all of its revenue from sales of its MACS family of products and related services and hardware. The Company expects to continue to focus on non-store marketing companies as its primary source of clients. Any factor adversely affecting the market for non-store commerce systems in general, or the Company's products in particular, could adversely affect the Company's business, financial condition or results of operations. The Company's future performance will depend in large part on the successful development, introduction and client acceptance of new and enhanced versions of MACS. There can be no assurance that the Company will be successful in marketing and selling MACS or in developing and introducing new or enhanced versions of MACS. Any factor adversely affecting the sale of the Company's MACS family of products or other new products, including delays in development, software flaws, incompatibility with industry-leading hardware platforms or operating systems, or negative ratings of the Company's products could have a material adverse effect on the Company's business, financial condition or results of operations. See
"Business -- Products."

     Dependence on Product Development. The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards and new product introductions. The Company's future success will depend in part upon its ability to enhance its existing products and services and to develop and introduce new products and services to meet changing industry and client requirements. There can be no assurance that the Company will be able to avoid the possible obsolescence of its products due to rapid technological change and evolving industry standards. The process of developing software products such as those offered by the Company is extremely complex and is expected to become increasingly complex and expensive in the future. The Company is currently developing a number of new software products including, among others, MACS for UNIX, MACS for Windows NT ("MACS for NT") and nMACS. The Company has only recently developed and commenced sales of WebOrder. There can be no assurance that the Company will successfully complete the development of such new products in a timely fashion or that the Company's current or future products will satisfy the needs of the non-store marketing industry. The Company's continued growth is highly dependent on the success of such products, and a failure of any one of such products to achieve market acceptance could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, certain of the Company's clients request customization of the Company's software products to address unique characteristics of their businesses or computing environments. The Company's commitment to customization could place a burden on the Company's resources or delay the delivery or installation of products which, in turn, could materially adversely affect the Company's relationship with significant clients or otherwise materially adversely affect its business, financial condition or results of operations. The Company's ability to remain competitive and respond to technological change is also dependent, to a lesser degree, upon the Omnidex software, which the Company licenses from Dynamic Information System Corporation ("DISC") and incorporates in MACS. In the event that Omnidex or other products from similar such vendors have design defects or flaws, or if such products are unexpectedly delayed in their introduction or become obsolete subsequent to release, the Company's business, financial condition or operating results could be materially adversely affected. Such material adverse effects could diminish the Company's reputation, credibility and relationships with its current and prospective clients. There can also be no assurance that products or services developed by others will not adversely affect the Company's competitive position or render its products noncompetitive or obsolete.

     Dependence on the Non-Store Marketing Industry. The Company currently derives substantially all of its revenue from licensing its applications software, selling related maintenance, consulting and training services to companies in the non-store marketing industry and selling hardware. The Company's clients include a range of organizations in the non-store marketing industry, but during the Company's most recent fiscal year a substantial majority of the Company's revenue was generated from the licensing and sale of its products and services to traditional direct marketers, such as mail order catalog companies. The success of the Company's clients, particularly the mail order catalog companies, is directly related to general economic conditions affecting consumer purchases from non-store marketers. In addition, because of the capital expenditures required in connection with an investment in the Company's products and services, the Company believes that demand for its products could be disproportionately affected by fluctuations, disruptions, instability or downturns in the non-store marketing industry and general economic conditions in the United States and Europe, which may cause clients and potential clients to delay, cancel or reduce any planned expenditures for the Company's software products and services. Any resulting decline in demand for the Company's products and services could have a material adverse effect on the Company's business, financial condition or results of operations.

     Dependence on Proprietary Technology. The Company's success and ability to compete are dependent largely upon its proprietary technology. The Company relies on a combination of trade secret, copyright and trademark law, nondisclosure agreements and technical measures to protect its proprietary technology. The Company enters into confidentiality agreements with all of its employees, as well as with its clients and potential clients seeking proprietary information, and limits access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation or independent third-party development of its technology. In addition, the laws of some foreign countries do not protect proprietary technology rights to the same extent as do the laws of the United States. There can be no assurance that third parties will not assert infringement claims in the future or, if infringement claims are asserted, that such claims will be resolved in the Company's favor. Any infringement claims resolved against the Company could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Proprietary Rights and Licenses."

     Fluctuations in Quarterly Performance; Seasonality; Recent Losses. The Company's revenue and operating results have varied substantially from quarter to quarter. The Company's quarterly operating results may continue to fluctuate due to a number of factors, including: (i) the timing, size and nature of the Company's individual license transactions; (ii) the timing of the introduction and the market acceptance, if any, of new products or product enhancements by the Company or its competitors; (iii) the timeliness of such product introductions relative to any announced timetable; (iv) the size and timing of individual orders; (v) the deferral of orders by clients in anticipation of new products or product upgrades; (vi) technological changes in the operating systems upon which the Company's products run; (vii) changes in the Internet adversely affecting Internet commerce; (viii) the relative proportions of revenue derived from license fees, hardware, maintenance, consulting and other recurring revenue and professional services; (ix) the hardware/software revenue mix; (x) the ability to procure and delivery of hardware system components within a required time period; (xi) changes in the Company's operating expenses;
(xii) the timing and magnitude of software upgrades, if any, by the Company's clients; (xiii) price changes in the Company's products; (xiv) personnel changes; and (xv) fluctuations in economic and financial market conditions. Fluctuations in operating results may also occur as a result of the Company's business strategy to focus on developing and selling customized applications to larger customers to meet such customers' specific requirements. The Company believes it will be difficult to predict the timing of these types of sales because they involve both designing the solution to meet the client's needs and convincing the client to purchase the products, and other risks over which the Company has little or no control. The Company is generally unable to adjust its spending quickly enough to compensate for unexpected shortfalls in revenue. Consequently, a significant shortfall in revenue in any quarter could adversely impact the Company's operating results for that quarter. As a result, the Company believes that period-to-period comparisons of its operating results will not necessarily be meaningful and should not be relied upon as an indication of future performance.

     The timing, size and nature of individual license transactions are also important factors in the Company's quarterly operating results. Many such license transactions involve large dollar amounts, and the sales cycles for these transactions are often lengthy and unpredictable. There can be no assurance that the Company will be successful in closing large license transactions on a timely basis or at all. The Company generally has realized lower revenue in the fourth calendar quarter of the year than in the other quarters. The Company believes that this has been due primarily to the tendency of many of the Company's clients to avoid implementing a new system or an upgrade of an existing system during the holiday season, typically the busiest time of year for substantially all of the Company's clients. Due to all of the foregoing factors, the Company believes that period to period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance.

     Furthermore, the Company experienced net losses of $2.5 million and $3.4 million for fiscal years 1996 and 1997, respectively. Such losses resulted primarily from interest expense and original issue discount relating to the Convertible Debentures which equaled $2.6 million and $2.2 million in 1996 and 1997, respectively, costs incurred in connection with the Company's international expansion, including the opening of offices in the United Kingdom and Australia, product development with respect to MACS III, EuroMACS, WebOrder, nMACS and other products, and reorganization of the Company's marketing, support and sales operations. There can be no assurance that the Company will be profitable in the future, that future revenue and operating results will not vary substantially or that the Company's operating results will not be below the expectations of public market analysts and investors. In either case, the price of the Common Stock could be materially adversely affected by fluctuations in the Company's quarterly performance or future losses of the Company.

     Management of Growth. The Company's business has grown significantly in size and complexity over the past five years. For example, from 1995 to 1998, the number of employees increased from 168 to 255, and the Company expects to hire additional personnel during 1999. The growth in the size and complexity of the Company's business as well as its client base has placed, and any additional growth would be expected to continue to place, a significant strain on the Company's management, operations and resources. The Company anticipates that continued growth, if any, will require it to recruit, hire and retain a substantial number of new research and development, managerial, finance, sales, marketing and support personnel. There can be no assurance that the Company will be successful in recruiting, hiring or retaining such personnel. The Company's ability to compete effectively and to manage future growth, if any, will depend on its ability to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the Company's personnel, systems, procedures and controls will be adequate to support the Company's operations. Furthermore, one element of the Company's growth strategy is to seek acquisitions of businesses, products and technologies that are complementary to those of the Company. There can be no assurance that the Company will be able to fully integrate any such acquired businesses with the Company's existing operations, operate any such businesses profitably or otherwise implement its growth strategy. If the Company's management is unable to manage growth effectively, the

Company's business, financial condition or results of operations could be materially adversely affected.

     Expansion into New Markets. As the non-store marketing industry continues to evolve, it is expected that there will be an increase in the number of marketers utilizing non-store based sales and marketing functions in which automation plays a key role in the sales process. With the rapid growth of Internet commerce and the continued growth of the non-store marketing industry in general, the Company expects to target clients to whom it has not previously sold its products and who sell their products in markets in which the Company has not previously participated. There can be no assurance that the Company will be able to sell products to these new market participants. In addition, some of the Company's existing clients will expand their activities into markets in which the Company has limited or no experience. There can be no assurance that the Company will be able to successfully expand its business with these existing clients. If the Company is unable to sell products to these new market participants and develop its business with its existing clients entering new markets, the Company's growth plans would be curtailed which could have a materially adverse effect on the Company's business, financial condition or results of operations.

     Dependence on Third Parties. The development and implementation of the Company's MACS software depends on proprietary technology licensed from third parties. The implementation of MACS is dependent on Omnidex by DISC. The introduction and increased market acceptance of other operating systems that are incompatible with the Company's products, or the failure of the Hewlett-Packard ("HP") MPE/iX operating system to continue to receive market acceptance, could materially adversely affect the market for the Company's products. MACS also relies on certain proprietary features of the IMAGE database management system developed by HP. MACS for UNIX and MACS for NT, which are currently under development by the Company, will be dependent on the Raima, and, if integrated, Oracle and SQL Server databases. The introduction and increased market acceptance of database management systems that are incompatible with the Company's products, or the failure of HP3000 products to achieve continued market acceptance, could adversely affect the market for the Company's products. In the event the Company's current platform becomes obsolete, there can be no assurance that the Company would be able to license in a timely fashion, or at all, a database with similar features and on terms acceptable to the Company. Any failure of the Company to license such a database would adversely affect its business, financial condition or results of operations. See
"Business -- Products" and "-- Products Under Development."

     Dependence on Hardware Sales. In conjunction with the licensing of MACS products, the Company resells a variety of hardware developed and manufactured by third parties in order to provide the Company's clients with an integrated solution. The Company obtains all of the HP hardware sold by it pursuant to a distribution agreement with Client Systems, Inc., an HP distributor. Revenue from such hardware sales can amount to a significant portion of the Company's total revenue in any period. For the fiscal years ended December 31, 1996 and December 31, 1997 and for the nine months ended September 30, 1998, revenue derived from the sale of HP equipment amounted to 32.4%, 29.3% and 27.3%, respectively, of the Company's total revenue. As the market for the distribution of hardware products becomes more competitive, the Company's clients may choose to purchase such hardware directly from the manufacturers or distributors of such products, with a resulting decrease in the Company's revenue derived from the sales of such products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Products."

     Competition. The market for non-store marketing software is competitive, rapidly evolving and highly sensitive to new product introductions and marketing efforts by industry participants. The market is also highly fragmented and served by enterprise resource planning ("ERP") software providers, electronic commerce software providers, consulting firms, point solution providers targeted at the non-store marketing industry and other software companies. Some of these companies serve only their respective local markets or specific client types. Much of the Company's competition stems from information systems developed and serviced internally by its competitors' in-house management information systems ("MIS") departments. Many of the Company's present and potential future competitors may have significantly greater resources, generate higher revenue and have greater name recognition than the Company. In addition, as the Company continues its expansion into new segments of the non-store marketing industry, such as Internet commerce, the Company will face competition from other software companies, MIS departments and unforeseen and unpredictable sources. There can be no assurance that the Company's competitors will not develop products comparable or superior to those developed by the Company or adapt more quickly than the Company to new technologies, evolving industry trends or changing client requirements. It is also possible that alliances among competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition or results of operations. There can be no assurance that the Company will be able to compete effectively against current and future competitors. See "Business -- Competition."

     Product Defects and Product Liability. The Company's software products are highly complex and sophisticated and could from time to time contain design defects or software errors that could be difficult to detect and correct. Errors, bugs or viruses may result in loss of or delay in market acceptance or loss of client data as well as diminish the Company's reputation, credibility and relationships with its current clients and any prospective clients. There can be no assurance that, despite testing by the Company and its clients, errors will not be found in the Company's products, which errors could result in a delay in or the prevention of the applicable software product from attaining broad market acceptance and thus could have a material adverse effect upon the Company's business, financial condition or results of operations. The Company's products are frequently used by its clients to perform mission-critical functions. Therefore, design defects, software errors, misuse of the Company's products, incorrect data from external sources or other potential problems within or outside of the Company's control that may arise from the use of the Company's products could result in financial or other damage to the Company's clients. Although the Company's license agreements with its clients typically contain provisions designed to limit the Company's exposure to such potential claims, the provisions may not effectively protect the Company against such claims and the liability and costs associated therewith. Although the Company maintains general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. Accordingly, any such claim could have a material adverse effect upon the Company's business, financial condition or results of operations.

     Dependence on Key Personnel. The Company's business involves the delivery of services and is labor intensive. The Company's success will depend in large part upon its ability to attract, recruit, hire, retain and motivate highly skilled employees. There is significant competition for employees with the skills required to perform the services offered by the Company. There can be no assurance that the Company will be able to attract and retain sufficient numbers of highly skilled employees in the future. The loss of Gary G. Hegna, the Company's President and Chief Executive Officer, Allan J. Gardner, the Company's Executive Vice President -- Advanced Technologies, Wilburn W. Smith, the Company's Executive Vice President -- Sales, or a significant number of the Company's highly skilled employees, could have a material adverse effect on the Company's business, financial condition or results of operations, including its ability to attract employees, obtain new clients and perform installations. The Company does not hold a key person insurance policy on the lives of any of its executive officers or directors and has not entered into employment agreements with any of its executive officers. See "Management."

     Risks Associated with International Operations. The Company intends to expand its international sales activity as part of its business strategy. In order to increase international sales, the Company must establish additional foreign operations and hire additional personnel. This will require significant management attention and financial resources and could materially adversely affect the Company's business, financial condition or results of operations. In addition, there can be no assurance that the Company will be able to maintain or increase international market demand for the Company's products. In addition, the Company's international business may be subject to a variety of risks, including difficulties in collecting international accounts receivable or obtaining U.S. export licenses, potentially longer payment cycles, increased costs associated with maintaining international marketing efforts, the introduction of non-tariff barriers and higher duty rates and difficulties in enforcement of contractual obligations and intellectual property rights and risks associated with the Company's non-use of any hedging instruments to protect against possible currency fluctuations. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition or results of operations.

     Control by Existing Management and Shareholders. Upon the completion of this Offering, Wilburn W. Smith and Allan J. Gardner, the founders of the Company, together with the holders of the Convertible Debentures (Advent VII L.P., Advent Atlantic and Pacific II L.P., Advent Industrial II L.P., Advent New York L.P., Chestnut Capital International III Limited Partnership and TA Venture Investors Limited Partners (each a "Lender" and collectively the "Lenders")), will beneficially own approximately 59.5% of the Company's outstanding Common Stock. As a practical matter, these shareholders, if acting together, would have the ability to elect the Company's directors and may have the ability to determine the outcome of corporate actions requiring shareholder approval, irrespective of how other shareholders of the Company may vote. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Shareholders."

     Benefits of the Offering to Existing Shareholders and the Lenders. Upon the completion of this Offering and the sale of shares of Common Stock by the Existing Shareholders, the Existing Shareholders will, in the aggregate, beneficially own 4,853,100 shares of outstanding Common Stock, which shares will represent approximately 42.1% of the Company's total outstanding Common Stock. The Existing Shareholders have paid an average of $.01 per share for the Common Stock held by them, as compared to an assumed initial public offering price of $9.00 per share, representing an increase in the market price per share of $8.99, or an aggregate increase of approximately $43.6 million. Furthermore, a portion of the net proceeds of the Offering will be used to effect the Distribution to the Existing Shareholders, which is estimated to be approximately $850,000 subject to adjustment based on the Company's cash earnings through the date of its conversion to C corporation status. Upon consummation of this Offering, the Lenders will receive (i) $12.0 million of the net proceeds of this Offering as a result of the redemption of all of the Redeemable Preferred Stock, (ii) approximately $4.2 million of the proceeds to pay accrued interest due and payable, and (iii) 2,255,614 shares of Common Stock upon the conversion of the Convertible Preferred Stock, which shares will represent 19.6% of the Company's outstanding Common Stock upon completion of this Offering. This Offering will also create a public market for the resale, and substantially increase the market value, of shares held by the Existing Shareholders and Lenders, as well as shares held by various executive officers of the Company.

     No Public Market; Volatility of Stock Price. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after this Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company, the Selling Shareholders and the Representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Investors should be aware that market prices for securities of software companies such as the Company are highly volatile. Moreover, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

     Absence of Dividends. Although the Company has made distributions in the past to its shareholders in part to offset their tax liability with respect to the Company's S Corporation earnings, the Company does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy" and "S Corporation Status."

     Dilution. Purchasers of shares of Common Stock in this Offering will suffer an immediate and substantial dilution in the net tangible book value of their Common Stock from the initial public offering price. The net tangible book value dilution per share to new investors is expected to be $7.24. See "Dilution."

     Shares Eligible for Future Sale; Registration Rights. Sales of substantial amounts of the shares in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through sale of its equity securities. Upon completion of this Offering, the Company will have 11,518,714 shares of Common Stock outstanding (assuming no exercise of options outstanding under the Plans). Of these shares, the 4,410,000 shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless they are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (the resales of which would be subject to certain limitations and restrictions described below). The remaining 7,108,714 shares are "restricted shares" under Rule 144 (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act. The Company and the holders of such 7,108,714 shares of Common Stock have agreed not to offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock until 180 days after the date of this Prospectus, subject to certain exceptions. These exceptions include: (i) the prior written consent of BT Alex. Brown Incorporated, (ii) grants or awards of shares of Common Stock authorized under the Plans at the time of the effectiveness of the Registration Statement, (iii) bona fide gifts or similar transfers or devises for estate planning, charitable and other related purposes, in any such case only to persons who agree to be bound by the restrictions to which the transferor is subject, and (iv) as consideration for future acquisitions.


     After the completion of the Offering, the Company intends to file a Registration Statement on Form S-8 (the "Form S-8") under the Securities Act to register the 2,350,000 shares of Common Stock issued or reserved for issuance under the Plans. After the date of such filing, if not otherwise subject to a lock-up agreement, shares purchased pursuant to such plans and options generally would be available for resale in the public market upon vesting and/or exercise of options or awards, subject to the restrictions of Rule 144 applicable to affiliates of the Company. See "Management -- Stock Option Plans" and "Shares Eligible for Future Sale."


     Anti-takeover Provisions. The Articles of Incorporation provide for a classified Board of Directors. In addition, shares of the Company's Preferred Stock may be issued in the future without further shareholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. There are no shares of Preferred Stock currently outstanding and the Company has no present plans to issue any shares of Preferred Stock subsequent to the consummation of this Offering. These provisions, together with certain provisions of Florida law and other provisions of the Articles of Incorporation and Bylaws, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of shareholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock -- Certain Anti-takeover Effects."

     Year 2000 Compliance. Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the Year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, prior to January 1, 2000 computer systems and/or software used by many companies may need to be upgraded to become Year 2000 compliant. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. The original design of MACS featured a four position century field which provided century independence. The only exception to this feature was the GTS programs developed by a third-party provider and incorporated into MACS to provide general ledger and accounts payable functions.

     The Company's MACS products have been determined to be fully Year 2000 compliant, except for the GTS programs. The Company performed tests of all major functionality within the MACS family of software products, specifically those areas which utilize date fields. GTS provided Year 2000 compliant code to the Company in September 1998. With respect to the GTS programs, the Company has identified all changes necessary to integrate the Year 2000 compliant code into MACS. The Company has completed the internal functional specifications for the necessary changes and expects them to be incorporated into a new version of MACS to be released in early 1999. The Company anticipates total expenditures for time and materials to implement such changes to be less than $40,000. In the event that the Company is unable to remedy the Year 2000 issue with respect to the GTS programs prior to January 1, 2000, the Company may be subject to liability in the event that any defects occur in MACS.

     The Company has also reviewed all material vendor systems for Year 2000 compliance and, except as indicated below, either confirmed that these systems are Year 2000 compliant or obtained Year 2000 compliance statements from the respective vendor. All of the Company's network software is Year 2000 compliant except NT Server 4.0, Backoffice Server and Raptor Firewall. All of the Company's desktop software is Year 2000 compliant except Windows 95, Visual C++, Visual Basic and Word 6.0. With respect to such noncompliant software, the Company expects to obtain updated versions which are compliant early in 1999. The Company anticipates total expenditures for time and materials to make such systems Year 2000 compliant to be approximately $10,000. In addition, the Company has reviewed all of its internal systems including its hardware and software systems, its embedded systems, networks, accounting systems, and development, testing, training and demonstration platforms for Year 2000 compliance. The Company has upgraded all internal systems to Year 2000 compliant operating system versions where compliance statements were not provided for such systems. There were no material costs incurred by the Company in connection with testing its vendor or internal systems. All of the Company's non-IT systems are Year 2000 compliant. Any failure of the Company or its suppliers or clients to be Year 2000 compliant, however, could have a material adverse effect on the Company's business, financial condition or results of operations.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company (at an assumed initial public offering price of $9.00 per share), are estimated to be approximately $32.7 million after deducting estimated underwriting discounts and offering expenses payable by the Company ($38.3 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Shareholders.

     The Company anticipates that it will use $12.0 million of the net proceeds of this Offering to redeem all of the Redeemable Preferred Stock to be issued upon the conversion of the Convertible Debentures and approximately $4.7 million of the proceeds to pay accrued interest due and payable on the Convertible Debentures. The maturity date of the Convertible Debentures is December 1, 1999 with regard to $6.0 million in aggregate principal amount and December 1, 2000 with regard to the remaining $6.0 million in aggregate principal amount, unless the Company consummates an initial public offering prior thereto, in which case the maturity dates would be accelerated to the date of such initial public offering. The Convertible Debentures accrued interest at a rate of 10% per annum through June 30, 1997 and began accruing interest at a rate of 15% per annum thereafter. The Company anticipates that a portion of the net proceeds will be used to effect the Distribution. At December 31, 1998, the estimated Distribution would have been approximately $850,000 subject to adjustment based on the Company's cash earnings through the date of its conversion to C corporation status. The balance of the net proceeds of this Offering will be used for the Company's expansion of marketing and sales resources, further international expansion, working capital and other general corporate purposes. To date, the Company does not have a quantified business plan with respect to the expansion of its marketing and sales resources and its facilities and business abroad. A portion of the net proceeds of this Offering may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. The Company is not currently a party to any agreement, arrangement or understanding with respect to any such transaction and is not currently engaged in discussions with any party concerning any such possible transaction. Pending such uses, the Company intends to invest the net proceeds of this Offering in short-term, interest-bearing investment grade securities, certificates of deposit or obligations issued or guaranteed by the United States government.

                                DIVIDEND POLICY

     The Company currently intends to retain any future earnings to finance the growth and development of its business and does not anticipate paying any dividends in the foreseeable future. Any payment of dividends in the future will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's financial condition, capital requirements, earnings, restrictions under loan agreements and other factors the Board of Directors may deem relevant.

     As an S Corporation, the Company has paid dividends to its shareholders from time to time in part to partially fund or offset their tax liability with respect to S Corporation earnings. In 1995, in connection with the sale of the Convertible Debentures, the Company paid an aggregate dividend to its shareholders in the amount of approximately $15.3 million. In September 1998, the Company paid an aggregate dividend to its shareholders in the aggregate amount of $70,610 to offset their 1997 tax liability.

                         S CORPORATION DISTRIBUTION AND
                       CONVERSION TO C CORPORATION STATUS

     Since January 1, 1989, the Company has been a corporation subject to income taxation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"). As a result, substantially all of the Company's net income has been attributed, for income tax purposes, directly to the Company's shareholders rather than to the Company. The Company's S corporation status will terminate in connection with this Offering and, thereupon, the Company will, pursuant to an agreement to be entered into with the Existing Shareholders, make the Distribution to the Existing Shareholders in the form of the Promissory Notes. The estimated aggregate principal amount of the Promissory Notes will change depending upon the date of this Offering or a voluntary S Corporation revocation. At December 31, 1998, the estimated aggregate principal amount of the Promissory Notes would have been approximately $850,000. Purchasers of Common Stock in this Offering will not receive any portion of the Promissory Notes.

     Following the termination of its S Corporation status, the Company will be subject to corporate income taxation on an accrual basis under Subchapter C of the Code. In connection with the termination of its S Corporation status, the Company has estimated an available net deferred tax asset of approximately $1.5 million. This is also an estimate subject to change, dependent upon the date of this Offering or earlier S Corporation revocation date. The majority of this net deferred tax asset will be recorded in accordance with Statement of Financial Accounting Standards No. 109. A valuation allowance may be required to offset the net deferred tax asset if it is more likely than not that all or some portion of the deferred tax asset will not be realized.

     The Internal Revenue Service is currently auditing the Company's tax returns for fiscal 1995. The Existing Shareholders have agreed to indemnify the Company for any possible taxes owed by the Company. In addition, the S Corporation shareholders have agreed to revoke the S Corporation status prior to this Offering, if necessary, in order to provide income tax benefit to the C Corporation for certain accrued expenses.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) on an actual basis as of September 30, 1998, and (ii) on an as adjusted basis (a) to give retroactive effect to the Concurrent Transactions and (b) to give effect to the application of the net proceeds from the sale of shares of Common Stock by the Company pursuant to this Offering (at an assumed initial public offering price of $9.00 per share), as set forth in "Use of Proceeds." The following table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Convertible debt:
  Convertible debt..........................................  $ 12,000     $     0
  Promissory Notes..........................................        --         850
  Accrued interest payable..................................     4,050           0
Redeemable preferred stock, $.01 par value; 10,000,000
  shares authorized:
  Convertible preferred stock, none issued;.................        --          --
  Redeemable preferred stock, $1,000 per share preference
     value; none issued;....................................        --          --
Stockholders' deficit:
  Common stock, $0.01 par value. 50,000,000 shares
     authorized; 5,263,100 shares issued and outstanding
     actual; 11,518,714 shares issued and outstanding as
     adjusted(1)............................................        53         115
Additional paid-in capital..................................     3,501      36,168
Accumulated deficit.........................................   (15,121)    (15,971)
                                                              --------     -------
  Total stockholders' (deficit) equity......................   (11,567)     20,312
                                                              --------     -------
          Total capitalization..............................  $  4,483     $21,162
                                                              ========     =======

---------------

(1) Does not include (i) 850,000 shares of Common Stock reserved for issuance under the 1996 Stock Option Plan, pursuant to which options to purchase 776,300 shares of Common Stock at an exercise price of $2.53 per share and options to purchase 35,113 shares of Common Stock at an exercise price of $4.53 per share (or the initial public offering price upon the consummation of this Offering prior to July 1, 1999) were outstanding at January 15, 1999 and (ii) 1,500,000 shares of Common Stock reserved for issuance under the 1998 Stock Option Plan, pursuant to which options to purchase 802,041 shares, at an exercise price of $4.53 per share (or the initial public offering price upon the consummation of this Offering prior to July 1, 1999) were outstanding at January 15, 1999. See "Management -- Stock Option Plans."

                                    DILUTION

     The pro forma deficit in net tangible book value of the Company at September 30, 1998, was approximately $12,791,796, or $(1.70) per share. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in this Offering and the net tangible book value per share of Common Stock as adjusted immediately after completion of this Offering. After giving effect to the Concurrent Transactions and the sale by the Company of 4,000,000 shares of Common Stock (at an assumed initial public offering price of $9.00 per share) and the application of the estimated net proceeds therefrom, the net tangible book value of the Company as of September 30, 1998, would have been $20,312,564 or $1.76 per share. This represents an immediate increase in net tangible book value of $3.46 per share to the Existing Shareholders and Lenders (which will collectively receive 2,255,614 shares of Common Stock in connection with the Concurrent Transactions) and an immediate dilution in the net tangible book value of $7.24 per share to purchasers of Common Stock in this Offering. The following table illustrates the per share dilution to new investors:

Assumed initial public offering price per share.............             $   9.00
  Pro forma net tangible book value per share at
     September 30, 1998.....................................  $  (1.70)
  Increase per share attributable to new investors..........      3.46
                                                              --------
As adjusted net tangible book value per share after this
  Offering..................................................                 1.76
                                                                         --------
Net tangible book value dilution per share to new
  investors.................................................             $   7.24
                                                                         ========

     The following table summarizes, after giving effect to the Concurrent Transactions, the number of shares of Common Stock previously purchased from the Company, the total consideration paid and the average price per share paid to the Company by the Existing Shareholders and by new investors, at an assumed initial public offering price of $9.00 per share:

                           SHARES PURCHASED         TOTAL CONSIDERATION
                        ----------------------    ------------------------    AVERAGE PRICE
                          NUMBER       PERCENT      AMOUNT         PERCENT      PER SHARE
                        -----------    -------    -----------      -------    -------------
Existing Shareholders
  and Lenders.........    7,518,714       65.3%   $ 3,553,213          9.0%      $  0.47
New investors
  purchasing shares
  from the Company....    4,000,000       34.7     36,000,000         91.0       $  9.00
                        -----------    -------    -----------      -------
     Total............   11,518,714      100.0%   $39,553,213        100.0%
                        ===========    =======    ===========      =======

     After giving retroactive effect to the Concurrent Transactions, the sale of shares by the Existing Shareholders in this Offering will cause the number of shares held by the Existing Shareholders and Lenders as of September 30, 1998 to be reduced to 7,108,714 shares, or 61.7% of total shares of Common Stock to be outstanding after this Offering, and the pro forma number of shares held by new investors as of September 30, 1998 to be 4,410,000 shares, or 38.3% of the total shares of Common Stock to be outstanding after this Offering. See "Principal and Selling Shareholders."


     The foregoing discussion and tables assume no exercise of stock options outstanding on September 30, 1998. As of January 15, 1999, under the 1996 Stock Option Plan there were options outstanding to purchase a total of 776,300 shares of Common Stock at an exercise price of $2.53 per share and options to purchase 35,113 shares of Common Stock at an exercise price of $4.53 per share (or the initial public offering price upon the consummation of this Offering prior to July 1, 1999). As of January 15, 1999, under the 1998 Stock Option Plan there were options outstanding to purchase a total of 802,041 shares of Common Stock at an exercise price of $4.53 per share or the initial public offering price upon the consummation of this Offering prior to July 1, 1999.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below as of December 31, 1993, 1994, 1995, 1996 and 1997 and as of September 30, 1998 and for each of the years in the five year period ended December 31, 1997 and for the nine months ended September 30, 1998 are derived from the Consolidated Financial Statements of the Company which have been audited by KPMG LLP, independent public accountants. The Company's consolidated balance sheets as of December 31, 1996 and 1997 and September 30, 1998, and consolidated statements of operations for the years ended December 31, 1995, 1996 and 1997 and nine months ended September 30, 1998 appear elsewhere in this Prospectus. The Company's consolidated balance sheets as of December 31, 1993, 1994 and 1995 and consolidated statements of operations for the years ended December 31, 1993 and 1994 are not included in this Prospectus. The selected condensed consolidated financial data for the nine months ended September 30, 1997 have been derived from the unaudited condensed consolidated financial statements of the Company which appear elsewhere in this Prospectus. In the opinion of management, the Company's unaudited condensed consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements which appear elsewhere in this Prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Consolidated Financial Statements and Notes thereto, included elsewhere in this Prospectus.

                                                                                                  NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                              --------------------------------------------------------------   ------------------------
                                 1993         1994         1995         1996         1997         1997          1998
                              ----------   ----------   ----------   ----------   ----------   -----------   ----------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)                (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Revenue:
  Computer software.........      $4,908       $6,551       $6,594       $5,932       $5,084       $4,417        $8,615
  Computer hardware.........      13,530       11,988       13,641        7,370        8,144        6,489         9,853
  Support...................         833        2,159        3,343        4,038        4,100        3,064         3,817
  Services..................         398          767        1,351        1,189        1,324        1,123         2,464
                              ----------   ----------   ----------   ----------   ----------   ----------    ----------
        Total revenue.......      19,669       21,465       24,929       18,529       18,652       15,093        24,749
Cost of sales and services:
  Computer software.........         250        1,082          808          585        1,504        1,042         1,930
  Computer hardware.........       9,352        8,586       10,607        5,805        6,010        4,929         7,309
  Support...................         963        1,956        2,491        3,141        3,271        2,270         2,282
  Services..................         768          727        1,016          902        1,104          805         1,607
                              ----------   ----------   ----------   ----------   ----------   ----------    ----------
        Total cost of sales
          and services......      11,333       12,351       14,922       10,433       11,889        9,046        13,128
                              ----------   ----------   ----------   ----------   ----------   ----------    ----------
Gross Profit................       8,336        9,114       10,007        8,096        6,763        6,047        11,621
Operating expenses:
  General and
    administrative..........       1,671        3,246        3,206        4,776        4,567        3,102         4,646
  Research and development..       1,929        1,609        2,166        2,254        2,011        1,444         1,638
  Sales and marketing.......         410          508          523          980        1,482        1,066         1,653
                              ----------   ----------   ----------   ----------   ----------   ----------    ----------
        Total operating
          expenses..........       4,010        5,363        5,895        8,010        8,060        5,612         7,937
                              ----------   ----------   ----------   ----------   ----------   ----------    ----------
Income (loss) from
  operations................       4,326        3,751        4,112           86       (1,297)         435         3,684
Other income (expense):
Interest expense:
  Interest on outstanding
    debt....................          --          (39)      (1,200)      (1,200)      (1,500)      (1,050)       (1,350)
  Amortization of original
    issue discount(1).......          --          (45)      (1,378)      (1,378)        (680)        (680)           --
Interest income.............          26           50          129           42          109           84            68
                              ----------   ----------   ----------   ----------   ----------   ----------    ----------
        Total interest
          income (expense),
          net...............          26          (34)      (2,449)      (2,536)      (2,071)      (1,646)       (1,282)
                              ----------   ----------   ----------   ----------   ----------   ----------    ----------
Net income (loss)...........      $4,352       $3,717       $1,663      $(2,450)     $(3,368)     $(1,211)       $2,402
                              ==========   ==========   ==========   ==========   ==========   ==========    ==========
Net income (loss) per share:
  Basic.....................       $0.83        $0.71        $0.32       $(0.47)      $(0.64)      $(0.23)        $0.46
                              ==========   ==========   ==========   ==========   ==========   ==========    ==========
  Diluted...................       $0.83        $0.49        $0.32       $(0.47)      $(0.64)      $(0.23)        $0.40
                              ==========   ==========   ==========   ==========   ==========   ==========    ==========
Weighted average shares used
  in calculating net income
  (loss) per share:
    Basic...................       5,263        5,263        5,263        5,263        5,263        5,263         5,263
                              ==========   ==========   ==========   ==========   ==========   ==========    ==========
    Diluted.................       5,263        7,519        7,519        5,263        5,263        5,263         8,081
                              ==========   ==========   ==========   ==========   ==========   ==========    ==========
Pro forma data:
  Net income (loss) before
    income
    tax (expense) benefit...      $4,352       $3,717       $1,663      $(2,450)     $(3,368)     $(1,211)       $2,402
Pro forma income tax
  (expense) benefit
  (unaudited)(2)............      (1,672)      (1,425)      (1,155)         360          948          312        (1,053)
                              ----------   ----------   ----------   ----------   ----------   ----------    ----------
Pro forma net income (loss)
  (unaudited)(2)............      $2,680       $2,292         $508      $(2,090)     $(2,420)       $(899)       $1,349
                              ==========   ==========   ==========   ==========   ==========   ==========    ==========
Pro forma net (loss) income
  per share
  (unaudited)(2)(3):
    Basic...................                                                          $(0.13)                     $0.29
                                                                                  ==========                 ==========
    Diluted.................                                                          $(0.13)                     $0.27
                                                                                  ==========                 ==========
Weighted average number of
  shares used in calculating
  pro forma net (loss)
  income per share:
    Basic...................                                                           7,519                      7,519
                                                                                  ==========                 ==========
    Diluted.................                                                           7,519                      8,081
                                                                                  ==========                 ==========

                                                         DECEMBER 31,                         SEPTEMBER 30, 1998
                                       ------------------------------------------------     -----------------------
                                                                                                       AS ADJUSTED
                                        1993      1994      1995      1996       1997        ACTUAL        (3)
                                       -------   -------   -------   -------   --------     --------   ------------
                                                        (IN THOUSANDS)                                 (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents............  $   132   $12,187   $    --   $    60   $    169     $  3,567     $20,524
Working capital......................    1,180    13,614     1,175     1,233         16        3,062      19,266
Total assets.........................    3,005    18,580     4,717     3,666      3,135       11,245      27,828
Convertible debt and accrued
  interest(1)........................       --     8,603     9,942    12,520     14,700       16,050           0
Stockholders' equity (deficit)(1)....    1,381     5,488    (8,099)  (10,550)   (13,918)     (11,567)     20,312

---------------
(1) The fair value of the conversion features of the Convertible Debentures has been determined to be $3.5 million based on the difference between the stated interest rates and the estimated market rate of such Convertible Debentures on the date of issuance. The amount is included in additional paid-in capital in the accompanying consolidated balance sheets, with the resulting OID on the convertible debt being amortized from the date of issuance (December 19, 1994) to the date the security first became convertible (June 30, 1997). This interest expense is a non-cash item.
(2) As a result of its election to be treated as an S Corporation for income tax purposes, the Company has not been subject to federal or certain state income taxes. Immediately prior to or contemporaneously with this Offering, the Company's S Corporation status will terminate and thereafter the Company will be subject to federal and certain state taxes at applicable rates for a C corporation. The unaudited pro forma income tax (expense) benefit presented in the consolidated statements of operations represents the estimated taxes that would have been recorded had the Company been a C corporation for income tax purposes for each of the periods presented.
(3) Adjusted to (a) give retroactive effect to the Concurrent Transactions and
    (b) give effect to the sale by the Company of 4,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a leading provider of mission-critical, enterprise-wide software solutions, and related hardware and services, to the non-store marketing industry. The Company's clients in the non-store marketing industry are traditional direct marketing companies and Internet-only retailers, as well as wholesalers, fulfillment houses and retailers with significant non-store sales channels. The Company's MACS family of software products is designed to automate non-store commerce activities, including advertising analysis, sales, telemarketing, ordering, merchandising, procurement, electronic and Internet commerce, warehousing, shipping, accounting and systems operation. The MACS products also provide managers and sales personnel with real-time operations, inventory and customer data to improve both management decision making and customer service.

     Since its inception in 1988, management of the Company has concentrated on providing software-based systems and services to leading non-store marketing companies and to retailers, wholesalers and fulfillment houses with significant non-store sales channels. By focusing on this market, management believes that the Company has been able to develop a significant industry expertise that has been incorporated in the functionality of the Company's products and services. The Company's MACS II and MACS III products offer over 3,000 functional options, process up to 200,000 transactions per day and are used primarily by companies with high-volume non-store commerce operations. WebOrder, the Company's new Internet commerce solution, is a highly scalable system that enables real-time interactive customer ordering, and automates processing and back-office operations for companies selling products or services over the Internet. WebOrder incorporates both the functionality and scalability of MACS II and MACS III.

     During 1996, the Company effected an internal reorganization which included adding support, development and sales resources to generate future increases in new customer installations, improve client services and develop new software products such as WebOrder, MACS for UNIX and MACS for NT. This reorganization was precipitated by a decline in new customer sales which began in 1995 and continued in 1996. In turn, this decline led to a decrease in total revenue from 1995 to 1996. Primarily because of this reorganization, the Company experienced losses in 1996 and 1997.

     In 1997, new client revenue increased by 107.2% while upgrade revenue declined by 40.9%, resulting in virtually no change in the Company's total revenue from 1996 to 1997. The decline in upgrade revenue was primarily a result of lower new client sales in 1995 and 1996. In 1997, the Company's net loss was attributable to a number of factors, including the Company's continued investment in infrastructure. To accommodate its new client sales and to fuel potential future revenue growth, the Company increased its number of installation and support personnel, added salespeople, continued the development of its UNIX and Windows NT products, and started the development of WebOrder. In addition, the Company opened offices in the United Kingdom and Australia to expand its presence abroad.

     Since January 1998, the Company has experienced a continued increase in new client sales. Total revenue increased 64.0% during the nine months ended September 30, 1998, compared to the same period in 1997, which resulted in increased income from operations in the first nine months of 1998. The revenue growth in 1998 is attributable to a number of factors, including clients seeking to replace systems that are not Year 2000 compliant, the Company's greater focus on services revenue, increasing sales of WebOrder and increasing demand for MACS in Europe. In early 1999, management expects to make generally available its nMACS product, which runs on the Windows NT operating system.

     The Company generates revenue from four principal sources: (i) license fees for its software products; (ii) sales of related computer hardware components;
(iii) software support; and (iv) services consisting of consulting, training and custom programming. System revenue, which includes software license fees and hardware components, is generated by sales to new and existing clients.

     The Company's revenue and long-term growth are largely dependent on the sale of its systems to new clients. These new system sales have a fairly predictable implementation cycle. System sales to new clients represented 35.6% of total revenue during the nine months ended September 30, 1998, and increased 49.7% from the nine months ended September 30, 1997. System upgrades represented 39.0% of total revenue for the nine months ended September 30, 1998. System upgrades consist primarily of additional software user license fees and central processing unit ("CPU") upgrades for its existing clients. System upgrades typically have short sales cycles and therefore are fairly unpredictable.

     The Company believes that computer hardware upgrades are generally performed during the one to two-year period following a new sale. During 1993 and 1994, the Company experienced a high level of new customer revenue, resulting in substantial upgrades in 1995 and 1996. In 1995 and 1996, new customer revenue declined substantially, thus causing hardware and software upgrade revenue to decline in fiscal 1997 and the nine months ended September 30, 1998. The Company believes that upgrades are dictated solely by the business requirements of individual clients and, therefore, the Company is unable to accurately predict or explain the actual mix between software and hardware upgrades.

     The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2, Software Revenue Recognition. Under this provision, hardware and software license fees for new systems are recognized as revenue when the hardware and software has been delivered and installed, the fee is fixed and determinable and the collectibility is probable. Revenue relating to system upgrades is recognized upon installation, provided that all significant obligations have been met. Revenue from hardware and software components sold separately is recognized upon receipt by the client.

     Each new system client executes a contract which identifies the number of licensed MACS users, hardware configuration, and pricing for the software license and support services. The contract also contains pricing provisions for supplemental software user licenses and CPU upgrades. The Company typically receives a deposit equal to 25% of the system selling price upon contract signing and an additional 25% prior to installation of the system. The balance is generally payable in two installments, one of which is payable upon installation of the software and the balance upon operation of the installed system. The differences between amounts received and amounts recognized are recorded as deferred revenue.

     Support services are billed monthly, in advance, and revenue from such services is recognized ratably over the contract term. The Company's software support agreements typically have one-year terms, are automatically renewed annually and may be terminated at the discretion of the client. Historically, more than 95% of all clients utilizing the Company's software have renewed their support agreements.

     Training and consulting services are performed on a time-and-materials basis and revenue is recognized as the services are completed. Contract programming services are generally short-term in nature and performed on a fixed-fee basis. When performed in conjunction with a sale to a new client, contract programming revenue is recognized upon delivery and receipt of a signed client acknowledgment that hardware and software have been installed. Programming services performed for existing clients are recognized upon receipt of final payment.

     In accordance with Statement of Financial Accounting Standards No. 86, software development costs are expensed as incurred until technological feasibility of the software is established, after which any additional costs are capitalized. To date, the Company has expensed all software development costs because development costs incurred subsequent to the establishment of technological feasibility have been minimal.

     In October 1997, the American Institute of Certified Public Accountants issued SOP 97-2, Software Revenue Recognition, which superseded SOP 91-1. The Company adopted SOP 97-2 for software transactions entered into in 1997. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. The revenue allocated to hardware and software products generally is recognized upon installation and when collectibility is probable. The revenue allocated to postcontract customer support is consistent with fees charged for renewals and is recognized ratably over the term of the support. Revenue allocated to service elements is recognized as the services are performed. The adoption of SOP 97-2 did not have a material impact on the Company's results of operations.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship of certain statement of operations items to total revenue:

                                                                                      NINE MONTHS
                                                                                         ENDED
                                                          YEAR ENDED DECEMBER 31,    SEPTEMBER 30,
                                                          -----------------------    --------------
                                                          1995     1996     1997     1997     1998
                                                          -----    -----    -----    -----    -----
Revenue:
  Computer software.....................................   26.5%    32.0%    27.2%    29.3%    34.8%
  Computer hardware.....................................   54.7     39.8     43.7     43.0     39.8
  Support...............................................   13.4     21.8     22.0     20.3     15.4
  Services..............................................    5.4      6.4      7.1      7.4     10.0
                                                          -----    -----    -----    -----    -----
         Total revenue..................................  100.0    100.0    100.0    100.0    100.0
Cost of sales and services:
  Computer software.....................................    3.2      3.2      8.1      6.9      7.8
  Computer hardware.....................................   42.5     31.3     32.2     32.7     29.5
  Support...............................................   10.0     17.0     17.5     15.0      9.2
  Services..............................................    4.1      4.9      5.9      5.3      6.5
                                                          -----    -----    -----    -----    -----
         Total cost of sales and services...............   59.8     56.4     63.7     59.9     53.0
                                                          -----    -----    -----    -----    -----
Gross profit............................................   40.2     43.6     36.3     40.1     47.0
Operating expenses:
  General and administrative............................   12.9     25.8     24.5     20.6     18.8
  Research and development..............................    8.7     12.2     10.8      9.6      6.6
  Sales and marketing...................................    2.1      5.3      7.9      7.1      6.7
                                                          -----    -----    -----    -----    -----
         Total operating expenses.......................   23.7     43.3     43.2     37.3     32.1
Income (loss) from operations...........................   16.5      0.3     (6.9)     2.8     14.9
Other income (expense):
  Interest expense:
    Interest on outstanding debt........................   (4.8)    (6.5)    (8.0)    (7.0)    (5.5)
    Amortization of original issue discount.............   (5.5)    (7.4)    (3.6)    (4.5)      --
  Interest income.......................................    0.5      0.2      0.6      0.6      0.3
                                                          -----    -----    -----    -----    -----
         Total interest expense, net....................   (9.8)   (13.7)   (11.0)   (10.9)    (5.2)
                                                          -----    -----    -----    -----    -----
Net income (loss) before pro forma income tax (expense)
  benefit...............................................    6.7    (13.4)   (17.9)    (8.1)     9.7
Pro forma provision for income tax (expense) benefit....   (4.6)     1.9      5.1      2.1     (4.3)
                                                          -----    -----    -----    -----    -----
Pro forma net income (loss).............................    2.1%   (11.5)%  (12.8)%   (6.0)%    5.4%
                                                          =====    =====    =====    =====    =====

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Computer Software. Sales of computer software licenses accounted for approximately 34.8% of the Company's total revenue for the nine months ended September 30, 1998. Computer software license fees consist of license fees for the new installation of the Company's MACS software and related modules and additional user license fees, and CPU upgrades for its existing clients.

Computer software license fees are based on the number of users and type and number of CPUs. The Company periodically updates or modifies its software pricing in response to changes in market conditions or costs of sale. Effective July 1, 1998, the Company changed its MACS software pricing from a tier-based (by CPU and number of users) to a user based structure with a provision for additional license fees for multiple CPUs. This was done to enable the Company's clients to more accurately forecast future license upgrade costs and facilitate new client sales. The Company cannot predict what effect, if any, this pricing change will have on MACS software license revenues. Computer software license fees increased 95.1% to $8.6 million during the nine months ended September 30, 1998 compared to $4.4 million for the same period in 1997. This improvement resulted from an increase in computer software sales to both new and existing clients including material contracts with United States Mint in the second quarter of 1998 and Multiple Zones in the third quarter of 1998. These two contracts amounted to 37.4% of revenue for the nine months ended September 30, 1998. The Company does not believe the pricing change had a material effect on this increase in computer software revenue. New client computer software sales increased from $2.6 million for the nine months ended September 30, 1997 to $3.9 million for the same period in 1998, and computer software upgrades increased from $1.8 million to $4.7 million for the same time period.

     Computer Hardware. Sales of computer hardware accounted for approximately 39.8% of the Company's total revenue for the nine months ended September 30, 1998. Sales of computer hardware consists of sales of computer systems, peripheral components and third-party software. Computer hardware revenue increased 51.8% to $9.9 million for the nine months ended September 30, 1998, compared to $6.5 million for the nine months ended September 30, 1997. Computer hardware revenue relating to new client sales increased 49.5% to $4.9 million for the nine months ended September 30, 1998, compared to $3.3 million for the same period in 1997. This increase resulted from increases in new system sales. Computer hardware upgrades increased by 54.2% to $5.0 million for the nine months ended September 30, 1998, compared to $3.2 million for the same period in 1997. The increase in 1998 resulted from many of the Company's larger clients performing major system upgrades.

     Support. Support revenue accounted for approximately 15.4% of the Company's total revenue during the nine months ended September 30, 1998. Support revenue consists of fees for technical support services and product enhancements for the MACS software and integrated third-party software utilities. Support revenue typically represents 17% of the underlying license fee each year. Support revenue increased 24.6% to $3.8 million during the nine months ended September 30, 1998, compared to $3.1 million for the nine months ended September 30, 1997. The increase resulted from the addition of new clients in the last half of 1997 and the first nine months of 1998, as well as support fee increases related to software user license upgrades.

     Services. Services revenue accounted for approximately 10.0% of the Company's revenue for the nine months ended September 30, 1998. Services revenue consists principally of revenue derived from training, consulting, and custom programming. Services revenue increased 119.4% to $2.5 million in the nine months ended September 30, 1998, compared to $1.1 in 1997. This improvement was due to increases in new client software modifications, custom interfaces to third-party products, and consulting services.

     Total Revenue. Total revenue increased 64.0% to $24.7 million for the nine months ended September 30, 1998, compared to $15.1 million in 1997. New client sales increased 49.7% to $8.8 million from $5.9 million for the nine months ended September 30, 1997. The increase was due to higher average revenue per installation than during nine the months ended September 30, 1997 as a result of a material contract with the United States Mint. Revenue from client system and component upgrades increased by 92.3% to $9.7 million for the nine months ended September 30, 1998, compared to $5.0 million for the same period in 1997 due to increased new client sales in 1997 and clients performing major system upgrades.

     Cost of Computer Software. Cost of computer software, which includes installation and training salaries directly related to new software sales and subcontractor fees, increased 85.2% to $1.9 million during the nine months ended September 30, 1998, compared to $1.0 for the nine months ended September 30, 1997. The increase resulted from higher personnel costs related to increased installations of new systems and sales to new clients. Cost of computer software as a percentage of total revenue increased to 7.8% from 6.9% for the nine months ended September 30, 1997. Cost of computer software as a percentage of software license fees decreased to 22.4% from 23.6% for the nine months ended September 30, 1997. These increases are directly related to the additional resources added to accommodate the increase in new client license fee revenue.

     Cost of Computer Hardware. Cost of computer hardware, which consists of purchases of computer systems, peripheral components and third party software, increased 48.3% to $7.3 million for the nine months ended September 30, 1998, compared to $4.9 million for the same period in 1997. This increase was related to the 51.8% increase in computer hardware revenue from the nine months ended September 30, 1997. Costs of computer hardware as a percentage of total revenue decreased to 29.5% from 32.7% for the nine months ended September 30, 1997, due primarily to a shift in sales mix reducing the relative contribution of computer hardware sales. Costs of computer hardware as a percentage of computer hardware revenue decreased to 74.2% from 76.0% for the nine months ended September 30, 1997. This decrease primarily resulted from the increase in new client sales, which generally provided higher computer hardware gross margins than those for upgrade sales, and the sales of third-party computer software utilities, which are sold at higher margins than computer hardware system components.

     Cost of Support. Cost of support consists primarily of personnel costs associated with the support of the Company's MACS product and third-party computer software packages and the cost of MACS user documentation distributed to clients. Cost of support remained consistent at $2.3 million for the nine month periods ended September 30, 1998 and September 30, 1997. Cost of support as a percentage of total revenue decreased to 9.2% from 15.0% for the nine months ended September 30, 1997. Cost of support as a percentage of support revenue decreased to 59.8% from 74.1% for the same period in 1997. The reduction resulted from additional support fees from new clients and increased utilization of existing support personnel.

     Cost of Services. Cost of services, which consists of salaries for professional services employees, and allocated salaries for training and programming personnel, increased 99.5% to $1.6 million during the nine months ended September 30, 1998, compared to $806,000 for the nine months ended September 30, 1997. The increase was due to the addition of professional services employees and a greater allocation of programming personnel related to the increases in custom programming revenue. Cost of services as a percentage of total revenue increased to 6.5% from 5.3% for the nine months ended September 30, 1997. Cost of services as a percentage of services revenue decreased to 65.2% from 71.7% for the nine months ended September 30, 1997. The decrease was related to the increased demand for professional services and custom programming, and the resulting increase in the utilization of available resources and the implementation of new pricing.

     Total Cost of Sales and Services. Total cost of sales and services increased by 45.1% to $13.1 million for the nine months ended September 30, 1998, compared to $9.0 million during the first nine months of 1997. This increase resulted primarily from higher hardware cost in the amount of $2.4 million associated with increased hardware sales, and $1.6 million in additional personnel cost associated with sales growth during 1998.

     General and Administrative. General and administrative expenses include the cost of the Company's finance, human resources, information services, and administrative functions. General and administrative expenses increased 49.8% to $4.6 million for the nine months ended September 30, 1998, compared to $3.1 million during the first nine months of 1997. This increase was primarily due to $800,000 of expenses associated with new offices in the United Kingdom and Australia which were opened during the second half of 1997, $270,000 in additional personnel cost due to increases in administrative personnel related to an expanding workforce and client base, and $400,000 of additional communication, equipment and office expenses as a result of more employees. General and administrative expenses as a percentage of total revenue decreased to 18.8% for the nine months ended September 30, 1998 from 20.6% for the nine months ended September 30, 1997.

     Research and Development. Research and development expenses include costs associated with the development of new products and enhancements of existing products. Such expenses consist primarily of employee salaries and benefits, consulting expenses (including amounts paid to subcontractors for development work), and the cost of development tools. Research and development expenses increased 13.4% to $1.6 million during the nine months ended September 30, 1998, compared to $1.4 for the nine months ended September 30, 1997. This increase was primarily due to ongoing development of the WebOrder, UNIX and Windows NT products and existing product enhancements. Research and development costs as a percentage of total revenue decreased to 6.6% for the nine months ended September 30, 1998 from 9.6% nine months ended September 30, 1997. Research and Development expenses as a percentage of computer software license fees were 19.0% for the nine months ended September 30, 1998 and 32.7% for the same period in 1997.

     Sales and Marketing. Sales and marketing expenses include personnel costs, sales commissions related to the sale and marketing of the Company's products and services, and the cost of advertising, public relations and participation in industry conferences and trade shows. Sales and marketing expenses increased by 55.1% to $1.7 million for the nine months ended September 30, 1998, compared to $1.1 for the same period in 1997. This increase resulted from increased sales, modifications to the Company's sales commission plan and expanded marketing and advertising programs. Sales and marketing expenses as a percentage of total revenue decreased to 6.7% for the nine months ended September 30, 1998 from 7.1% for the nine months ended September 30, 1997.

     Income (Loss) from Operations. As a result of the foregoing factors, the Company's income from operations increased by $3.2 million to $3.7 million for the nine months ended September 30, 1998 as compared to $435,000 for the nine months ended September 30, 1997.

     Other Income (Expense), Net. Net interest expense, which includes interest on the Convertible Debentures, amortization of original discount ("OID") related to the conversion feature of the Convertible Debentures and interest income on available cash, decreased 22.1% to $1.3 million during the nine months ended September 30, 1998, compared to $1.6 million in 1997. The decrease was due to a reduction of OID which was fully amortized as of June 30, 1997. No OID amortization was recorded during the nine months ended September 30, 1998. See "Liquidity and Capital Resources" and Notes 6(a) and 6(b) of Notes to Consolidated Financial Statements.

     Pro Forma Income Tax (Expense) Benefit. The pro forma effective tax rate for the nine months ended September 30, 1998 was a provision of 43.8% compared to a benefit of 25.8% for the nine months ended September 30, 1997. Effective pro forma income tax rates differ from the federal statutory rates because of the following: (i) OID is not deductible for federal and state income tax purposes; (ii) the effect of state income taxes; and (iii) the full valuation of net losses of foreign subsidiaries. Also, pro forma effective rates vary between periods because of the differing effects the OID and net losses of foreign subsidiaries have on pro forma income before income taxes.

     Pro Forma Net Income (Loss). As a result of the above factors, the Company's pro forma net income increased by $2.2 million to $1.3 million from a loss of $899,000 for the same period in 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Computer Software. Computer software fees decreased 14.3% to $5.1 million for the year ended December 31, 1997, compared to $5.9 million for the year ended December 31, 1996. This change was due to a decrease in revenue from system upgrades of $2.0 million from $4.1 million in 1996 to $2.1 million in 1997, and an increase in new client sales of $1.1 million from $1.9 million in 1996 to $3.0 million in 1997. This increase in new client sales during 1997 was due to changes in the Company's sales process and the addition of new sales resources.

     Computer Hardware. Computer hardware revenue increased 10.5% to $8.1 million in 1997, compared to $7.4 million in 1996. Computer hardware revenue relating to new client sales increased 157.6% to $4.5 million for the year ended December 31, 1997, compared to $1.7 million in 1996. Revenue from hardware upgrades decreased by 34.9% to $3.7 million for the year ended December 31, 1997, compared to $5.6 million in 1996.

     Support. Support revenue increased 1.5% to $4.1 million during the year ended December 31, 1997, compared to $4.0 million in 1996. This increase primarily resulted from the addition of new clients.

     Services. Services revenue increased 11.4% to $1.3 million in 1997, compared to $1.2 million in 1996. This increase was primarily due to additional software modifications for new and existing clients and a greater demand for consulting services.

     Total Revenue. Total revenue increased 0.7% to $18.7 million in 1997, compared to $18.5 million in 1996. New client sales increased 107.2% to $7.5 million in 1997 from $3.6 million for the year ended December 31, 1996. Revenue from client system and component upgrades decreased by 40.9% to $5.7 million for the year ended December 31, 1997, compared to $9.7 million for 1996.

     Cost of Computer Software. Cost of computer software increased 157.3% to $1.5 million in 1997, compared to $584,000 in 1996. This increase resulted from the addition of personnel required to support new client sales volume. Cost of computer software as a percentage of total revenue increased to 8.1% from 3.2% for the year ended December 31, 1996. Cost of computer software as a percentage of computer software revenue increased to 29.6% from 9.9% in 1996. This increase was primarily due to the increase in personnel during 1997 to accommodate future anticipated sales.

     Costs of Computer Hardware. Cost of computer hardware increased 3.5% to $6.0 million during the year ended December 31, 1997, compared to $5.8 million in 1996. This increase was related to the 10.5% increase in computer hardware revenue from 1996. Cost of computer hardware as a percentage of total revenue increased to 32.2% from 31.3% in 1996. Cost of computer hardware as a percentage of computer hardware revenue decreased to 73.8% from 78.8% for the year ended December 31, 1996. This decrease primarily resulted from an increase in new client sales, which generally provide higher computer hardware gross margins than those for upgrade sales, and the sale of third-party computer software utilities, which are sold at higher margins than computer hardware system components.

     Cost of Support. Cost of support increased 4.1% to $3.3 million in 1997, compared to $3.1 million in 1996, due to the addition of personnel to support new clients and the cost of MACS user documentation distributed to clients during 1997. Cost of support as a percentage of total revenue increased to 17.5% from 17.0% in 1996. Cost of support as a percentage of support revenue increased to 79.8% from 77.8% in 1996.

     Cost of Services. Cost of services increased 22.4% to $1.1 million in 1997, compared to $902,000 in 1996. This increase was primarily due to the hiring of additional professional services personnel during 1997 and a greater allocation of programming personnel utilized for custom programming. Cost of services as a percentage of total revenue increased to 5.9% in 1997 from 4.9% in 1996. Cost of services as a percentage of services revenue increased to 83.4% from 75.9% in 1996. The increase was due to utilization of newly trained professional services personnel in 1997.

     Total Cost of Sales and Services. Total cost of sales and services increased by 14.0% to $11.9 million for the year ended December 31, 1997, compared to $10.4 million in 1996. This increase resulted primarily from the increase in new clients during 1997.

     General and Administrative. General and administrative expenses decreased 4.4% to $4.6 million for the year ended December 31, 1997, compared to $4.8 million during 1996. This was related to a decrease in bad debt expense of $285,000 offset by increased expenses associated with new offices in the United Kingdom and Australia totaling $300,000, and $185,000 relating to other administrative expenses. The significant account receivable write-offs in 1997 were primarily attributable to (i) a $382,000 write off of remaining outstanding invoices and advances to a former distributor of the Company's products and (ii) an additional $103,000 write off based on a year-end analysis of outstanding accounts receivable. General and administrative expenses as a percentage of total revenue decreased to 24.5% in 1997 from 25.8% in 1996.

     Research and Development. Research and development expenses decreased 10.8% to $2.0 million in 1997, compared to $2.3 million in 1996. As a percentage of total revenue, research and development expenses declined to 10.8% in 1997, compared to 12.2% in 1996, due to a shift in development personnel toward revenue generating computer software modifications. As a percentage of computer software license fee revenue, research and development expenses increased to 39.6% in 1997, compared to 38.0% in 1996, as a result of reduced computer software license fee revenue.

     Sales and Marketing. Sales and marketing expenses increased 51.2% to $1.5 million in 1997, compared to $980,000 in 1996, primarily as a result of increases in sales personnel and commissions associated with the increase in new client computer software revenue. Also in 1997, the Company incurred additional expenses associated with establishing a separate marketing department. The marketing function was formerly performed by the sales department. As a percentage of total revenue, sales and marketing expenses increased to 7.9% in 1997, compared to 5.3% in 1996.

     Income (Loss) From Operations. As the result of the above factors, the Company's income (loss) from operations declined by $1.4 million resulting in a $1.3 million loss from operations in 1997, compared to income from operations of $86,000 in 1996. The loss in 1997 resulted from the decline in revenue from system upgrades, as well as expenses associated with opening new offices in the United Kingdom and Australia, and hiring additional support, sales and marketing personnel.

     Other Income (Expense), Net. Net interest expense decreased by 18.4% to $2.1 million in 1997, compared to $2.5 million in 1996. This decrease was due to a reduction of OID which was fully amortized as of June 30, 1997. See "Liquidity and Capital Resources" and Notes 6(a) and 6(b) of Notes to Consolidated Financial Statements.

     Pro Forma Income Tax (Expense) Benefit. The pro forma effective tax rate for the year ended December 31, 1997 was a benefit of 28.2% compared to a benefit of 14.7% for the year ended December 31, 1996. Effective pro forma income tax rates differ from the federal statutory rates because of the following: (i) OID is not deductible for federal and state income tax purposes;
(ii) the effect of state income taxes; and (iii) the full valuation of net losses of foreign subsidiaries. Also, pro forma effective rates vary between periods because of the differing effects the OID and net losses of foreign subsidiaries have on pro forma income before income taxes.

     Pro Forma Net Income (Loss). As a result of the above factors, the Company's pro forma net loss for the year ended December 31, 1997 increased by $329,000 to $2.4 million from $2.1 million in 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Computer Software. Computer software license fees decreased 10.0% to $5.9 million in 1996, compared to $6.6 million in 1995. While new client computer software revenue increased by $470,000 during 1996, computer software license fees relating to upgrades decreased by $1.1 million.

     Computer Hardware. Computer hardware revenue decreased 46.0% to $7.4 million in 1996, compared to $13.6 million in 1995. Computer hardware revenue relating to new client sales decreased 23.6% from $2.3 million in 1995 to $1.7 million in 1996. Computer hardware upgrades decreased by 50.5% from $11.4 million in 1995 to $5.6 million in 1996. Computer hardware revenue decreased in 1996 due to fewer client upgrades and reduction in the cost of hardware components.

     Support. Support revenue increased 20.8% to $4.0 million in 1996, compared to $3.3 million in 1995. This increase resulted from the addition of new clients and the commencement of the Company's major account support program, which provides dedicated services at a premium price.

     Services. Services revenue decreased 12.0% to $1.2 million in 1996, compared to $1.4 in 1995. This decrease was primarily due to a reduction in custom software programming during 1996.

     Total Revenue. Total revenue decreased 25.7% to $18.5 million in 1996, compared to $24.9 million in 1995. New client revenue was consistent year to year with $3.6 million in 1996 compared to $3.7 million in 1995. This decrease in 1996 revenue was largely related to lower client system and component upgrade revenue during 1996, which decreased by 41.5% from $16.5 million in 1995 to $9.7 million in 1996. Reduced new client sales revenue in 1995 contributed to a reduction in system upgrades during 1996.

     Cost of Computer Software. Cost of computer software decreased 27.6% to $584,000 in 1996, compared to $808,000 in 1995. This decrease was primarily due to lower computer software sublicense fees attributable to lower computer software revenue and lower payroll costs due to a reduced employee head count in the Company's installation department. Cost of computer software as a percentage of total revenue remained the same at 3.2% for 1996 and 1995. Cost of computer software as a percentage of computer software revenue decreased to 9.9% from 12.2% in 1995.

     Cost of Computer Hardware. Cost of computer hardware decreased 45.3% to $5.8 million in 1996, compared to $10.6 million in 1995. This decrease was primarily due to the 46.0% decrease in hardware revenue from 1995. Cost of computer hardware as a percentage of total revenue decreased to 31.3% from 42.5% in 1995. Cost of computer hardware as a percentage of computer hardware revenue increased to 78.8% from 77.8% in 1995.

     Cost of Support. Cost of support increased 26.1% to $3.1 million in 1996, compared to $2.5 million in 1995. This increase was due to an increase in the number of employees required to support new clients added in 1995 and 1996. Cost of support as a percentage of total revenue increased to 17.0% from 10.0% in 1995. Cost of support as a percentage of support revenue increased to 77.8% from 74.5% in 1995. These increases were generated by costs associated with additional support personnel.

     Cost of Services. Cost of services decreased 11.2% to $902,000 in 1996, compared to $1.0 million in 1995. This decrease was related to a reduction in product development personnel engaged in custom programming activities in 1996. Cost of services as a percentage of total revenue increased to 4.9% from 4.1% in 1995. Cost of services as a percentage of services revenue increased to 75.9% from 75.3% in 1995.

     Total Cost of Sales and Services. Total cost of revenue decreased by 30.1% to $10.4 million for the year ended December 31, 1996, compared to $14.9 million in 1995. This decrease was primarily due to a decrease in the cost of computer hardware.

     General and Administrative. General and administrative expenses increased 49.0% to $4.8 million in 1996, compared to $3.2 million in 1995. This increase was primarily due to additional personnel costs associated with an expanding client base and projected growth. Also contributing to the increase were additional computer equipment, facility and maintenance expenses and increased bad debt expenses. The expense accruals for bad debt in 1996 were attributable to a $240,000 reserve for outstanding invoices and advances to a former distributor of the Company's products, and an additional $363,000 relating to the Company's year-end analysis of outstanding accounts receivable. General and administrative expenses as a percentage of total revenue increased to 25.8% from 12.9% in 1995, due to higher cost in proportion to growth of revenue.

     Research and Development. Research and development expenses increased 4.1% to $2.3 million in 1996, compared to $2.2 million in 1995. This increase in development costs was principally due to purchased research and development relating to the conversion of MACS to the UNIX and Windows NT operating systems. As a percentage of total revenue, research and development expenses increased to 12.2% in 1996, compared to 8.7% in 1995 due to the decrease in revenue during 1996. As a percentage of computer software revenue, research and development expenses increased to 38.0% in 1996, compared to 32.9% in 1995 due to reduced computer software revenue in 1996.

     Sales and Marketing. Sales and marketing expenses increased by 87.3% to $980,000 in 1996, compared to $523,000 in 1995. This increase primarily resulted from the addition of technical sales support personnel and management to facilitate new sales. In addition, there was a decrease in marketing funds received from Hewlett-Packard (awarded based on a percentage of hardware purchases each month) which are used to defray marketing and advertising expenditures. Due to the substantial decrease in hardware purchases from 1995, marketing funds received in 1996 decreased by $170,000. Sales and marketing expenses as a percentage of total revenue increased to 5.3% from 2.1% in 1995.

     Income (Loss) From Operations. As a result of the foregoing factors, the Company's income (loss) from operations decreased by $4.0 million resulting in $86,000 of income from operations in 1996 as compared to income from operations of $4.1 million in 1995.

     Other Income (Expense), Net. Net interest expense increased 3.5% to $2.5 million in 1996, compared to $2.4 million in 1995. This increase was primarily due to lower interest income during 1996 as a result of lower cash balances throughout the year. See "Liquidity and Capital Resources" below and Notes 6(a) and 6(b) of Notes to Consolidated Financial Statements.

     Pro Forma Income Tax (Expense) Benefit. The pro forma effective tax rate for 1996 was a benefit of 14.7% compared to a provision of 69.5% in 1995. Effective pro forma income tax rates differ from the federal statutory rates because of the following: (i) OID is not deductible for federal and state income tax purposes and (ii) the effect of state income taxes.

     Pro Forma Net Income (Loss). As a result of the above factors, the Company's pro forma net income (loss) in 1996 declined by $2.6 million from pro forma net income of $508,000 in 1995 compared to a loss of $2.1 million in 1996.

QUARTERLY INFORMATION

     The following table sets forth certain unaudited financial data for each of the Company's last seven calendar quarters and such data expressed as a percentage of the Company's total revenue for the respective quarters. The information has been derived from unaudited consolidated financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                                                    QUARTER ENDED
                                      --------------------------------------------------------------------------
                                      MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,
                                        1997       1997       1997       1997       1998       1998       1998
                                      --------   --------   --------   --------   --------   --------   --------
                                                                    (IN THOUSANDS)
Revenue:
  Computer software.................   $1,103     $2,335     $  978    $   667    $ 2,077    $ 2,572    $  3,967
  Computer hardware.................    1,685      3,383      1,421      1,655      1,717      3,359       4,778
  Support...........................    1,061        972      1,031      1,036      1,220      1,214       1,383
  Services..........................      302        180        641        201        517        984         962
                                       ------     ------     ------    -------    -------    -------    --------
         Total revenue..............    4,151      6,870      4,071      3,559      5,531      8,129      11,090
Cost of sales and services:
  Computer software.................      318        348        376        462        571        703         656
  Computer hardware.................    1,318      2,620        990      1,081      1,312      2,546       3,451
  Support...........................      727        716        827      1,001        720        740         822
  Services..........................      279        255        272        299        427        579         601
                                       ------     ------     ------    -------    -------    -------    --------
         Total cost of sales and
           services.................    2,642      3,939      2,465      2,843      3,030      4,568       5,530
                                       ------     ------     ------    -------    -------    -------    --------
Gross profit........................    1,509      2,931      1,606        716      2,501      3,561       5,560
Operating expenses:
  General and administrative........      821      1,275      1,006      1,465      1,407      1,510       1,729
  Research and development..........      424        459        561        567        485        576         577
  Sales and marketing...............      350        391        325        416        521        554         579
                                       ------     ------     ------    -------    -------    -------    --------
         Total operating expenses...    1,595      2,125      1,892      2,448      2,413      2,640       2,885
                                       ------     ------     ------    -------    -------    -------    --------
(Loss) income from operations.......      (86)       806       (286)    (1,732)        88        921       2,675
Other income (expense):
Interest expense:
  Interest on outstanding debt......     (300)      (300)      (450)      (450)      (450)      (450)       (450)
  Amortization of original issue
    discount........................     (340)      (340)        --         --         --         --          --
  Interest income...................       19         30         35         25         16         20          32
                                       ------     ------     ------    -------    -------    -------    --------
         Total interest expense,
           net......................     (621)      (610)      (415)      (425)      (434)      (430)       (418)
                                       ------     ------     ------    -------    -------    -------    --------
Net (loss) income...................     (707)       196       (701)    (2,157)      (346)       491       2,257
Pro forma income tax benefit
  (expense).........................      172        (84)       224        636        215       (198)     (1,070)
                                       ------     ------     ------    -------    -------    -------    --------
Pro forma net (loss) income.........   $ (535)    $  112     $ (477)   $(1,521)   $  (131)   $   293    $  1,187
                                       ======     ======     ======    =======    =======    =======    ========

                                                                       QUARTER ENDED
                                         --------------------------------------------------------------------------
                                         MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,
                                           1997       1997       1997       1997       1998       1998       1998
                                         --------   --------   --------   --------   --------   --------   --------
Revenue:
  Computer software....................    26.6%      34.0%      24.0%      18.8%      37.5%      31.7%      35.8%
  Computer hardware....................    40.5       49.3       34.9       46.5       31.0       41.3       43.1
  Support..............................    25.6       14.1       25.3       29.1       22.1       14.9       12.5
  Services.............................     7.3        2.6       15.8        5.6        9.4       12.1        8.6
                                          -----      -----      -----      -----      -----      -----      -----
         Total revenue.................   100.0      100.0      100.0      100.0      100.0      100.0      100.0
Cost of sales and services:
  Computer software....................     7.7        5.1        9.2       13.0       10.3        8.7        5.9
  Computer hardware....................    31.7       38.1       24.3       30.4       23.7       31.3       31.1
  Support..............................    17.5       10.4       20.3       28.1       13.0        9.1        7.4
  Services.............................     6.7        3.7        6.8        8.4        7.7        7.1        5.4
                                          -----      -----      -----      -----      -----      -----      -----
         Total cost of sales and
           services....................    63.6       57.3       60.6       79.9       54.7       56.2       49.8
                                          -----      -----      -----      -----      -----      -----      -----
Gross profit...........................    36.4       42.7       39.4       20.1       45.3       43.8       50.2
Operating expenses:
  General and administrative...........    19.8       18.6       24.7       41.2       25.4       18.6       15.6
  Research and development.............    10.2        6.7       13.8       15.9        8.8        6.8        5.2
  Sales and marketing..................     8.4        5.7        8.0       11.7        9.4        7.1        5.2
                                          -----      -----      -----      -----      -----      -----      -----
         Total operating expenses......    38.4       31.0       46.5       68.8       43.6       32.5       26.0
                                          -----      -----      -----      -----      -----      -----      -----
(Loss) income from operations..........    (2.0)      11.7       (7.1)     (48.7)       1.7       11.3       24.2

Other income (expense):

Interest expense:
  Interest on outstanding debt.........     7.2        4.4       11.1       12.6        8.1        5.5        4.1
  Amortization of original issue
    discount...........................     8.2        4.9         --         --         --         --         --
  Interest income......................    (0.5)      (0.4)      (0.9)      (0.7)      (0.3)      (0.2)      (0.3)
                                          -----      -----      -----      -----      -----      -----      -----
         Total interest expense, net...    14.9        8.9       10.2       11.9        7.8        5.3        3.8
                                          -----      -----      -----      -----      -----      -----      -----
Net (loss) income......................   (16.9)       2.8      (17.3)     (60.6)      (6.1)       6.0       20.4
Pro forma income tax benefit
  (expense)............................     4.1       (1.2)       5.5       17.9        3.9       (2.4)      (9.6)
                                          -----      -----      -----      -----      -----      -----      -----
Pro forma net (loss) income............   (12.8)%     (1.6)%    (11.8)%    (42.7)%     (2.2)%      3.6%      10.8%
                                          =====      =====      =====      =====      =====      =====      =====

SEASONALITY

     The Company generally has realized lower revenue in the fourth quarter of the year than in the other quarters. The Company believes that this has been due primarily to the tendency of many of the Company's clients to avoid implementing a new system or an upgrade of an existing system during the holiday season, typically the busiest time of year for substantially all of the Company's clients. Due to all of the foregoing factors, the Company believes that period to period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance.

LIQUIDITY AND CAPITAL RESOURCES

     On December 19, 1994, the Company entered into a Debenture Purchase Agreement (the "Debenture Agreement") with the Lenders in connection with the Convertible Debentures. Principal on the Convertible Debentures is payable in two equal installments of $6.0 million on December 1, 1999 and December 1, 2000, and bore interest at 10% through June 30, 1997 and began accruing interest at 15% thereafter. Interest is payable quarterly in arrears and commenced on March 31, 1995. The Debenture Agreement provides for a default rate of interest of 20% on all principal amounts not paid within 15 days of the date due. At December 31, 1997, the Company was not in compliance with certain debt covenants. The Lenders waived all applicable default remedies pertaining to the interest payments they were entitled to enforce against the Company under the Debenture Agreement and waived compliance by the Company with respect to such covenants through the earlier of (i) the consummation of an initial public offering or
(ii) March 31, 2000. In order to maintain sufficient working capital for the Company's needs, the Company has agreed with the Lenders to defer all interest and principal payments due or payable through the earlier of (i) the consummation of an initial public offering or (ii) March 31, 2000.

     On June 30, 1997, the Convertible Debentures became convertible at the option of a majority in interest of the Lenders into the Convertible Preferred Stock and the Redeemable Preferred Stock. The fair value of the conversion features of the Convertible Debentures has been determined to be $3.5 million based on the difference between the stated interest rates and the estimated market rate of such Debentures upon the date of issuance. This amount is included in additional paid-in capital in the accompanying consolidated balance sheets, with the resulting OID on the loan being amortized from the date of issuance through June 30, 1997. Non-cash interest expense related to the amortization of the OID was $1,378,276, $1,378,276 and $679,697 in 1995, 1996
and 1997, respectively. See Note 6(b) of Notes to Consolidated Financial Statements.

     During the past three fiscal years and the nine month period ended September 30, 1998, the Company has financed its operations and growth with funds generated by operations. At September 30, 1998, the Company's primary sources of liquidity consisted of cash, cash equivalents and short-term investments totaling $3.6 million.

     The Company's operating activities have provided cash for the nine months ended September 30, 1998 and years ended December 31, 1997, 1996 and 1995 of $4.4 million, $543,000, $87,000, and $3.2 million, respectively. For the nine months ended September 30, 1998, the Company's operating cash was provided by net income, continued deferral of interest payments due under the Convertible Debentures, client deposits received in advance of recognized revenue, and increased accounts payable and accrued expenses partially offset by increases to accounts receivable and inventory. In 1997 and 1996, the Company's primary source of operating cash was provided by the deferral of interest payments due under the Convertible Debentures. In 1995, cash from operating activities was generated primarily by the Company's net income.

     Cash used in investing activities was approximately $522,000, $234,000, $251,000, and $360,000 for the nine months ended September 30, 1998 and in years ended December 31, 1997, 1996 and 1995, respectively. This cash was used for capital expenditures in the ordinary course of business. The Company's capital expenditures relate primarily to purchases of computers, printers and software to support the Company's operations, as well as furniture, fixtures and leasehold improvements. The Company expects its rate of purchases of property and equipment will increase as its employee base grows.

     For the nine months ended September 30, 1998, cash used in financing activities totaled $445,000, which consisted of distributions to stockholders and deferred offering costs. Cash used in financing activities totaled $200,000 in 1997, which consisted of repayment of advances from officers made during 1996. During 1996, financing activities provided $225,000 through advances from officers and repayment of employee loans. Cash used in financing activities totaled approximately $15.1 million during 1995, primarily due to distributions to stockholders totaling approximately $15.3 million. The distributions during the year were comprised of amounts totaling $12 million made in accordance with the terms of the Convertible Debentures, and other distributions totaling $3.3 million based on the Company's estimated net income for 1995. Historically, as an S Corporation, the Company has distributed all profits earned during the year to its shareholders. The Company made distributions in excess of shareholders' equity because the cash was available for such purpose. Such distributions have not affected the Company's ability to meet its current obligations.

     As of September 30, 1998, the Company had working capital of approximately $3.1 million as compared to working capital of approximately $16,000 and $1.2 million at December 31, 1997 and 1996, respectively. The change in working capital from December 31, 1997 to September 30, 1998, resulted primarily from an increase in current assets of $7.5 million due to cash generated from operations and increases in accounts receivable and inventory, offset by an increase in current liabilities of $4.4 million due to increases in accounts payable, accrued expenses and deferred revenue. Accounts receivable increased by approximately $3.5 million from December 31, 1997 to

September 30, 1998, and by $3.9 million as compared to September 30, 1997. This increase was primarily attributable to three large upgrade sales in September totaling $3.4 million and increasing sales by the Company's UK office. Deferred revenue increased by approximately $1.3 million from December 31, 1997 to September 30, 1998 and increased by $1.4 million from September 30, 1997. The increase for the period ending September 30, 1998 compared to the 1997 period was primarily due to higher new client sales activity in 1998. Deferred revenue represents amounts billed to clients for which revenue may not be recognized. The Company anticipates accounts receivable associated with the three large upgrade sales to be paid in full by January 15, 1999. Deferred revenue as of September 30, 1998 had been recognized at December 31, 1998. The $1.2 million decrease in working capital during the year ended December 31, 1997 from December 31, 1996 primarily resulted from a decrease in current assets of $560,000 due to lower accounts receivable and an increase in current liabilities of $660,000 resulting from increases in accounts payable, accrued expenses and deferred revenue.

     The Company has been developing its software and new products which has resulted in minimal working capital at December 31, 1997. The Company plans to increase revenue and profitability by marketing software applications and increasing sales in the United States, United Kingdom and Australia. During the nine months ended September 30, 1998, the Company increased software revenue due to certain major contracts that were entered into in 1998 and to system upgrades. In addition, the Company received a waiver to defer the payment of interest on the Convertible Debentures through the earlier of (i) the consummation of an initial public offering or (ii) January 1, 2000. Based on the new contracts and to system upgrades, the interest waiver received and the Company's anticipated operating results, management believes there will be sufficient funding to meet its required operating expenditures.

     A portion of the estimated net proceeds of this Offering will be used to provide the Company with working capital to support potential growth. The Company believes that estimated net proceeds of this Offering remaining after repayment of indebtedness and the Distribution, together with its current cash balances and cash flow from operations, will be sufficient to meet its working capital and capital expenditure requirements for at least the next eighteen months.

     The Company may, in the future, acquire businesses or products complementary to the Company's business, or otherwise obtain the right to use complementary technologies, although there can be no assurance that any such acquisitions will be made. The need for cash to finance additional working capital or to make acquisitions may cause the Company to seek additional equity or debt financing. There can be no assurance that such financing will be available, or that the Company's need for higher levels of working capital will not have a material adverse effect on the Company's business, financial condition or results of operations.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the Year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, prior to January 1, 2000, computer systems and/or software used by many companies may need to be upgraded to comply with such Year 2000 requirements. Significant uncertainty exists in the software industry concerning the potential effects associated with such compliance. The original design of MACS featured a four position century field which provided century independence. The only exception to this feature was the GTS programs developed by a third-party provider and incorporated into MACS to provide general ledger and accounts payable functions.

     The Company's MACS products have been determined to be fully Year 2000 compliant, except for the GTS program. The Company performed tests of all major functionality within the MACS family of software products, specifically those areas which utilize date fields. GTS provided Year 2000 compliant code to the Company in September 1998. With respect to the GTS programs, the

Company has identified all changes necessary to integrate the Year 2000 compliant code into MACS. The Company has completed the internal functional specifications for the necessary changes and expects them to be incorporated into a new version of MACS to be released in early 1999. The Company anticipates total expenditures for time and materials to implement such changes to be less than $40,000. In the event that the Company is unable to remedy the Year 2000 issue with respect to the GTS programs prior to January 1, 2000, the Company may be subject to liability in the event that any defects occur in MACS.

     The Company has also reviewed all material vendor systems for Year 2000 compliance and, except as indicated below, either confirmed that these systems are Year 2000 compliant or obtained Year 2000 compliance statements from the respective vendor. All of the Company's network software is Year 2000 compliant except NT Server 4.0, Backoffice Server and Raptor Firewall. All of the Company's desktop software is Year 2000 complaint except Windows 95, Visual C++, Visual Basic and Word 6.0. With respect to such noncompliant software, the Company expects to obtain updated revisions which are compliant early in 1999. The Company anticipates total expenditures for time and materials to make such systems Year 2000 compliant to be approximately $10,000. In addition, the Company has reviewed all of its internal systems including its hardware and software systems, its embedded systems, networks, accounting systems, and development, testing, training and demonstration platforms for Year 2000 compliance. The Company has upgraded all internal systems to Year 2000 compliant operating system versions where compliance statements were not provided for such systems. There were no material costs incurred by the Company in connection with testing its vendor or internal systems. All of the Company's non-IT systems are Year 2000 compliant. Any failure of the Company or its suppliers or clients to be Year 2000 compliant, however, could result in a material adverse effect on the Company's business, financial condition and results of operations.

ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items to be recognized under accounting standards as components of comprehensive income to be reported in a separate financial statement. The Company does not believe that the adoption of SFAS No. 130 will have a significant impact on the Company's financial reporting.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. The Company does not believe that the adoption of SFAS No. 131 will have a significant impact on the Company's financial reporting.

     In March 1998, the American Institute of Certified Public Accountants (the "AICPA") issued Statement of Position 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities." Pursuant to the provisions of SOP 98-5, all costs associated with start-up activities, including organizational costs, should be expensed as incurred. Companies that previously capitalized such costs are required to write-off the unamortized portion of such costs as a cumulative effect of a change of accounting principle. The Company has an immaterial amount of these costs and the adoption of SOP 98-5 will not have a significant impact on the Company's financial statements.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133
establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company does not believe that the adoption of SFAS No. 133 will have a significant impact on the Company's financial reporting.

FORWARD LOOKING INFORMATION

     This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that actual events or results may differ materially from such forward-looking statements. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements.

                                    BUSINESS

GENERAL

     The Company is a leading provider of mission-critical, enterprise-wide software solutions, and related hardware and services, to the non-store marketing industry. The Company's clients in the non-store marketing industry are traditional direct marketing companies and Internet-only retailers, as well as manufacturers, fulfillment houses and retailers with significant non-store sales channels. The Company's MACS family of software products is designed to automate non-store commerce activities, including advertising analysis, sales, telemarketing, ordering, merchandising, procurement, electronic and Internet commerce, warehousing, shipping, accounting and systems operation. The MACS products also provide managers and sales personnel with real-time operations, inventory and customer data to improve both management decision making and customer service.

     Since its inception in 1988, management of the Company has concentrated on providing software-based systems and services to leading non-store marketing companies and to retailers, manufacturers and fulfillment houses with significant non-store sales channels. By focusing on this market, management believes that the Company has been able to develop a significant industry expertise that has been incorporated in the functionality of the Company's products and services. The Company's MACS II and MACS III products offer over 3,000 functional options, process up to 200,000 transactions per day and are used primarily by companies with high-volume non-store commerce operations. WebOrder, the Company's new Internet commerce solution, is a highly scalable system that enables real-time interactive customer ordering, and automates processing and back-office operations for companies selling products or services over the Internet. WebOrder incorporates both the functionality and scalability of MACS II and MACS III. The Company's solutions are used by more than 200 clients located primarily in North America, Europe and Australia.

INDUSTRY BACKGROUND

     Historically, the non-store marketing industry in the United States principally consisted of companies engaged in marketing and selling their products and services through traditional direct marketing channels, such as catalogs, direct mailings, print ads, telemarketing, television or radio. Typically, the selling process involved marketers contacting and soliciting potential customers through these traditional direct marketing channels. Those customers ordered their products by mail, paid by check and received purchased products by carrier thereafter. This process normally took four to six weeks due to lengthy processing times and slow delivery via postal service. As the non-store marketing industry matured, the sales process evolved to include toll-free telephone numbers for ordering and customer service, faster delivery methods and customers' increasing preference to pay by credit card. Until the mid 1980s, the non-store marketing industry remained dominated by companies selling exclusively through traditional direct marketing channels.

     In the last decade, many companies selling exclusively through traditional direct marketing channels achieved significant success due to their ability to address growing customer demand for greater convenience and more personalized service. As a result, many retailers which had previously sold only through retail outlets entered the non-store marketing industry. Examples of such retailers include Macy's, Bloomingdale's, Nordstrom and Saks Fifth Avenue, which currently market and sell their products through retail outlets as well as catalogs, direct mailings and other non-store marketing channels. The advantages of non-store marketing for retailers include an increased ability to target existing clients, better customer service and decreased costs of operations.

     With the emergence and acceptance of the Internet as a business-to-business and business-to-consumer sales channel and the rapid growth in interactive Internet commerce, the non-store marketing industry has expanded to include a much broader range of companies. In addition to the traditional non-store marketers, direct sales over the Internet has become a new, important sales channel for a wide range of retailers and manufacturers who traditionally relied predominantly on in-store sales, large in-house direct sales organizations, independent distributors, or person-to-person solicitation. Also, the emergence of Internet-only marketers has further expanded the non-store marketing industry. Examples of these retailers, manufacturers and Internet-only marketers include Amazon.com, Compaq, Cyberian Outpost, Dell and Egghead.com. The growth in interactive Internet commerce coupled with increasing competition among store-based and non-store-based retailers and marketers have significantly increased the use of non-store, direct marketing strategies and expanded the range of marketers and retailers deploying such strategies.

  The Non-Store Marketing Industry Today

     The non-store marketing industry encompasses those companies selling products directly to customers through direct channels other than in-store sales, such as catalogs, direct mail, TV infomercials, radio, print ads, outbound telemarketing, the Internet and other non-store based channels. According to a recent study sponsored by the DMA, these marketing channels accounted for approximately $1.2 trillion in annual sales in the United States in 1997.

     According to the DMA, the fastest growing segment within the non-store marketing industry is interactive marketing over the Internet. Companies using this marketing channel distribute advertising over the Internet via Web-sites or paid advertisements on targeted third-party sites or browsers and frequently offer customers the convenience of purchasing merchandise directly through Internet commerce applications. Since 1994, the interactive marketing segment has experienced compound annual revenue growth of almost 250%, from approximately $44 million in 1994 to approximately $1.9 billion in 1997. The DMA forecasts that interactive sales over the Internet will increase by 74.7% per year to reach approximately $31.3 billion by 2002. Expenditures for interactive marketing are expected to increase 66.1% annually to reach $3.5 billion in 2002.

  The Non-Store Marketing Software Market

     As a result of the growth in Internet commerce and the increased use of non-store marketing channels, many marketers need to enhance their information technology solutions to accommodate these new sales channels. The Company believes that such companies seek information technology solutions that can help them effectively manage their order flow from web pages and other non-store channels while simultaneously centralizing and automating their back-office operations and managing all aspects of their non-store marketing operations. These solutions must be able to integrate seamlessly with the other systems or applications that these companies currently use, and must enable real-time information flow to help managers target potential customers, analyze sales and product strategies, enhance and access customer service records and synchronize key data. Non-store marketing companies, Internet-only retailers and companies complementing their existing sales strategies with non-store marketing channels require systems that are flexible and that support innovative new marketing initiatives and methods of operation which may be implemented in the future. Since certain non-store marketing segments, particularly the Internet commerce segment, are growing rapidly, non-store marketing systems must also be highly scalable and efficient.

     Current technology alternatives for the non-store marketing and sales function are typically comprised of general purpose or retail-oriented enterprise resource planning ("ERP") software and electronic commerce add-on applications without real-time access to enterprise databases. This technology solution is prevalent among companies that traditionally sell through wholesalers, distributors, in-house sales forces or retail outlets. Another common technology alternative consists of point solutions targeted to the non-store marketing industry, but with limited breadth and depth of functionality. These point solutions tend to be difficult to use and do not help managers access and leverage the enterprise knowledge residing in company databases. In-house technology solutions are also common in the non-store marketing industry, especially among larger companies. These in-house solutions are typically expensive to develop, modify and maintain and require a sophisticated in-house software development staff. Also, technology development is typically not the core strength of non-store marketing companies, and in-house software often lacks the vision and perspective to keep up with technological change. As a result, management of the Company believes that a significant opportunity exists for third-party technology providers to offer enterprise-wide, best-of-breed software solutions designed specifically for the non-store marketing and sales function.

THE SMITH-GARDNER SOLUTION

     The Company's principal software-based solution is the MACS family of products ("MACS"). MACS is an enterprise-wide, mission-critical software solution developed specifically for the non-store marketing industry. MACS helps managers of non-store commerce companies operate their businesses more effectively and efficiently by automating operations and making available real-time information relating to nearly every facet of these companies' operations. MACS incorporates analytical tools, best-of-breed methodologies, in-depth functionality and enterprise-wide information flow. The Company also provides extensive customer support services, custom development and integration services, consulting, installation and training.

     The Company's WebOrder product, a real-time interactive Internet commerce solution first installed in November 1997, positions the Company to benefit from the strong growth in the Internet commerce segment of the non-store marketing industry. WebOrder provides all the back-office features needed to manage sales transactions over the Internet including real-time customer access to back office data such as inventory availability, order status and customer service functions. WebOrder enables Internet marketers to effectively manage order flow from Web pages and other non-store channels while simultaneously integrating marketing, sales and back-office operations.

     With the introduction of EuroMACS, the Company offers a solution targeted at non-store marketing companies based abroad. EuroMACS is specifically designed to address issues that are unique to these companies, such as value-added tax requirements, multiple currencies, international document formats, local banking and shipping carrier interfaces, and different mailing and address formats.

     The Company's solutions are designed to provide its clients with the following benefits:

     Fully Integrated and Highly Functional Solutions. MACS supports all of the major areas of the non-store marketing and sales functions including advertising analysis, merchandising, sales, purchasing, accounting, telemarketing, ordering, electronic and Internet commerce, warehousing, shipping, production and systems operation. MACS enables real-time information flow that supports marketing and database analytics and sophisticated management reports. MACS also eliminates potential errors arising from the maintenance of multiple unsynchronized databases. In addition to approximately 3,000 standard features, the Company's software solutions offer approximately 1,500 customization options and enable its users to tailor this solution to their changing business needs and processes without disrupting the underlying data model and interrupting the business.

     Versatility and Open Technology Environment. The MACS solutions use open technology and readily integrate with many third-party systems and software applications. While MACS runs on the HP3000, the solution is ODBC compliant, which enables the exchange of data with other common computing platforms used by manufacturers and retailers, such as IBM's AS400 and various other systems. MACS has been successfully integrated with software solutions provided by third-party vendors such as Island Pacific, Manhattan Associates, PeopleSoft and Great Plains. The current MACS customer base is presently limited to buying MACS on either HP 3000 computer systems or on any platform that supports Microsoft's NT operating system. The development phase for MACS on UNIX operating system platforms is expected to be completed by the end of 1999. The Company believes that the entire non-store market can be addressed by its present platforms, because NT platforms address the lower end of the market and the HP 3000 platform addresses the mid to large tier clients.

     High Volume Internet Commerce Capability. WebOrder provides an Internet commerce solution which incorporates the scalability and functionality of MACS II and MACS III and can accommodate the Internet commerce requirements of very large retailers. WebOrder enables traditional retailers, manufacturers, Internet-only marketers and other non-store marketing companies to add a high volume Internet commerce channel to their marketing and sales activities without changing their core ERP systems.

     Processing Scalability and Reduced Operating Costs. MACS enables companies to process up to 200,000 non-store orders per day, minimize overhead costs, enhance decision support and data analytics, improve the efficiency and quality of customer services and streamline overall operations. MACS can also reduce the operating costs that would otherwise be associated with the ongoing maintenance and updating of legacy, batch and mainframe systems.

STRATEGY

     The Company's objective is to become the world's leading provider of software solutions for the non-store marketing industry. The Company's strategy to achieve this objective includes the following:

     Capitalize on Internet Commerce Growth. The Company intends to expand its marketing and sales of WebOrder to existing customers, new Internet retailers and other Internet commerce participants. WebOrder, which was first installed in November 1997, offers a sophisticated, highly scalable technology solution for Internet commerce activities. Internet commerce is the fastest growing segment in the non-store marketing industry and experienced a compound annual revenue growth of nearly 250% from 1994 to 1997. To date, the Company has sold WebOrder to more than 35 clients including companies such as Cyberian Outpost and Hickory Farms.

     Extend Product Offerings Across New Platforms. The Company is focusing its product development resources on porting MACS functionality on to additional platforms including Windows NT and UNIX. In addition, the Company has developed interfaces with software solutions provided by other companies such as PeopleSoft, Inc., Great Plains, Manhattan Associates, Inc. and Island Pacific, and intends to continue to develop interfaces to additional third-party software solutions. With the introduction of MACS for NT, MACS for UNIX and nMACS, the Company believes that it can leverage its position as an industry leader and grow its business across a broader base of technology platforms.

     Develop Global Markets. The Company seeks to further develop its international presence and sales. The Company opened offices in the United Kingdom and Australia in mid-1997 and has since added approximately 25 employees to its international operations. The Company plans to add additional offices in Western Europe in the future. In January 1998, the Company first installed EuroMACS, a MACS product specifically designed for non-store marketing companies located abroad. The Company intends to leverage its strong domestic presence to increase its sales in international markets, particularly in Europe and Australia.

     Increase Sales to Existing Clients. Historically, the Company has focused primarily on sales to new clients and has not actively marketed its optional product modules to existing clients. The Company is creating a product management team responsible for marketing and selling to its existing clients new MACS modules such as Point of Sale and Assembly. This team will also market professional services to existing clients to meet the changing needs of such clients.

     Expand Direct Sales Force. The Company intends to increase the size of its current sales force in order to expand its marketing of existing products and modules. In addition, the Company has created separate sales teams and intends to hire additional sales personnel to market and sell new products, such as nMACS and WebOrder. The Company also intends to add offices in Western Europe and to hire additional sales personnel to service international markets.

     Expand Service Offerings. The Company's consulting and service offerings are critical components of its client-driven solution. The Company will continue to expand its comprehensive consulting and client support services to facilitate the timely installation, implementation and effective utilization of its products. For example, the Company plans to offer regional training seminars to its clients throughout the United States. The Company also is developing a users-only Web site to provide its clients with the Company's internal knowledge databases to resolve client issues.

     Pursue Strategic Opportunities. The Company believes that the market for software which automates non-store marketing operations is highly fragmented and rapidly evolving, with many new product introductions and many large and small industry participants. These factors create both the need and the opportunity to effect strategic transactions, including acquisitions, alliances or other partnerships, in order to increase the breadth of the Company's product offerings, establish new sales and marketing channels and exploit evolving market opportunities. While the Company presently has no commitments to effect any such transactions, it intends to pursue such opportunities in order to enhance further its competitive position as the marketplace evolves.

PRODUCTS

     The MACS family of products offers an integrated, flexible, modular solution for front and back-office operations, decision support analytics, Internet commerce marketing and transaction processing functionality. MACS I, the first version of MACS, was installed in 1990. The Company released MACS II in June 1994, and completed the last version upgrade in July 1997. Compared to MACS I, MACS II offered several new features and functions as well as an expansion of its internal database. In June 1998, the Company released MACS III, which incorporates approximately 300 new enhancements, and introduced several new products and optional modules. Other products included in the MACS family are WebOrder and EuroMACS, which were introduced by the Company in November 1997 and January 1998, respectively.

     The following chart summarizes the current MACS products and typical users:

PRODUCT               DESCRIPTION OF FUNCTIONS                           TYPICAL USERS
-------               ------------------------                           -------------
MACS II/   Capable of automating and integrating all        Non-store marketing companies and
MACS III   major areas of non- store marketing companies    traditional retailers selling through
           that sell through catalogs, direct mail,         non-store marketing channels, with
           telemarketing, print ads, telephone, mail,       daily transaction volumes of up to
           television, radio and other non-store            200,000.
           channels; includes over 3,000 functions
           encompassing advertising, sales,
           merchandising, purchasing, accounting,
           telemarketing, ordering, electronic commerce,
           warehousing, shipping, production and systems
           operation; displays real-time management
           information by maintaining mini data marts for
           each functional area.

WEBORDER   Web-based order fulfillment system that          Non-store marketing companies,
           incorporates all features and functions of       retailers, wholesalers and
           MACS II/MACS III; offers web customers           manufacturers selling through the
           real-time, secure information including          Internet, with daily transaction
           inventory availability, order status and         volumes of up to 200,000.
           customer service functions; helps Internet
           marketers integrate their marketing, sales and
           back office operations and manage nearly all
           aspects of non-store marketing operations.

EUROMACS   MACS modified to accommodate the needs of        International-based non-store marketing
           clients located abroad in areas relating to      companies and traditional retailers
           value-added tax requirements, international      selling through non-store marketing
           mailing address formats, and interfacing with    channels, with daily transaction
           international shipping carriers and banking      volumes of up to 200,000.
           institutions.

     The prices of MACS II, MACS III, WebOrder and EuroMACS range from $30,000 to $2.7 million, depending on the number of users and CPUs required.

     In addition to the current MACS products, there are a number of optional modules available to MACS users. The following chart summarizes the functions and benefits of the more widely used MACS modules:

   MODULE                DESCRIPTION OF FUNCTIONS                            BENEFITS
   ------                ------------------------                            --------
VISUALMACS      Uses Windows-based, drag-and-drop,            Ease and efficiency of use.
                point-and-click technology with
                multi-tasking capabilities in a
                client/server environment.

POINT OF SALE   Interfaces with catalog customer database     Enables companies to run a store and a
                and facilitates the display of separate       non-store marketing company via one
                store inventories; provides cash register     centralized database.
                processing and optional drop shipping of
                unavailable items.

ASSEMBLY        Facilitates the procurement of raw            Enables non-store marketing companies
                materials and creates bills of materials to   to run light manufacturing operations.
                track assembly process; tracks costs of
                assembly (including labor and machine time)
                and forecasts demand for raw materials.

CONTINUITY      Enables negative option-type promotions and   Streamlines operations of non-store
                facilitates monthly club programs, customer   marketing companies that sell books,
                maintenance procedures and other incentive    records, videos and other continuing-
                programs.                                     demand products.

INSTALLMENT     Facilitates installment payments, returns     Enables billing of customers' credit
BILLING         and cancellations.                            cards in multiple installments.

OUTBOUND        Uses existing selection criteria and MACS     Enables companies to become more
TELEMARKETING   database to create campaigns; automates       proactive in selling to existing
                customer service and solicitation             customers and prospects.
                functions.

     Pricing for the MACS modules is based on individual user requirements and needs.

     MACS operates in a HP Series 3000, MPE/iX environment. The HP3000 is a scalable, fully upward compatible computer system in which all hardware upgrades are performed at the CPU site. The main programming language used for MACS is COBOL, although some functionality is written in C++ and Visual Basic. The data structure used is the fully SQL-compatible Turbo Image DBMS.

     All HP3000 systems provide high online transaction processing performance and functionality and support major networking protocols such as OSI, TCP/IP, SNA, and OSF/DCE. The Company has developed its own TCP/IP Application Program Interface ("API"), which serves as the foundation to communicate directly between MACS and the Internet. This socket-based API also has the ability to communicate with other Windows-based applications. WebOrder requires a Microsoft Internet information server and communicates with the HP3000 through the Company's own API. The API enables MACS to communicate with other platforms through an exchange of data from the HP3000 to other databases such as Oracle and Microsoft Access.

  Products Under Development

     The Company is currently developing a number of new products in response to demands presented by companies in the non-store marketing industry including:

   PRODUCT               DESCRIPTION OF FUNCTIONS                         TYPICAL USERS
   -------               ------------------------                         -------------
MACS FOR UNIX   Full-featured version of MACS III that       Non-store marketing companies and
                runs on a UNIX platform.                     traditional retailers selling through
                                                             non-store marketing channels and using
                                                             a UNIX platform.

MACS FOR NT     Full-featured version of MACS III that       Non-store marketing companies and
                runs on a Windows NT platform.               traditional retailers selling through
                                                             non-store marketing channels and using
                                                             a Windows NT platform.

nMACS           Provides only basic functions of MACS and    Small non-store marketing companies
                runs on a Windows NT platform.               processing up to approximately 1,000
                                                             orders per day.

     The Company expects to introduce these products during the next twelve to eighteen months.

CLIENTS

     The Company's clients include traditional direct marketing companies, retailers and manufacturers with significant non-store marketing operations, fulfillment houses and Internet-only retailers. The Company generally targets leading non-store marketing companies in their respective industry segments. The Company has sold MACS to more than 200 clients. The following is a representative list of the Company's clients as of November 30, 1998 generally categorized by industry segment:


APPAREL/SHOES                                          GENERAL MERCHANDISE/GIFTS
Coldwater Creek, Inc.                                  Brookstone, Inc.
dELiA*s                                                Hammacher Schlemmer
Huntington Clothiers, Inc.                             Lego Direct Marketing, Inc.
Nine West Group                                        Levenger Tools
Nordstrom, Inc.                                        Miles Kimball Company

COMPUTER SOFTWARE/HARDWARE                             TV HOME SHOPPING
Broderbund Software                                    Arcadia
Creative Computers                                     The Shopping Channel
Cyberian Outpost, Inc.                                 Littlewoods
Egghead.com, Inc.                                      QVC Network, Inc.
Micro Warehouse
Multiple Zones International Inc.                      OTHERS
                                                       KAO Infosystems Co.
EDUCATIONAL SUPPLIES/BOOKS                             Genesis Direct, Inc.
Marboro Books Corp. (Barnes & Noble)                   Maritz, Inc.
Rodale Press, Inc.                                     United Methodist Publishing House
Time Life, Inc.                                        United States Mint

FOOD AND BEVERAGE
Cushman Fruit Company
Ethel M. Chocolates
Hickory Farms, Inc.
Wine Enthusiast

     None of the Company's clients accounted for more than 10% of the Company's revenue in 1997. In 1997, the Company's three largest clients, Genesis Direct, Inc., dELiA*s and KAO Infosystems Co., in the aggregate accounted for 18.6% of the Company's revenue. In 1996, the Company's three largest clients, QVC Network, Inc., Micro Warehouse and Coldwater Creek, Inc. accounted for 21.2% of the revenue of the Company, with QVC Network, Inc. accounting for 10.7% of such revenue. For the nine months ended September 30, 1998, the United States Mint was responsible for approximately 11.8% and Multiple Zones was responsible for 10.4% of the Company's revenue.

CLIENT SERVICES

  Client Support

     The Company believes that a high level of service and support is critical to its success and an important competitive advantage. The Company's installation teams consist of a project manager, a technical lead, two support analysts and as many installers or trainers as are required for a given installation. The installation teams configure the system for new clients, which involves installing the hardware and software, setting all the proper control switches, training the client's executives and managers, and resolving all installation issues for up to three to six months after the client begins processing orders through the system. Thereafter, the Company transitions the client to its standard support services provided by the Company. The Company's installation teams completed 32 installations of MACS products in 1997. The Company completed 46 installations in 1998, based on the Company's receipt of a signed contract or a letter of intent accompanied by a cash deposit of at least 10% of the purchase price under the proposed contract.

     The Company's client support function is responsible for servicing its clients after the initial implementation project is complete. The Company has client support operations in the United States and the United Kingdom and currently supports approximately 170 clients in over 15 countries. These operations enable the Company to respond more quickly and effectively to the needs of its multinational and international clients. Approximately 95% of current MACS users participate in the Company's support services program.

     The Company believes that a close and active service and support relationship is important to client satisfaction and also provides the Company with information regarding evolving client requirements. For example, the Company assigns to each of its clients a client coordinator whose primary responsibility is to act as a liaison between the client and the Company. In addition, the Company provides telephone support from 8:00 a.m. to 9:00 p.m.
(EST) weekdays and 24 hours-a-day for emergencies and uses electronic bulletin boards and other forms of electronic distribution to provide clients with the latest information regarding the Company's products.

     In general, the Company provides two kinds of support: standard and major account. The Company's standard support services provide complete, full time technical support. When a client calls the Company with a question or issue, it is initially reviewed and analyzed by the client coordinator and then sent on to the appropriate specialty team for resolution. More complex issues can then be referred to one of the Company's technical support teams and, if necessary, to the Company's programming unit. The Company provides its clients with telephone support to give timely responses to systems issues. The Company continually communicates with its clients through newsletters and seminars, and client coordinators provide weekly reports to each client detailing the status of the account. Event schedules, product enhancement requests and electronic mail are available to clients on the Company's Internet web site as well.

     The Company also offers major account support services, which provide premier technical service for its larger clients through the assignment of a dedicated account manager and team of support personnel. For these clients, the Company maintains a copy of their production software environment on the Company's client support system to enable the account manager to expedite the resolution of all client issues. The Company believes that such services build a strong strategic relationship which enhances the future business prospects of the Company.

     Support contracts are typically service agreements pursuant to which clients pay a monthly fee based on a percentage of the total software license fee. Installation and training are included in the initial license fee. Depending on the services delivered, support services typically are priced at 17% of the total license fee per year and include, without charge, any new version releases of software. Major account services are typically priced based on the level of support services provided.

     As of September 30, 1998, the Company employed 100 client support services personnel, consisting of 27 implementation, 56 standard support and 17 major account support personnel.

  Consulting and Customization

     The Company's consultants conduct site examinations and assist clients in developing and implementing advanced MACS strategies. With significant experience in the non-store marketing industry, the Company's consultants provide practical and proven direction in developing strategies which apply best-practice MACS methodologies that meet the client's requirements. Depending on the client's needs, the Company offers:

     - Requirements analysis and MACS software evaluation services;

     - Advanced MACS methodology consulting;

     - Benchmarking and other advanced strategy workshops involving clients and industry experts;

     - Integration services and technical consulting in areas such as data conversion, system interfaces and database/network tuning;

     - Project management services intended to lead the client through the implementation activities required to achieve successfully the client's business objectives; and

     - Custom programming for system enhancements and system interfacing.

     Consulting and customization services are delivered directly by the Company but are also delivered in conjunction with third-party service providers such as systems integrators and specialist consulting firms. Consulting and customization services are typically delivered on a fixed price and not-to-exceed basis or occasionally on a time and materials basis.

  Training and Education

     The Company offers a variety of standard and customized training and education services, both at client sites and at the Company's headquarters in Delray Beach, Florida. Upon the installation of MACS, the Company provides a two week training course for each client's staff. The training curriculum is delivered by specialists who utilize proven education techniques and advanced technology. The Company also offers 48 courses per year for training in the application of its MACS products through the MACS Academy. The Company also offers a "train the trainer" program in which the Company trains client employees designated as trainers within their organization. These trainers are educated in both training techniques and the optimal use of the Company's products. The Company believes its train-the-trainer methodology is a crucial element in the success of its implementations, which often span multiple departments, plants and countries. Continuing education and training is delivered through standard courses with package prices or can be contracted for on a time and materials basis.

SALES AND MARKETING

     The Company markets and sells its products and services to new prospects and existing clients primarily through its direct sales force. These personnel are trained in the Company's products and service offerings and in the operations of the Company's clients. The Company's personnel use a "consultative" selling approach, because the sales process requires an understanding of the non-store marketing industry as well as comprehensive computer and systems expertise.

     The Company's sales force is supported by marketing personnel who generate and qualify leads through advertising and marketing campaigns, produce product literature, periodic newsletters and direct mail campaigns, arrange attendance at trade shows and conventions, and sponsor seminars. The marketing department also supports the sales force with appropriate documentation or presentation and demonstration materials for use during the sales process. The Company also supports its direct sales and marketing force with a group of systems engineering professionals, many of whom also possess vertical market and practical MACS expertise.

     As of September 30, 1998, the Company employed 28 sales and marketing personnel (24 domestically and 4 internationally), consisting of 14 sales representatives and 14 marketing and other support personnel.

     The Company's method of marketing and selling to a new prospect consists of identifying the prospect, qualifying the prospect and, if the prospect is qualified, preparing and presenting a sales proposal. The prospecting process includes placing advertisements in trade publications, acquiring mailing lists, telemarketing, direct mailing, conducting seminars and participating in trade shows to generate leads for the direct sales force. Once a prospect is qualified, the appropriate direct sales personnel visit the prospect to understand the prospect's specific requirements. This process usually results in the preparation of a written proposal describing the hardware, software and services that meet the prospect's requirements. While the Company's sales personnel generally make the initial sales contact, large and complex installations generally involve the use of the Company's professional services group. This group works closely with the sales team to identify the optimal configuration of MACS required for such prospects. This sales cycle typically ranges from three to six months.

     The Company has executed a hardware resale agreement with Client Systems, Inc., a distributor of HP products. The Company also has a strategic relationship with Hewlett-Packard consisting of cooperative marketing and sales activities in the non-store market industry. Currently, the Company is one of the leading resellers of the HP3000 products.

     The MACS user community and the Company have organized an international MACS users' group whose advisory committee plays an important role in helping the Company develop and refine its MACS products and services strategies. In addition, the Company hosts an annual MACS world conference which includes presentations by the Company and clients concerning the features and capabilities of the Company's products. The Company also participates in trade conferences worldwide to promote global sales and use of the MACS products. All of these conferences include workshops, round table discussions and special sessions devoted to products, technologies and MACS methodologies. More than 250 attendees participated in the Company's 1998 MACS World Conference held in Deerfield Beach, Florida.

RESEARCH AND DEVELOPMENT

     The Company's research and development function is performed by the business analysis, programming, quality control and advanced technologies teams. The business analysis group performs the functional and technical requirements for the enhancements that are requested either from the Company's clients or internal product management group. The programming group is responsible for the MACS software maintenance and enhancement process. The Company uses a version and patch approach to software release control and uniformly maintains a current version of each of its products, which is not subject to enhancements, and a development version, which is regularly enhanced. The Company releases quarterly patch updates of its current versions upon code corrections and believes that this process maximizes the stability of its products, which is critical to the day-to-day operations of a non-store marketing company. The quality control group tests the software each time it passes through the business and programming groups and performs regression testing prior to the release of any patch updates or new releases. The advanced technologies group is responsible for the identification and initial development of new technology opportunities.

     The Company follows a structured development methodology to ensure the timely and cost-effective production of high-quality software. The Company has a formal process through which clients may have input as to modifications of the Company's products and believes that this input helps it deliver a leading industry solution to its current and prospective clients.

     As of September 30, 1998, the research and development staff consisted of 56 employees. From time to time, the Company has also engaged outside consultants in its product development efforts. Total expenses for research and development in the fiscal years ended December 31, 1995, 1996 and

1997 were approximately $2.2 million, $2.3 million and $2.0 million, respectively. No software development costs were capitalized in fiscal 1995, 1996 or 1997. The Company anticipates that it will continue to commit substantial resources to product development in the future.

COMPETITION

     The market for non-store commerce software is competitive, rapidly evolving and highly sensitive to new product introductions and marketing efforts by industry participants. This market is also highly fragmented and served by ERP software providers, electronic commerce software providers, consulting firms and point solution providers targeting the non-store marketing industry. The Company's products also compete with information systems developed and serviced internally by in-house MIS departments. Although the Company believes that none of its competitors currently compete against the Company in all industry segments, there can be no assurance that such competitors will not compete against the Company in the future in additional industry segments. Many of the Company's potential future competitors may have significantly greater financial, technical and marketing resources, generate higher revenues and may have greater name recognition than does the Company. In addition, as the Company expands into new segments of the non-store marketing industry, such as Internet commerce, it will face competition from other software companies, MIS departments and unforeseen sources. Compared with the Company, these competitors may have greater resources, operating experience, credibility and relationships in such new segments. Although the Company believes that it currently competes favorably in all industry segments and against all competitors, there can be no assurance that it will do so in the future.

PROPRIETARY RIGHTS AND LICENSES

     The Company primarily relies on a combination of copyright, trademark and trade secret laws, unpatented proprietary know-how, license agreements, non-disclosure and other contractual provisions and technical measures to protect its proprietary rights in its products and technology. The Company typically distributes its software products under software license agreements which contain, among other things, provisions limiting the use, copying and transfer of the licensed program. The licensees typically obtain a copy of the Company's source code in connection with the licensee's use of the MACS products. The Company has obtained a United States copyright registration for the source code of its MACS II software.

     The Company currently has operations in the United States, Australia and the United Kingdom, and its products are licensed for use by clients in over 15 countries. The Company has registered MACS, MACSII and THE MACSIMUM as trademarks in the United States. The Company also has applied for the registration as trademarks in the United States of EUROMACS, MACSIII and WEBORDER. The Company believes that international protection and enforcement of intellectual property rights for software products in particular may be more limited than in the United States. Specifically, intellectual property laws in certain countries may not protect software companies from the loss of intellectual property rights through reverse engineering.

     The Company has entered into several agreements regarding the integration of the intellectual property of third parties into its products. Parties to such agreements include Cognos, First Logic, GTS and DISC.

     The Company generally enters into confidentiality agreements with employees and clients which limit rights and access to, and distribution of any proprietary or confidential information. Furthermore, employees execute agreements requiring disclosure and assignment to the Company of all of the intellectual property rights associated with any ideas, concepts, techniques, inventions, processes, or works of authorship relating to the business of the Company and developed or created during the course of performing work for the Company or its clients.

     The Company does not believe that any of its products infringe the proprietary rights of third parties. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or development by others of similar technology. Because the software development industry is characterized by rapid technological change, however, the Company believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, industry reputation and client support are more important to establishing and maintaining a leadership position than the various legal protections available for its technology.

LEGAL PROCEEDINGS

     In November 1995, Robelle Consulting Ltd. ("Robelle") filed suit against the Company and Allan J. Gardner in United States District Court for the Southern District of Florida. Robelle alleges copyright and trademark infringement, breach of contract, and unfair competition arising out of the Company's distribution of two of Robelle's software products which had been incorporated as part of MACS. Robelle seeks, among other relief, an indeterminate amount of damages. In January 1998, Robelle was granted summary judgment with respect to its copyright infringement claim for one of the Robelle products, but was denied summary judgment as to its claim for statutory damages for such infringement and denied several of its damages claims. The matter is scheduled to be tried in April 1999. The Company believes that the only matter that remains to be litigated is the amount of actual damages, which the Company believes is an immaterial amount. The Company is unable to predict the outcome of the matter at this time. However, management believes that an unfavorable outcome in this matter would not have a material adverse effect on the Company's business, financial condition or results of operations.

     In February 1998, the Company filed a suit against Robelle in Circuit Court in Palm Beach County, Florida. The Company alleges that Robelle wrongfully terminated its VAR License Agreement with the Company and breached the terms thereof. Robelle has denied any wrongdoing and the matter is in preliminary stages of discovery, with the possible consolidation of this state court action with the federal court action involving Robelle. The Company is unable to predict the outcome of the matter at this time. However, management believes that an unfavorable outcome in this matter would not have a material adverse effect on the Company's business, financial condition or results of operations.

     From time to time, the Company is involved in other legal proceedings incidental to the conduct of its business. The Company believes that this other litigation, individually or in the aggregate, to which it is currently a party is not likely to have a material adverse effect on the Company's business, financial condition or results of operations.

EMPLOYEES

     As of September 30, 1998, the Company had a total of 228 full-time employees in the United States: 56 in product development, 24 in sales and marketing, 34 in training and professional services, 100 in client support services and 14 in management, administration and finance. In addition, as of September 30, 1998, the Company had 25 employees in the United Kingdom and 2 employees in Australia. None of the Company's employees are subject to a collective bargaining agreement, and the Company has not experienced any work stoppages. The Company believes that its employee relations are good.

FACILITIES

     The Company is headquartered in Delray Beach, Florida, where it leases approximately 46,000 square feet of office space pursuant to a lease which expires in July 2001. The annual rent under such lease is approximately $390,000. The Company also leases office space in the United Kingdom and Australia to house its operations abroad. The annual rent under such leases is approximately $82,000 and $24,000, respectively. The Company also leases office space in Boulder, Colorado and Plano, Texas for certain of its marketing and sales activities. The annual rent under such leases is

$3,600 and $4,500, respectively. The aggregate annual facility lease payments of the Company during the fiscal year ended December 31, 1998 was $493,296. The Company is currently seeking additional facilities domestically and abroad to accommodate additional marketing and sales activities, and believes that it will be able to obtain such space on commercially reasonable terms.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, their ages and their positions with the Company are as follows:

                 NAME                       AGE                         POSITION
                 ----                       ---                         --------
Allan J. Gardner.......................     53      Co-Chairman of the Board and Executive Vice
                                                      President -- Advanced Technologies
Wilburn W. Smith.......................     58      Co-Chairman of the Board and Executive Vice
                                                      President -- Sales
Gary G. Hegna..........................     58      President, Chief Executive Officer and Director
Martin K. Weinbaum.....................     37      Chief Financial Officer, Vice
                                                    President -- Finance
Timothy Edkin..........................     46      Vice President -- Product Development
Sharon Gardner.........................     32      Vice President -- Marketing
Deborah L. Longo.......................     39      Vice President -- Client Support Services
Francis H. Zenie.......................     64      Director
Jacqueline Morby.......................     61      Director Nominee

     Allan J. Gardner, a co-founder of the Company, has served in a variety of capacities during his tenure with the Company. From December 1988 to April 1996, Mr. Gardner served as Vice President and Secretary. From January 1997 to the present, Mr. Gardner has served as Executive Vice President -- Advanced Technologies. From December 1994 until the present, Mr. Gardner has served as a director of the Company, becoming Co-Chairman of the Board in May 1996. During his tenure with the Company, Mr. Gardner has also been the chief architect of the Company's software products. From 1980 to 1988, Mr. Gardner was President of BSA Incorporated ("BSA"), a catalog management software company. BSA was acquired by Acxiom Corp. in 1986. Mr. Gardner served on Acxiom's Board of Directors from 1986 to 1988. Since 1966, Mr. Gardner has worked in the data processing industry, and since 1980 exclusively in the direct marketing segment of the non-store marketing industry. Sharon Gardner, the Company's Vice President -- Marketing, is Mr. Gardner's daughter.

     Wilburn W. Smith, a co-founder of the Company, has served in a variety of capacities during his tenure with the Company. From December 1988 to April 1996, Mr. Smith has served as President and Treasurer of the Company. From November 1996 to the present, Mr. Smith has served as Executive Vice President - Sales. From December 1994 to the present, he has served as a director of the Company, becoming Co-Chairman of the Board in May 1996. Since his tenure with Bell Labs, now known as Lucent Technologies, in the early 1960's, Mr. Smith has worked exclusively in the direct marketing industry. Prior to his tenure with the Company, Mr. Smith was a founder of Brook Smith Associates, the predecessor company of BSA, and owned and managed several other direct marketing companies.

     Gary G. Hegna has served as the President, Chief Executive Officer and a director of the Company since April 1996. Mr. Hegna also serves as Chairman of Smith-Gardner UK and Smith-Gardner Australia. From January 1992 to February 1996, Mr. Hegna served as the Chairman, President and Chief Executive Officer of OpenConnect Systems, Inc., a software company based in Dallas, Texas. From January 1987 to January 1992, Mr. Hegna served as President and Chief Executive Officer of ICL North America, a Dallas based manufacturer of computer systems and telecommunications equipment. Mr. Hegna has also served in various management and executive roles for Xerox Corporation, Data General Corporation, Prime Computer Incorporated and Encore Computer.

     Martin K. Weinbaum has served as the Company's Vice President -- Finance and Chief Financial Officer since January 1997, and the Company's Secretary and Treasurer since May 1996. Since October 1997, Mr. Weinbaum has served as a director of Smith-Gardner UK and Smith-Gardner Australia. From October 1994 to March 1995, Mr. Weinbaum served as Controller of MediBar Medical Industries, a diagnostic medical services provider located in Boca Raton, Florida. From January 1994 to October 1994, Mr. Weinbaum served as the Chief Financial Officer of Interactive Technologies Company, a pet food wholesale company located in Fort Lauderdale, Florida. From November 1989 to December 1993, Mr. Weinbaum served as the Vice President -- Finance and Chief Financial Officer of Aspen Marine Group/Hawk Marine Power, a high performance engine and boat manufacturer located in Greenback, Tennessee. From 1984 to 1988, Mr. Weinbaum, who is a certified public accountant, engaged in public accounting with the firms of Levitsky & Berney, P.C. and Coopers & Lybrand.

     Timothy Edkin has served as the Company's Vice President -- Product Development since July 1996. Mr. Edkin's responsibilities include coordinating the design, development, testing and delivery of the Company's MACS software. Prior to joining the Company, Mr. Edkin was a consultant to Computer Perfection, a software support company located in Boca Raton, Florida, from October 1994 to April 1996. From December 1982 to October 1994, Mr. Edkin served as the Director of MIS-Support and Development of Business Application Software for Siemens, AG, a telephone interconnect company located in Boca Raton, Florida.

     Sharon Gardner has served as the Vice President -- Marketing of the Company since September 1997. Ms. Gardner's responsibilities include coordinating the Company's marketing, communications, advertising, training, documentation, professional services and product management functions. From September 1990 to September 1997, Ms. Gardner was the Company's Vice President -- Client Services. From September 1985 to September 1990, Ms. Gardner served in marketing and client services capacities in a catalog fulfillment house. Allan J. Gardner, the Company's Co-Chairman, is Ms. Gardner's father.

     Deborah L. Longo has served as the Company's Vice President -- Client Support Services since August 1997. Ms. Longo's responsibilities include coordinating the Company's client support and installation functions. From May 1994 to September 1997, Ms. Longo served as Director of Client Services for MorTech, a software company located in Little Rock, Arkansas. From July 1986 to May 1994, Ms. Longo held various positions including Group Director, Client Services, with Acxiom Corp., a software company located in Ocean, New Jersey.


     Francis H. Zenie became a director of the Company in December 1998. From 1981 to September 1996, Mr. Zenie served as President, Chief Executive Officer and a director of Zymark Corporation, a provider of laboratory automation solutions. Mr. Zenie presently serves as a director of CogniToy LLC, InSite Marketing Technology, Inc., Kinematix Incorporated, Process Packaging & Control, Inc., Sensors for Medicine and Science, Inc. and SEQ Ltd.


     Jacqueline Morby has been nominated and has agreed to become a director of the Company upon completion of this Offering. Since 1978, Ms. Morby has served as Managing Director of TA Associates, Inc., the managing general partner of each of the Lenders. Ms. Morby presently serves as a director of ANSYS, Inc., Boron, LePore & Associates, Inc., NxTrend Technologies, Inc., HVL, Inc. and Pacific Life Insurance Company.

     Mr. Zenie currently serves as the Company's only independent director. Within 90 days after the date of this Prospectus, the Company will add one additional independent director to its Board of Directors (the "Board"). To date, the Company has not selected such director.

     Upon the completion of this Offering, the Board will be divided into three classes, each of whose members will serve for a staggered three-year term. Following this Offering and the appointment of the two independent directors, the Board will consist of two Class I Directors (Ms. Morby and Mr. Zenie), two Class II Directors (Mr. Hegna and the independent director to be appointed) and two Class III Directors (Messrs. Smith and Gardner). At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the director or directors of the same class whose terms are then expiring. The initial terms of the Class I Directors, Class II Directors and Class III Directors expire upon the election and qualification of successor directors at the annual meeting of shareholders held during the calendar years 1999, 2000 and 2001, respectively. Each officer of the Company serves at the discretion of the Board.

BOARD COMMITTEES

     Following the consummation of this Offering, the Board intends to establish an Audit Committee and a Compensation Committee, each of which will be comprised initially of the Company's independent directors. The Audit Committee will have responsibility for reviewing audit plans and discussing audit work, internal controls and related matters with the Company's independent public accountants, reviewing the annual audit report and any accompanying recommendations and nominating independent public accountants to perform the annual audit. The Compensation Committee will have responsibility for reviewing the compensation of the Company's executive officers, making recommendations to the Board and administering the Plans. See "Management -- Stock Option Plans."

     The Board may from time to time establish certain other committees to facilitate the management of the Company.

DIRECTOR COMPENSATION

     As compensation for serving on the Board, directors who are not also employees of the Company will receive an annual fee of $5,000, $750 for each meeting of the Board or any committee thereof in which they participate in person, an initial grant of options to purchase 15,000 shares of Common Stock pursuant to the 1998 Stock Option Plan at an exercise price of $4.53 per share (or at the initial public offering price upon the consummation of this Offering prior to July 1, 1999), and options to purchase 5,000 shares of Common Stock to be awarded annually thereafter. See "Management -- Stock Option Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the fiscal year ended December 31, 1998, the Company had no Compensation Committee or other committee of the Board performing similar functions. Decisions concerning compensation of executive officers were made by the Board of Directors of the Company consisting of Messrs. Gardner, Hegna and Smith. It is contemplated that the Board will establish a Compensation Committee consisting of non-employee directors following consummation of this Offering. Messrs. Smith and Gardner each loaned $100,000 to the Company, which loans were repaid in full in 1997. See "Certain Transactions."

EXECUTIVE COMPENSATION

     The following table presents certain information concerning compensation paid or accrued by the Company for services rendered during the fiscal years ended December 31, 1998 and 1997 by the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                  COMPENSATION
                                                   ANNUAL         ------------
                                              COMPENSATION(1)      SECURITIES
                                             ------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION           YEAR    SALARY     BONUS      OPTIONS      COMPENSATION(2)
---------------------------           ----   --------   -------   ------------   ---------------
Gary G. Hegna.......................  1998   $225,000   $82,000     200,000          $   --
President and Chief Executive         1997    225,000    50,000                         475
  Officer
Allan J. Gardner....................  1998    250,000        --          --              --
Executive Vice President -- Advanced  1997    250,000        --          --              --
  Technologies
Wilburn W. Smith....................  1998    250,000        --          --              --
Executive Vice President -- Sales     1997    250,000        --          --              --
Timothy Edkin.......................  1998    112,875        --      77,017(3)        3,787
Vice President -- Product             1997    107,811     3,000      20,375(4)          539
  Development
Sharon Gardner......................  1998    108,792        --     110,021(5)        3,658
Vice President -- Marketing           1997    104,965     5,000         361(4)

---------------

(1) The column for "Other Annual Compensation" has been omitted because there is no compensation required to be reported in such column. The aggregate amount of perquisites and other personal benefits provided to each Named Executive Officer is less than 10% of the total annual salary and bonus of such officer.
(2) Represents cash payments to the respective Named Executive Officer under the Company's Profit Sharing Plan.
(3) Consists of 113 options issued at an exercise price of $2.53 per share, and 76,904 options issued at the initial public offering price.
(4) Consists of options issued under the 1996 Stock Option Plan at an exercise price of $2.53 per share.
(5) Consists of 105 options issued at an exercise price of $2.53 per share, and 109,916 options issued at the initial public offering price.

  Option Grants in Last Fiscal Year

     The following table sets forth certain information for the fiscal year ended December 31, 1998, with respect to grants of stock options to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                               POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED
                                                                                  ANNUAL RATES OF
                                      % OF TOTAL                                    STOCK PRICE
                       NUMBER OF       OPTIONS                                   APPRECIATION FOR
                       SECURITIES     GRANTED TO     EXERCISE                     OPTION TERM(2)
                       UNDERLYING     EMPLOYEES       OR BASE    EXPIRATION   -----------------------
NAME                    OPTIONS     IN FISCAL YEAR   PRICE(1)       DATE          5%          10%
----                   ----------   --------------   ---------   ----------   ----------   ----------
Gary G. Hegna........   200,000            29%              --        (3)     $2,932,010   $4,668,735
Allan J. Gardner.....        --            --               --        --              --           --
Wilburn W. Smith.....        --            --               --        --              --           --
Timothy Edkin........    77,017            12%              (4)       (5)      1,128,250    1,796,550
Sharon Gardner.......   110,021            16%              (6)       (7)      1,612,149    2,567,077

---------------

(1) Except as otherwise indicated, the exercise price of all outstanding options granted in the fiscal year ended December 31, 1998 is the initial public offering price.
(2) The dollar amounts under these columns represent the potential realizable value of each option granted, assuming that the market price of the Common Stock appreciates in value from the date of grant at the 5.0% and 10.0% annual rates of appreciation presented and therefore are not intended to forecast possible future appreciation, if any, of the price of the Common Stock. An assumed initial public offering price of 9.00 per share is used as the starting point in calculating the referenced 5% and 10% rates of appreciation.
(3) All 200,000 options expire on June 29, 2008.
(4) The exercise price for 113 shares of Common Stock subject to options granted in the fiscal year ended December 31, 1998 is $2.53 per share.
(5) Of the 77,017 options, 158 expire on December 14, 2008, 113 expire on April 14, 2008, 116 expire on July 14, 2008, 118 expire on October 14, 2008 and 76,512 expire on June 29, 2008.
(6) The exercise price for 105 shares of Common Stock subject to options granted in the fiscal year ended December 31, 1998 is $2.53 per share.
(7) Of the 110,021 options, 105 expire on April 14, 2008, 109,534 expire on June 29, 2008, 108 expire on July 14, 2008, 118 expire on October 14, 2008 and 156 expire on December 14, 2008.

  Option Holdings and Fiscal Year End Option Values

     The following table sets forth information regarding stock options held by the Named Executive Officers at December 31, 1998.

               OPTION HOLDINGS AND FISCAL YEAR END OPTION VALUES

                                    NUMBER OF SECURITIES                 VALUE OF UNEXERCISED
                                   UNDERLYING UNEXERCISED                IN-THE-MONEY OPTIONS
                                OPTIONS AT DECEMBER 31, 1998            AT DECEMBER 31, 1998(1)
                                -----------------------------        -----------------------------
NAME                            EXERCISABLE     UNEXERCISABLE        EXERCISABLE     UNEXERCISABLE
----                            -----------     -------------        -----------     -------------
Gary G. Hegna.................    339,708          354,413            2,197,908        2,293,049
Allan J. Gardner..............         --               --                   --               --
Wilburn W. Smith..............         --               --                   --               --
Timothy Edkin.................     12,202           88,190               78,945          570,591
Sharon Gardner................     27,634          122,749              178,789          794,183

---------------

(1) There was no public trading market for the Common Stock as of December 31, 1998. Accordingly, these values are based on the estimated fair market value of the Common Stock of $4.53 per share for options issued before June 30, 1998, and the initial public offering price for options issued thereafter.

STOCK OPTION PLANS


     Under the 1996 Stock Option Plan, 850,000 shares of Common Stock are reserved for issuance upon the exercise of stock options granted thereunder. Under the 1998 Stock Option Plan (together with the 1996 Stock Option Plan, the "Plans"), 1,500,000 shares of Common Stock are reserved for issuance upon the exercise of stock options granted thereunder. The Plans are designed as a means to attract, retain and motivate directors and key employees. The Board intends to establish a committee (the "Compensation Committee") consisting of two or more independent directors to administer and interpret the Plans.


     Options are granted under the respective Plans on such terms and at such prices as determined by the Board or the Compensation Committee. Each option is for a term of not less than five years or more than ten years, as determined by the Board or the Compensation Committee. However, in the event of a change of control (as such term is defined in the respective Plans), all outstanding options become immediately exercisable. Options granted under the Plans are not transferable other than by will or by the laws of descent and distribution.


     The Company has outstanding options to purchase an aggregate of 811,413 shares of Common Stock under the 1996 Stock Option Plan at January 15, 1999. The exercise price of options to purchase 776,300 shares of such Common Stock is $2.53 per share, while the exercise price of options to purchase the remaining 35,113 shares of such Common Stock is $4.53 per share (or the initial public offering price upon the consummation of this Offering prior to July 1, 1999).



     Under the 1998 Stock Option Plan, 1,500,000 shares of Common Stock are reserved for issuance upon the exercise of stock options granted thereunder. As of January 15, 1999, the Company has granted under the 1998 Stock Option Plan options to purchase an aggregate of 802,041 shares of Common Stock at an exercise price of $4.53 per share (or the initial public offering price upon the consummation of this Offering prior to July 1, 1999). Options to purchase an aggregate of 538,003 shares of Common Stock have been granted to executive officers of the Company as follows: 200,000 options to Mr. Hegna, 72,124 options to Mr. Weinbaum, 109,534 options to Ms. Gardner, 76,512 options to Mr. Edkin and 79,833 options to Ms. Longo. Such options become exercisable at the rate of 25% on the first anniversary of the date of grant and at the rate of 6.25% per quarter thereafter.


401(k) PLAN AND PROFIT SHARING PLAN

     The Company currently maintains a 401(k) employee savings retirement plan (the "401(k) Plan") which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan covers Company employees who, as of the enrollment eligibility dates under the 401(k) Plan, are at least 18 years of age and elect to participate in the 401(k) Plan. All Company contributions to the 401(k) Plan vest immediately. Benefits will normally be distributed to an employee upon (i) the employee reaching age
59 1/2; (ii) the employee's retirement; (iii) the employee's death or disability; (iv) the termination of the employee's employment with the Company;
(v) the termination of the 401(k) Plan or (vi) a requested withdrawal due to financial hardship. The Company also maintains a profit sharing plan (the "Profit Sharing Plan"). Pursuant to the Profit Sharing Plan, the Company has discretion to issue cash awards and/or stock options to employees at the end of each quarter based on a percentage of their salary.

EMPLOYMENT CONTRACTS

     The Company has no employment agreements with any of its executive officers. However, the Company has entered into standard non-competition agreements with each of its executive officers except for Messrs. Smith and Gardner who have executed separate non-competition agreements. The standard agreements provide that during such executive officer's employment with the Company, such executive officer will not (i) engage, directly or indirectly, in activities which are competitive with the business of the Company or (ii) solicit, directly or indirectly, any employees or customers of the Company to terminate their relationship with the Company. As to Messrs. Smith and Gardner, each has agreed to not compete with the Company or solicit any employees of the Company for three years following termination of employment with the Company.

                              CERTAIN TRANSACTIONS

CONVERSION OF DEBENTURES

     On December 19, 1994, the Company sold Convertible Debentures in an aggregate principal amount of $12.0 million to the Lenders pursuant to a Debenture Purchase Agreement (the "Debenture Purchase Agreement"), by and among the Company, Wilburn Smith, Allan Gardner and the Lenders. Under the terms of the Debenture Purchase Agreement, interest accrued on the unpaid principal balance of the Convertible Debentures at the rate of 10% per annum through June 30, 1997, and thereafter at the rate of 15% per annum until December 1, 2000 (the "Maturity Date"), or such earlier date on which the Convertible Debentures are converted into shares of Preferred Stock of the Company. Interest is payable on the last day of each calendar quarter and the principal balance is payable in two equal installments of $6.0 million on December 1, 1999 and the Maturity Date. The Debenture Purchase Agreement also provides for mandatory prepayment of the entire outstanding principal balance and accrued interest upon certain specified events including the consummation of an initial public offering of the Company's Common Stock. The Company may prepay the outstanding principal amount of the Convertible Debentures and accrued interest, in whole but not in part, without penalty, at any time upon sixty days' prior written notice, subject to the Lenders' conversion rights described below.

     The Debenture Purchase Agreement provides that Lenders holding a majority interest in the Convertible Debentures may, at any time after June 30, 1997, require the Company to convert all outstanding Convertible Debentures into 22,556.14 shares of the Company's Convertible Preferred Stock and one share of Redeemable Preferred Stock of the Company for each $1,000 in principal amount of the Convertible Debentures being converted (the "Debenture Conversion"). The Convertible Preferred Stock may be converted into shares of Common Stock at any time upon the vote of the majority of holders of such shares at a conversion rate of 100 shares of Common Stock for each share of Convertible Preferred Stock (the "Conversion Rate"), subject to adjustments upon certain events. In addition, the Convertible Preferred Stock shall be converted at the Conversion Rate upon the closing of an underwritten public offering of Common Stock which results in net proceeds to the Company of at least $20.0 million. Furthermore, the Company is required to redeem all shares of Redeemable Preferred Stock upon the closing of any initial public offering, at a redemption price of $1,000 per share (the "Redemption Price"), subject to adjustments upon certain events. See "Description of Capital Stock -- Preferred Stock." Notwithstanding the expiration of these rights upon completion of this Offering, the Company and the Lenders currently anticipate that Jacqueline Morby, the Managing Director of TA Associates, Inc., will be elected as a director of the Company. Upon the Debenture Conversion and prior to the consummation of this Offering, the Company is also required to increase the number of members of its Board of Directors from three to five, and the Lenders have the right to designate one person for election to the Board and to require that Wilburn Smith and Allan Gardner vote their shares of Common Stock to elect such person.

     The Lenders have agreed to convert all of the Convertible Debentures into Convertible Preferred Stock and Redeemable Preferred Stock subject to and upon the consummation of the Offering. Accordingly, the Lenders are thereafter required to convert the Convertible Preferred Stock into 2,255,614 shares of Common Stock at the Conversion Rate, and the Company is required to redeem all of the Redeemable Preferred Stock at the Redemption Price. Subject to and upon the consummation of this Offering, the Lenders will receive (i) in the aggregate 2,255,614 shares of Common Stock upon the Lenders' payment of the Conversion Rate and (ii) $12.0 million plus accrued interest under the Convertible Debentures upon the Company's redemption of all Redeemable Preferred Stock. See "Use of Proceeds."

     In connection with the sale of the Convertible Debentures, Mr. Smith and Mr. Gardner each received a $5.7 million distribution and Mr. Quigley received a $600,000 distribution from the Company in 1995.

OTHER RELATED PARTY TRANSACTIONS

     On December 31, 1996, Wilburn Smith and Allan Gardner each loaned $100,000 to the Company. These loans, including all accrued interest, were repaid in full in 1997.

     The Promissory Notes will be issued by the Company to the Existing Shareholders in an aggregate amount representing the estimated individual income tax liability for each of the Existing Shareholders for the period beginning January 1, 1998 and ending on the earlier of the date of the consummation of this Offering or a voluntary S Corporation revocation (the "Termination Date"). At December 31, 1998, the estimated aggregate principal amount of the Promissory Notes would have been approximately $850,000.

     In addition, the Existing Shareholders and the Company have entered into an Agreement for Tax Indemnification (the "Tax Indemnification Agreement") immediately prior to the consummation of this Offering. The Tax Indemnification Agreement provides that the Existing Shareholders will indemnify the Company from and against any and all taxes of the Company (i) for any periods ending prior to the Termination Date for which it is determined that the Company was not an S Corporation, and (ii) for any and all taxes arising from adjustments to the Company's tax returns which increase the Company's tax liability for a taxable period ending after such Termination Date and decrease the Existing Shareholders' tax liability for a taxable period ending prior to such Termination Date.

     Any future transactions between the Company and its officers, directors and affiliates will be on terms no less favorable to the Company than can be obtained from unaffiliated third parties. Such transactions with such persons will be subject to approval by a majority of the Company's outside directors or will be consistent with policies approved by such outside directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership of shares of the Company's Common Stock as of December 31, 1998, and as adjusted to reflect the sale of the shares offered hereby, and the conversion of all of the outstanding shares of Redeemable Preferred Stock of the Company into shares of Common Stock, by: (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of the Common Stock; (ii) each director of the Company;(iii) each Named Executive Officer; (iv) all executive officers and directors of the Company as a group; and (v) each other Selling Shareholder. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                        SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                               OWNED                              OWNED
                                        PRIOR TO OFFERING(2)   NUMBER OF    AFTER OFFERING(2)
                                        --------------------    SHARES     -------------------
NAME AND ADDRESS(1)                       NUMBER     PERCENT    OFFERED     NUMBER     PERCENT
-------------------                     ----------   -------   ---------   ---------   -------
Allan J. Gardner......................   2,500,000    33.3%     200,000    2,300,000    20.0%
Wilburn W. Smith......................   2,500,000    33.3%     200,000    2,300,000    20.0%
Thomas Quigley (3)....................     351,100     4.6%      10,000      341,100     2.9%
Gary G. Hegna (4).....................     339,708     4.3%          --      339,708     2.9%
Martin K. Weinbaum (5)................      14,637       *           --       14,637       *
Timothy Edkin (6).....................      12,202       *           --       12,202       *
Sharon Gardner (7)....................      27,634       *           --       27,634       *
Deborah L. Longo (8)..................       7,521       *           --        7,521       *
TA Associates, Inc. (9)...............   2,171,028    28.9%          --    2,171,028    18.8%
Chestnut Capital International III
  Limited Partnership(10).............      84,586     1.1%          --       84,586       *
All directors and executive officers
  as a group (7 persons)..............   5,752,802    71.8%          --    5,342,802    44.5%

---------------

 *  Less than 1.0% of outstanding shares.
 (1) Unless otherwise indicated, the address of each of the parties listed is 1615 South Congress Avenue, Delray Beach, Florida 33445-6368.
 (2) Pursuant to the rules of the Commission, certain shares of the Company's Common Stock that a beneficial owner has the right to acquire within 60 days of the date of this Prospectus pursuant to the exercise of stock options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The 2,171,028 shares of Common Stock issuable to TA Associates, Inc. and the 84,586 shares of Common Stock issuable to Chestnut Capital International III Limited Partnership in connection with the Concurrent Transactions are considered outstanding for the purpose of calculating percentage ownership of the listed parties.
 (3) Includes 88,000 shares of Common Stock subject to options which are exercisable prior to February 15, 1999.
 (4) Consists of 339,708 shares of Common Stock subject to options which are exercisable prior to February 15, 1999.
 (5) Consists of 14,637 shares of Common Stock subject to options which are exercisable prior to February 15, 1999.
 (6) Consists of 12,202 shares of Common Stock subject to options which are exercisable prior to February 15, 1999.

 (7) Consists of 27,634 shares of Common Stock subject to options which are exercisable prior to February 15, 1999.
 (8) Consists of 7,521 shares of Common Stock subject to options which are exercisable prior to February 15, 1999.
 (9) Includes (i)1,127,807 shares of Common Stock owned by Advent VII L.P., (ii) 671,420 shares of Common Stock owned by Advent Atlantic and Pacific II Limited Partnership, (iii) 242,103 shares of Common Stock owned by Advent Industrial II Limited Partnership, (iv) 112,781 shares of Common Stock owned by Advent New York L.P., and (v) 16,917 shares of Common Stock owned by TA Venture Investors, L.P. Advent VII L.P., Advent Atlantic and Pacific II Limited Partnership, Advent Industrial II Limited Partnership, Advent New York L.P., and TA Venture Investors, L.P. are part of an affiliated group of investment partnerships referred to, collectively, as the TA Associates Group. The general partner of Advent VII, L.P. is TA Associates VII, L.P. The general partner of each of Advent New York L.P., and Advent Industrial II Limited Partnership is TA Associates VI, L.P. The general partner of Advent Atlantic and Pacific II Limited Partnership is TA Associates AAP II Partners, L.P. The general partner of each of TA Associates VII, L.P., TA Associates VI, L.P. and TA Associates AAP II Partners, L.P. is TA Associates, Inc. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships, with the exception of those shares held by TA Venture Investors, L.P.; individually no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc. (including Ms. Morby, a director of the Company) comprise the general partners of TA Venture Investors, L.P. In such capacity, Ms. Morby may be deemed to share voting and investment power with respect to the 16,917 shares held of record by TA Venture Investors, L.P. Ms. Morby disclaims beneficial ownership of all shares held of record by TA Venture Investors, L.P. with the exception of 2,447 shares. The address of TA Associates, Inc. is 175 High Street, Boston, Massachusetts 02110.
(10) Includes 84,586 shares of Common Stock held by Chestnut Capital International III Limited Partnership. Messrs. Jonathan J. Flemming, Michael F. Schiaro, Peter A. Schober and John A. Turner are the general partners of MVP Capital Limited Partnership ("MVP"). MVP has voting and investment power to act for Chestnut Capital International III L.P. The address of Chestnut Capital International III Limited Partnership is 175 High Street, Boston, Massachusetts 02110.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of Preferred Stock, $0.01 par value per share.

     The following summary description of the Company's capital stock is not intended to be complete and is qualified by reference to the provisions of applicable law and to the forms of the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and the Company's Bylaws, as amended (the "Bylaws"), which will become effective upon the consummation of this Offering and are filed as exhibits to the registration statement of which this Prospectus is a part.

COMMON STOCK


     As of December 31, 1998, there were 5,263,100 shares of Common Stock outstanding held by the three Selling Shareholders. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the shares of Common Stock offered hereby and the conversion of all of the outstanding shares of the Company's Preferred Stock into Common Stock, there will be 11,518,714 shares of Common Stock outstanding upon the consummation of this Offering. In addition, as of January 15, 1999, there were outstanding stock options to purchase an aggregate of 1,613,454 shares of Common Stock.


     Except as described below under "Description of Capital Stock -- Certain Anti-takeover Effects," holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, and do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities of the Company, subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, powers, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

     As of the date of this Prospectus, there are no shares of Preferred Stock outstanding, (the "Preferred Stock"). In connection with the consummation of the Offering, the outstanding Convertible Debentures will be automatically converted into 22,556.14 shares of Convertible Preferred Stock and 12,000 shares of Redeemable Preferred Stock. Simultaneously in connection therewith, the 22,556.14 shares of Convertible Preferred Stock will be converted into 2,255,614 shares of Common Stock, and the 12,000 shares of Redeemable Preferred Stock will be redeemed by the Company for an aggregate redemption amount of $12.0 million. As a result, upon the consummation of the Offering, there will be no shares of Preferred Stock outstanding. For a summary of the material terms of the outstanding Preferred Stock, see Note 7 of Notes to Consolidated Financial Statements.

     The Board of Directors is authorized, subject to any limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of Preferred Stock, in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. The shareholders of the Company have granted the Board of Directors authority to issue the Preferred Stock and to determine its rights and preferences in order to eliminate delays associated with a shareholder vote on specific issuances. The rights of the holders of Common Stock will be subject to the rights of holders of any Preferred Stock issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of Common Stock, and could make it more difficult for a third-party to acquire, or discourage a third-party from attempting to acquire, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock, other than as required in the Concurrent Transactions.

REGISTRATION RIGHTS

     Following the consummation of this Offering, the Lenders will hold 2,255,614 shares of Common Stock which will be "restricted" securities within the meaning of the Securities Act and may not be sold in the absence of registration under the Securities Act or an exemption therefrom. Pursuant to a Registration Rights Agreement dated December 19, 1994, by and between the Company and the Lenders, the Company granted to the Lenders registration rights with respect to the 2,255,614 shares of Common Stock (the "Registrable Shares") to be held by the Lenders upon consummation of this Offering. On any two occasions where fifty percent in interest of the Lenders notify the Company in writing of their intent for public sale of any portion of the Registrable Shares with an aggregate anticipated offering price of at least $5.0 million, the Company shall use its best efforts to register such securities under the Securities Act. In addition, in the event that the Company may register its stock, the Company shall use its best efforts to register the Registrable Shares. The Company may in certain circumstances defer such registrations, and any underwriters with respect to such sale shall have the right, subject to certain limitations, to limit the number of shares included in such registrations. All of the expenses incurred in connection with such registrations and offerings (other than underwriting and selling commissions) and the reasonable fees and expenses of not more than one independent counsel for the Lenders in an amount not to exceed $10,000 shall be borne by the Company. The Company has agreed to indemnify the Lenders against liabilities under the Securities Act in certain circumstances in connection with any such registration.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     To the fullest extent permitted by the Florida Business Corporation Act (the "Florida Act"), the Articles of Incorporation provide that directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director. Generally, the Florida Act permits indemnification of a director or officer upon a determination that he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     The Articles of Incorporation and the Bylaws provide for the indemnification of the Company's directors and officers and any person who is or was serving at the request of the Company as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan to the fullest extent authorized by, and subject to the conditions set forth in the Florida Act against all expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA taxes, excise taxes, or penalties, charges, expenses and amounts paid or to be paid in settlement), except that the Company will indemnify a director or officer in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Company's Board of Directors. The indemnification provided under the Bylaws includes the right to be paid by the Company the expenses (including attorneys' fees) in advance of any proceeding for which indemnification may be had in advance of its final disposition, provided that the payment of such expenses (including attorneys' fees) incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to the

Company of an undertaking by or on behalf of such director or officer to repay all amounts so paid in advance if it is ultimately determined that such director or officer is not entitled to be indemnified. Pursuant to the Bylaws, if a claim for indemnification is not paid by the Company within 60 days after a written claim has been received by the Company, the claimant may at any time thereafter bring an action against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will be entitled to be paid also the expense of prosecuting such action.

     The Company has also applied for director and officer liability insurance on behalf of its directors and officers.

CERTAIN ANTI-TAKEOVER EFFECTS

     The Articles of Incorporation and the Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board of Directors. In addition certain provisions of Florida law may hinder or delay an attempted takeover of the Company other than through negotiation with the Board of Directors. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of the Company's shareholders were to deem such an attempt to be in their best interest, including attempts that might result in the shareholders' receiving a premium over the market price for the shares of Common Stock held by shareholders.

     Classified Board of Directors; Removal; Vacancies. The Bylaws provide that the Board of Directors is divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors in a relatively short period of time. The Articles of Incorporation further provides that directors may be removed only for cause and then only by the affirmative vote of the holders of at least two-thirds of the entire voting power of all the then-outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class. In addition, vacancies and newly created directorships resulting from any increase in the size of the Board of Directors may be filled only by the affirmative vote of a majority of the directors then in office (even if such directors do not constitute a quorum) or by a sole remaining director. The foregoing provisions could prevent shareholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     Advance Notice Provisions for Shareholder Proposals and Shareholder Nominations of Directors. The Bylaws establish an advance notice procedure with regard to the nomination, other than by the Board of Directors, of candidates for election to the Board of Directors and with regard to certain matters to be brought before an annual meeting of shareholders of the Company. Although the Bylaws do not give the Company's Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or any other business desired by shareholders to be conducted at an annual meeting, the Bylaws (i) may have the effect of precluding a nomination for the election of directors or precluding the conduct of certain business at a particular meeting if the proper procedures are not followed or (ii) may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company, even if the conduct of such solicitation or such attempt might be beneficial to the Company and its shareholders.

     Special Shareholders' Meetings. Under the Bylaws, special meetings of the shareholders, unless otherwise prescribed by statute, may be called only (i) by the Board of Directors or by the Chairman or President of the Company or (ii) by shareholders of the Company upon the written request of the holders of at least 80% of the securities of the Company outstanding and entitled to vote generally in the election of directors.

     Limitations on Shareholder Action by Written Consent. The By-laws also provide that any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting, without prior notice and without a vote, if the action is taken by persons who would be entitled to vote at a meeting and who hold shares having voting power equal to not less than the greater of (a) 80% of the voting power of all shares of each class or series entitled to vote on such action or (b) the minimum number of votes of each class or series that would be necessary to authorize or take the action at a meeting at which all shares of each class or series entitled to vote were present and voted.

     Provisions of Florida Law. The Company is governed by two Florida statutes that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law also authorizes the Company to indemnify the Company's directors, officers, employees and agents under certain circumstances and to limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no public market for the securities of the Company. Upon completion of this Offering, the Company will have outstanding 11,518,714 shares of Common Stock (assuming no exercise of the underwriters' over-allotment option or options outstanding under the Company's stock option plans). Of these shares, the 4,410,000 shares sold in this Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless they are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (which sales would be subject to certain limitations and restrictions described below). The remaining 7,108,714 shares are "restricted shares" under Rule 144 (the "Restricted Shares"). The Restricted Shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 promulgated under the Securities Act. The Company and the holders of all remaining 7,108,714 shares have agreed not to offer, pledge, sell, offer to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock until 180 days after the date of this Prospectus, subject to certain exceptions. These exceptions consist of (i) the prior written consent of BT Alex. Brown Incorporated, (ii) grants or awards of shares of Common Stock authorized under the Plans at the time of the effectiveness of the Registration Statement, (iii) bona fide gifts or similar transfers or devises for estate planning, charitable and other related purposes, in any such case only to persons who agree to be bound by the restrictions to which the transferor is subject, and (iv) as consideration for future acquisitions. As a result of the contractual restrictions described herein and the provisions of Rule 144, Rule 144(k) and Rule 701, the Restricted Shares will be available for sale in the public market as follows: (i) no shares will be available for immediate sale on the date of this Prospectus, and (ii) approximately 7,108,714 shares will become eligible for sale 180 days after the date of this Prospectus (assuming no release from the lock-up agreements) upon expiration of lock-up agreements, subject to the restrictions of Rule 144 applicable to affiliates of the Company. Although BT Alex. Brown Incorporated has no intention of waiving the lock-up restriction, in the event of such waiver, 7,108,714 shares of Common Stock may be sold beginning 90 days after the effective date of this Offering.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned shares for a least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (approximately 115,187 shares immediately after this Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the completion of this Offering. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to this Offering are entitled to sell such shares 90 days after this Offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the volume limitation or notice filing provisions of Rule 144.


     After the completion of this Offering, the Company intends to file a Registration Statement on Form S-8 (the "Form S-8") under the Securities Act to register the 2,350,000 shares of Common Stock reserved for issuance under the Plans. After the date of such filing, if not otherwise subject to a lock-up agreement, shares purchased pursuant to such plans and options generally would be available for resale in the public market upon vesting and exercise of options or awards, subject to the restrictions of Rule 144 applicable to affiliates of the Company. See "Management--Stock Option Plans."


     Prior to this Offering, there has been no public market for the Common Stock and no determination can be made as to the effect, if any, that the sale or availability for sale of additional shares of the Common Stock will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of the shares in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through sale of its equity securities.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, BT Alex. Brown Incorporated and SoundView Technology Group, Inc. (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
BT Alex. Brown Incorporated.................................
SoundView Technology Group, Inc.............................
                                                              ---------
          Total.............................................  4,410,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of the Common Stock offered hereby if any of such shares are purchased.

     The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession
not in excess of $     per share. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of $     per share to certain other
dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 661,500 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them shown in the above table bears to 4,410,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,410,000 shares are being offered.

     To facilitate this Offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Specifically, the Underwriters may over-allot shares of the Common Stock in connection with this Offering, thereby creating a short position in the Underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. Any of these activities may maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Representatives, on behalf of the syndicate of Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases shares distributed by that Underwriter or dealer.

     The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters, the Company and the Selling Shareholders regarding certain liabilities, including liabilities under the Securities Act.

     The Company has agreed that until 180 days after the date of this Prospectus, it will not, without the prior written consent of BT Alex. Brown Incorporated, sell, offer to sell, issue or otherwise distribute any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, subject to certain limited exceptions. In addition, Allan J. Gardner, Wilburn W. Smith and certain other holders of the Common Stock have agreed not to pledge, offer, sell or otherwise dispose of, subject to certain exceptions, any of such shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of 180 days after the date of this Prospectus. These exceptions consist of: (i) the prior written consent of BT Alex. Brown Incorporated, (ii) grants or awards of shares of Common Stock authorized under the Plans at the time of the effectiveness of the Registration Statement, (iii) bona fide gifts or similar transfers or devises for estate planning, charitable and other related purposes, in any such case only to persons who agree to be bound by the restrictions to which the transferor is subject, and (iv) as consideration for future acquisitions.

     The Representatives have advised the Company and the Selling Shareholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     At the request of the Company, the Underwriters have reserved up to 5% of the shares of Common Stock being offered hereby for sale at the initial public offering price to certain employees of the Company, their business affiliates and related parties who have expressed an interest in purchasing shares of Common Stock in the Offering. Such purchases will be made under the same terms and conditions as will be offered by the Underwriters in the Offering. There can be no assurance that any of the reserved shares will be so purchased. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares of Common Stock offered hereby.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company, the Selling Shareholders and the Representatives. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company, the Selling Shareholders and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS


     The validity of the Common Stock offered hereby will be passed upon for the Company by Akerman, Senterfitt & Eidson, P.A., Fort Lauderdale, Florida. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.


                                    EXPERTS

     The consolidated financial statements and schedule of the Company as of December 31, 1996 and 1997 and as of September 30, 1998 and for each of the years in the three-year period ended December 31, 1997 and for the nine months ended September 30, 1998, have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. The summaries in this Prospectus of additional information included in the Registration Statement or any exhibit thereto are qualified in their entirety by reference to such information or exhibit. The Registration Statement, including all exhibits thereto and amendments thereof, has been filed with the Commission through EDGAR.

     The Registration Statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 or on the Commission's site on the Internet at http://www.sec.gov.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 PAGE
                                                                 ----
Independent Auditors' Report................................      F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997
  and September 30, 1998 and (unaudited) proforma balance
  sheet as of September 30, 1998............................      F-3
Consolidated Statements of Operations for each of the years
  in the three-year period ended December 31, 1997 and for
  the nine months ended September 30, 1998 and (unaudited)
  for the nine months ended September 30, 1997..............      F-4
Consolidated Statements of Redeemable Preferred Stock and
  Stockholders' Equity (deficit) for each of the years in
  the three-year period ended December 31, 1997 and nine
  months ended September 30, 1998...........................      F-5
Consolidated Statements of Cash Flows for each of the years
  in the three-year period ended December 31, 1997 and for
  the nine months ended September 30, 1998 and (unaudited)
  for the nine months ended September 30, 1997..............      F-6
Notes to Consolidated Financial Statements..................  F-7 -- F-21
Schedule of Valuation and Qualifying Accounts...............     F-22

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Smith-Gardner & Associates, Inc.:

     We have audited the consolidated financial statements of Smith-Gardner & Associates, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smith-Gardner & Associates, Inc. and subsidiaries as of December 31, 1996 and 1997 and September 30, 1998 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 and for the nine months ended September 30, 1998, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Fort Lauderdale, Florida
January 6, 1999

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                           DECEMBER 31,                                              PROFORMA
                                    --------------------------   SEPTEMBER 30,   PROFORMA[1(l)]    SEPTEMBER 30,
                                        1996          1997           1998          ADJUSTMENTS         1998
                                    ------------   -----------   -------------   ---------------   -------------
                                                                                   (UNAUDITED)      (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.......  $     60,217       168,590      3,566,943               --        3,566,943
  Accounts receivable, net of
    allowance for doubtful
    accounts of $936,347 in 1996,
    $469,227 in 1997 and $515,080
    in 1998.......................     2,689,739     1,845,225      5,392,013               --        5,392,013
  Inventory.......................        12,866       219,963        700,981               --          700,981
  Prepaid expenses and other
    current assets................       165,449       135,382        164,458               --          164,458
                                    ------------   -----------    -----------      -----------      -----------
    Total current assets..........     2,928,271     2,369,160      9,824,395               --        9,824,395
Deferred offering costs...........            --            --        374,360               --          374,360
Property and equipment, net.......       683,590       685,319        969,815               --          969,815
Other assets......................        54,330        80,576         76,441               --           76,441
                                    ------------   -----------    -----------      -----------      -----------
                                    $  3,666,191     3,135,055     11,245,011               --       11,245,011
                                    ============   ===========    ===========      ===========      ===========

LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable................  $    280,027       548,350      3,282,317               --        3,282,317
  Accrued expenses................     1,055,227     1,420,990      1,817,947               --        1,817,947
  Deferred revenue................       160,388       383,378      1,662,183               --        1,662,183
  Advances due to officers........       200,000            --             --               --               --
  Promissory notes................            --            --             --          850,000          850,000
                                    ------------   -----------    -----------      -----------      -----------
    Total current liabilities.....     1,695,642     2,352,718      6,762,447          850,000        7,612,447
Convertible debt..................    11,320,303    12,000,000     12,000,000      (12,000,000)              --
Accrued interest payable..........     1,200,000     2,700,000      4,050,000               --        4,050,000
                                    ------------   -----------    -----------      -----------      -----------
    Total liabilities.............    14,215,945    17,052,718     22,812,447      (11,150,000)      11,662,447
Redeemable preferred stock,
  10,000,000 shares authorized:
  Convertible participating
    preferred stock, $.01 par
    value; none issued............            --            --             --               --               --
  Redeemable preferred stock,
    $.01 par value, none issued
    and (unaudited) proforma
    issued and outstanding 12,000
    shares at $1,000 per share
    preference value..............            --            --             --       12,000,000       12,000,000
Commitments and contingencies
  (notes 4 and 12)
Stockholders' deficit:
  Common stock, $0.01 par value.
    Authorized 50,000,000 shares;
    issued and outstanding
    5,263,100 shares and
    (unaudited) proforma issued
    and outstanding 7,518,714
      shares......................        52,631        52,631         52,631           22,556           75,187
  Additional paid-in capital......     3,481,562     3,481,562      3,500,582          (22,556)       3,478,026
  Accumulated deficit.............   (14,083,947)  (17,451,856)   (15,120,649)        (850,000)     (15,970,649)
                                    ------------   -----------    -----------      -----------      -----------
    Total stockholders' deficit...   (10,549,754)  (13,917,663)   (11,567,436)        (850,000)     (12,417,436)
                                    ------------   -----------    -----------      -----------      -----------
                                    $  3,666,191     3,135,055     11,245,011               --       11,245,011
                                    ============   ===========    ===========      ===========      ===========

See accompanying notes to consolidated financial statements.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                           NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                        -----------------------------------------      --------------------------
                                           1995           1996           1997             1997           1998
                                        -----------    -----------    -----------      -----------    -----------
                                                                                       (UNAUDITED)
Revenue:
  Computer software...................  $ 6,593,819      5,932,255      5,083,442        4,416,392      8,615,378
  Computer hardware...................   13,641,345      7,370,088      8,144,206        6,489,102      9,852,980
  Support.............................    3,343,216      4,037,966      4,100,488        3,064,321      3,816,666
  Services............................    1,350,417      1,188,468      1,324,074        1,123,136      2,463,658
                                        -----------    -----------    -----------      -----------    -----------
    Total revenue.....................   24,928,797     18,528,777     18,652,210       15,092,951     24,748,682
                                        -----------    -----------    -----------      -----------    -----------
Cost of sales and services:
  Computer software...................      807,721        584,493      1,504,002        1,042,021      1,929,781
  Computer hardware...................   10,607,022      5,804,615      6,009,813        4,928,800      7,309,016
  Support.............................    2,490,514      3,141,395      3,271,268        2,270,114      2,282,286
  Services............................    1,016,342        902,077      1,104,195          805,611      1,606,872
                                        -----------    -----------    -----------      -----------    -----------
    Total cost of sales and
      services........................   14,921,599     10,432,580     11,889,278        9,046,546     13,127,955
                                        -----------    -----------    -----------      -----------    -----------
    Gross profit......................   10,007,198      8,096,197      6,762,932        6,046,405     11,620,727
Operating expenses:
  General and administrative..........    3,205,785      4,775,430      4,567,292        3,101,864      4,645,885
  Research and development............    2,166,225      2,254,206      2,010,858        1,443,874      1,637,973
  Sales and marketing.................      523,382        980,371      1,482,061        1,065,822      1,652,919
                                        -----------    -----------    -----------      -----------    -----------
    Total operating expenses..........    5,895,392      8,010,007      8,060,211        5,611,560      7,936,777
                                        -----------    -----------    -----------      -----------    -----------
    Income (loss) from operations.....    4,111,806         86,190     (1,297,279)         434,845      3,683,950
Other income (expense):
  Interest expense:
    Interest on outstanding debt......   (1,200,000)    (1,200,000)    (1,500,000)      (1,050,000)    (1,350,000)
    Amortization of original
    issue discount....................   (1,378,276)    (1,378,276)      (679,697)        (679,697)            --
  Interest income.....................      128,542         41,814        109,067           84,433         67,867
                                        -----------    -----------    -----------      -----------    -----------
    Net income (loss).................  $ 1,662,072     (2,450,272)    (3,367,909)      (1,210,419)     2,401,817
                                        ===========    ===========    ===========      ===========    ===========
Net income (loss) per share:
  Basic...............................  $      0.32          (0.47)         (0.64)           (0.23)          0.46
                                        ===========    ===========    ===========      ===========    ===========
  Diluted.............................  $      0.32          (0.47)         (0.64)           (0.23)          0.40
                                        ===========    ===========    ===========      ===========    ===========
Weighted average shares used in
  calculating net income (loss) per
  share:
    Basic.............................    5,263,100      5,263,100      5,263,100        5,263,100      5,263,100
                                        ===========    ===========    ===========      ===========    ===========
    Diluted...........................    5,263,100      5,263,100      5,263,100        5,263,100      8,081,408
                                        ===========    ===========    ===========      ===========    ===========
Pro forma data:
  Net income (loss) before income
    tax (expense) benefit.............  $ 1,662,072     (2,450,272)    (3,367,909)      (1,210,419)     2,401,817
  Pro forma provision for income tax
    (expense) benefit (unaudited).....   (1,154,543)       359,819        948,427          311,835     (1,053,186)
                                        -----------    -----------    -----------      -----------    -----------
  Pro forma net income (loss)
    (unaudited).......................  $   507,529     (2,090,453)    (2,419,482)        (898,584)     1,348,631
                                        ===========    ===========    ===========      ===========    ===========
  Pro forma net (loss) income per
    share (unaudited):
      Basic...........................                                $     (0.13)                    $      0.29
                                                                      ===========                     ===========
      Diluted.........................                                $     (0.13)                    $      0.27
                                                                      ===========                     ===========
  Weighted average shares outstanding
    used in calculating pro forma net
    (loss) income per share
    (unaudited):
      Basic...........................                                  7,518,714                       7,518,714
                                                                      ===========                     ===========
      Diluted.........................                                  7,518,714                       8,081,408
                                                                      ===========                     ===========

See accompanying notes to consolidated financial statements.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND
                         STOCKHOLDERS' EQUITY (DEFICIT)
   FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 1997 AND
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                                 STOCKHOLDERS' EQUITY (DEFICIT)
                                              --------------------------------------------------------------------
                                                                                        RETAINED         TOTAL
                                 REDEEMABLE      COMMON STOCK         ADDITIONAL        EARNINGS     STOCKHOLDERS'
                                 PREFERRED    -------------------       PAID-IN       (ACCUMULATED      EQUITY
                                   STOCK       SHARES     AMOUNT        CAPITAL         DEFICIT)       (DEFICIT)
                                 ----------   ---------   -------   ---------------   ------------   -------------
Balance, December 31, 1994.....     $ --      5,263,100   $52,631      3,481,562        1,954,253       5,488,446
  Net income for the year ended
    December 31, 1995..........       --             --       --              --        1,662,072       1,662,072
  Shareholders distribution....       --             --       --              --      (15,250,000)    (15,250,000)
                                    ----      ---------   -------      ---------      -----------     -----------
Balance, December 31, 1995.....       --      5,263,100   52,631       3,481,562      (11,633,675)     (8,099,482)
  Net loss for the year ended
    December 31, 1996..........       --             --       --              --       (2,450,272)     (2,450,272)
                                    ----      ---------   -------      ---------      -----------     -----------
Balance, December 31, 1996.....       --      5,263,100   52,631       3,481,562      (14,083,947)    (10,549,754)
  Net loss for the year ended
    December 31, 1997..........       --             --       --              --       (3,367,909)     (3,367,909)
                                    ----      ---------   -------      ---------      -----------     -----------
Balance, December 31, 1997.....       --      5,263,100   52,631       3,481,562      (17,451,856)    (13,917,663)
  Net income for the nine
    months ended September 30,
    1998.......................       --             --       --              --        2,401,817       2,401,817
  Non-cash compensation
    expense....................       --             --       --          19,020               --          19,020
  Shareholders distribution....       --             --       --              --          (70,610)        (70,610)
                                    ----      ---------   -------      ---------      -----------     -----------
Balance, September 30, 1998....     $ --      5,263,100   $52,631      3,500,582      (15,120,649)    (11,567,436)
                                    ====      =========   =======      =========      ===========     ===========

See accompanying notes to consolidated financial statements.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                               NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                               ----------------------------------------    -------------------------
                                                   1995           1996          1997          1997           1998
                                               ------------    ----------    ----------    -----------    ----------
                                                                                           (UNAUDITED)
Cash flows provided by operating activities:
  Net income (loss)..........................  $  1,662,072    (2,450,272)   (3,367,909)   (1,210,419)     2,401,817
  Adjustments to reconcile net income (loss)
    to net cash provided by operating
    activities:
    Depreciation and amortization............       131,638       184,772       232,548       172,516        237,492
    Amortization of original issue
      discount...............................     1,378,276     1,378,276       679,697       679,697             --
    Non-cash compensation expense............            --            --            --            --         19,020
    Bad debt expense (recovery)..............       219,350       771,567       485,185       (65,293)        45,852
    Change in assets and liabilities:
      Accounts receivable....................     1,829,057      (156,177)      359,329     1,271,854     (3,592,641)
      Inventory..............................      (168,748)      292,086      (207,097)     (206,874)      (481,018)
      Prepaid expenses and other current
        assets...............................       (46,374)      249,524        30,067       (94,345)       (29,076)
      Other assets...........................            --        (4,330)      (26,246)      (17,631)         4,135
      Accrued interest payable...............            --     1,200,000     1,500,000     1,050,000      1,350,000
      Accounts payable.......................    (1,908,950)     (581,374)      268,323       455,925      2,733,966
      Other accrued expenses.................      (489,281)     (194,900)      552,243        33,386        396,957
      Deferred revenue.......................       622,043      (602,363)       36,510       104,721      1,278,805
                                               ------------    ----------    ----------    ----------     ----------
        Net cash provided by operating
          activities.........................     3,229,083        86,809       542,650     2,173,537      4,365,309
                                               ------------    ----------    ----------    ----------     ----------
Cash flows used in investing activities:
  Capital expenditures.......................      (360,126)     (251,192)     (234,277)     (189,302)      (521,986)
                                               ------------    ----------    ----------    ----------     ----------
        Net cash used in investing
          activities.........................      (360,126)     (251,192)     (234,277)     (189,302)      (521,986)
                                               ------------    ----------    ----------    ----------     ----------
Cash flows (used in) provided by financing
  activities:
  Distributions to stockholders..............   (15,250,000)           --            --            --        (70,610)
  Increase in cash overdraft.................       122,973            --            --            --             --
  Advances from officers.....................            --       200,000            --            --             --
  Proceeds from repayment of employees
    loans....................................        74,000        24,600            --            --             --
  Repayment of advances from officers........        (2,600)           --      (200,000)           --             --
  Deferred offering costs....................            --            --            --            --       (374,360)
                                               ------------    ----------    ----------    ----------     ----------
        Net cash (used in) provided by
          financing activities...............   (15,055,627)      224,600      (200,000)           --       (444,970)
                                               ------------    ----------    ----------    ----------     ----------
        Net (decrease) increase in cash and
          cash equivalents...................   (12,186,670)       60,217       108,373     1,984,235      3,398,353
Cash and cash equivalents at beginning of
  year.......................................    12,186,670            --        60,217        60,217        168,590
                                               ------------    ----------    ----------    ----------     ----------
Cash and cash equivalents at end of year.....  $         --        60,217       168,590     2,044,452      3,566,943
                                               ============    ==========    ==========    ==========     ==========
Supplemental cash flow information:
  Cash paid during the year for interest.....  $  1,200,000            --            --            --             --
                                               ============    ==========    ==========    ==========     ==========

See accompanying notes to consolidated financial statements.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) DESCRIPTION OF BUSINESS

     Smith-Gardner & Associates, Inc. (the "Company") was incorporated on December 13, 1988 under the laws of the state of Florida. The Company primarily licenses a computer software package it designed and developed to automate companies that sell through catalogs, media advertisement, direct mail or broadcast advertisements, and also sells the computer hardware required to use the software. The Company also provides consulting, training, programming and technical support services.

     The Company opened two satellite offices in Sydney Australia (SGA Pty.) and Cambridge, England (SGA Ltd.) in September 1997 and June 1997, respectively. These offices are separately incorporated and are wholly owned subsidiaries of the Company.

(B) CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(C) PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries SGA Pty. and SGA Ltd. All significant intercompany balances and transactions have been eliminated in consolidation.

(D) INVENTORY

     Inventory consists of computer hardware. It is stated at the lower of cost or market as determined on a specific identification basis.

(E) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated on the straight-line basis over the estimated useful lives of the assets which range from five to seven years. Leasehold improvements are amortized on the straight-line basis over the shorter of the lease term or estimated useful life of the asset.

     The Company implemented the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" effective January 1, 1996. The Company reviews its long-lived assets (property and equipment) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. The Company has no impaired assets.

(F) SOFTWARE DEVELOPMENT COSTS

     The Company accounts for software development costs under Statement of Financial Accounting Standards No. 86, "Accounting for Costs of Computer Software to Be Sold, Leased or Otherwise Marketed" ("FAS 86"). Under FAS 86, the costs associated with software development are required to be capitalized after technological feasibility has been established. Technological feasibility was established when the product design and working model of the software product was completed and

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES confirmed by testing the software product. Costs incurred by the Company subsequent to the establishment of technological feasibility have been insignificant and, as a result, the Company has not capitalized any development costs.

(G) REVENUE RECOGNITION

     Prior to 1997, the Company followed the provisions of Statement of Position
(SOP) 91-1. Revenue from computer hardware and software sales was recognized upon installation, substantial fulfillment of all obligations under the sales contract and when collectibility was probable. Revenues related to consulting, training and technical support were recognized upon completion of the services.

     In October 1997, the American Institute of Certified Public Accountants (AICPA) issued SOP 97-2, Software Revenue Recognition, which superseded SOP 91-1. The Company adopted SOP 97-2 for software transactions entered into in 1997. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on vendor specific objective evidence (VSOE) of the relative fair values of the elements. VSOE is determined by the price charged when the element is sold separately. For an element not yet being sold separately, VSOE is determined using managements best estimate based on development costs to date of the element. The revenue allocated to hardware and software products generally is recognized when the hardware and software has been delivered and installed, the fee is fixed and determinable and the collectibility is probable. The revenue allocated to postcontract customer support is consistent with fees charged for renewals and is recognized ratably over the term of the support. Revenue allocated to service elements is recognized as the services are performed. The adoption of SOP 97-2 did not have a material impact on the Company's results of operations.

     At December 31, 1996 and 1997, the Company had deferred revenue recorded in the accompanying consolidated balance sheets related to customer support and services paid in advance.

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, inventory and prepaid expenses and other current assets, as well as accounts payable, accrued expenses and other current liabilities, as reflected in the consolidated financial statements, approximate fair value because of the short-term maturity of these instruments. The estimated fair value of the Company's long-term debt instrument approximates the carrying amount as the interest rate approximates the Company's current borrowing rate for similar debt instruments of comparable maturity.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(I) INCOME TAXES

     The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code (the "Code"). Accordingly, the taxable income (loss) of the Company is reported on the individual income tax returns of the stockholders. The only states in which the Company does business in that do not recognize S corporation status are California and New Jersey. The Company started doing business in these states in 1997. The California and New Jersey income tax expense is

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES immaterial to the consolidated financial statements for the year ended December 31, 1997 and for the nine months ended September 30, 1998. Therefore the consolidated statements of operations do not include federal or state income tax expense.

     For the foreign entities, there is no charge for corporation tax or provision for deferred tax, due to the availability of accumulated tax losses of approximately $574,192 as of September 30, 1998.

     The Company intends to terminate its S corporation status prior to the planned public stock offering discussed in note 14(a). In connection with this termination, the Company will record income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

     The unaudited pro forma net (loss) income presented in the consolidated statements of operations reflects the pro forma effects for income taxes as if the Company had been a taxable entity for all periods presented.

(J) BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

     The Company has presented net income (loss) per share pursuant to SFAS No. 128, Earnings Per Share and the Securities and Exchange Commission Staff Accounting Bulletin No. 98.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share. SFAS 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997. The adoption of SFAS 128 in 1997 did not have a significant impact on the Company's reported EPS.

     In accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 98, certain common stock and common stock equivalents issued for nominal consideration prior to the initial filing of a registration statement relating to an IPO are treated as outstanding for the entire period. The Company had no nominal issuances during this period.

     Basic net income (loss) per share was computed by dividing net income
(loss) by the weighted average number of shares of common stock outstanding for each period presented. Diluted net income (loss) per share was computed by giving effect to common stock equivalents as if they were outstanding for the entire period. Incremental shares and adjustments to net income (loss) are determined using the if converted and treasury stock methods for the nine months ended September 1998 as follows:

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

Net income................................................      $2,401,817
Plus: interest expense on
  convertible debt........................................       1,350,000
Less: preferred stock dividends assuming conversion of
  preferred stock.........................................        (539,656)
                                                                ----------
                                                                $3,212,161
                                                                ==========
Weighted average shares outstanding.......................       5,263,100
Common stock equivalents..................................       2,818,308
                                                                ----------
                                                                 8,081,408
                                                                ==========
Basic net income (loss) per share.........................      $     0.46
                                                                ==========
Diluted net income (loss) per share.......................      $     0.40
                                                                ==========

     Common stock equivalents were not considered for the years ended December 31, 1995, 1996 and 1997 since their effect would be antidilutive.

(K) PRO FORMA NET INCOME (LOSS) AND PRO FORMA NET INCOME (LOSS) PER SHARE COMPUTATIONS (UNAUDITED)

     The pro forma net income (loss) presented in the consolidated statements of operations reflects the pro forma effects for income taxes as if the Company had been a taxable entity for the periods presented.

     Pro forma basic and diluted net income (loss) per share for the year ended December 31, 1997 and for the nine months ended September 30, 1998 was computed by dividing pro forma net income (loss) by the weighted average number of shares of common stock outstanding. It reflects the impact of the conversion of preferred stock and S corporation distribution as described in note 1(l) as follows:

                                                                              NINE MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1997           1998
                                                              ------------   -------------
Pro forma net (loss) income.................................  $(2,419,482)     1,348,631
Add: interest expense on convertible debt...................    2,179,697      1,350,000
Less: preferred stock dividends assuming conversion of
  preferred stock...........................................     (719,541)      (539,656)
                                                              -----------      ---------
                                                              $  (959,326)     2,158,975
                                                              ===========      =========
Weighted average shares outstanding.........................    7,518,714      7,518,714
Add: common stock equivalents...............................           --        562,694
                                                              -----------      ---------
                                                                7,518,714      8,081,408
                                                              ===========      =========
  Basic pro forma net (loss) income per share...............  $     (0.13)     $    0.29
                                                              ===========      =========
  Diluted pro forma net (loss) income per share.............  $     (0.13)     $    0.27
                                                              ===========      =========

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

(L) UNAUDITED PROFORMA ADJUSTMENTS AND PROFORMA CONSOLIDATED BALANCE SHEET

     The proforma adjustments and proforma consolidated balance sheet at September 30, 1998 reflect the conversion of the convertible debt to redeemable convertible participating preferred stock and redeemable preferred stock and the simultaneous conversion of the convertible participating preferred stock to common stock which occurs, upon the closing of an initial public offering, as described in note 6(a). In addition, it reflects the promissory note which will be issued for the S corporation distribution as described in note 10. This amount is estimated at $850,000. This amount is subject to significant adjustment based on cash earnings through date of conversion to C corporation status. The adjustment to accumulated deficit reflects the promissory note that will be issued upon the S-corporation revocation.

(M) FOREIGN CURRENCY TRANSLATION

     The functional currency of the Company's foreign subsidiaries, which began operations in 1997, is their respective local currencies. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average rates of exchange prevailing during the year. Adjustments resulting from the translation of foreign currency financial statements for the years ended December 31, 1997 and for the nine months ended September 30, 1998 were ($5,000) and $9,500, respectively. Such amounts were recorded in the consolidated statements of operations for each period.

     The Company does not enter into transactions that may result in foreign currency risk. All transactions are made based on the Company's local currency. Therefore, the Company does not utilize hedging instruments.

(N) USE OF ESTIMATES

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(O) RECLASSIFICATIONS

     Certain 1995 and 1996 amounts have been reclassified to conform to the current presentation.

(P) YEAR 2000 (UNAUDITED)

     Management believes their internal computer systems are Year 2000 compliant. The Year 2000 issue results from computer programs being written using two digits rather than four to define the applicable year. The Company's products have been determined by the Company to be Year 2000 compliant except for the GTS accounting module which is integrated in the MACS family of products. GTS provided Year 2000 compliant code to the Company in September 1998. With respect to the GTS programs, the Company has identified all changes necessary to integrate the year 2000 compliant code into MACS. The Company has completed the internal functional specifications for the necessary changes and is in the process of testing the new code in the Company's software. The Company expects these changes to be incorporated into a new version of MACS to be released in early 1999. If the Company is unable to remedy the year 2000 issue with respect to the GTS programs prior to January 1, 2000, the Company may be subject to liability in the event any defects occur in MACS.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

     The Company has also reviewed its internal support systems and to the extent possible, its vendors' systems to confirm Year 2000 compliance. Any failure of the Company or its suppliers or clients to be "Year 2000" compliant could have a material adverse effect on the Company's business, financial condition or results of operations. The Company has expensed all costs associated with these systems changes as the costs are incurred.

(Q) UNAUDITED INTERIM FINANCIAL INFORMATION

     The unaudited consolidated statements of operations and cash flows for the nine months ended September 30, 1997 include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's consolidated results of operations and cash flows. In addition, operating results for the nine months ended September 30, 1998 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1998.

(2) LIQUIDITY

     The Company has been developing its software and new products which resulted in losses for the years ended December 31, 1996 and 1997. This has resulted in an accumulated deficit of $(15,120,649) at September 30, 1998.

     The Company plans to increase sales and profitability by marketing software applications and increasing sales in the United States, United Kingdom and Australia. During the nine months ended September 30, 1998, the Company had increased software revenue due to some major contracts that were entered into in 1998. In addition, the Company received a waiver to defer the payment of principal and interest on its convertible debt through the earlier of (i) the consummation of an initial public offering or (ii) March 31, 2000. Based on the new contracts, the waiver received and the Company's anticipated operating results, management believes there will be sufficient funding to meet its required operating expenditures. In addition, if necessary, the Company will reduce its planned capital expenditures and other operating expenses in order to meet its obligations.

(3) PROPERTY AND EQUIPMENT, NET

     Property and equipment, net consists of the following:

                                              DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,
                                                  1996           1997           1998
                                              ------------   ------------   -------------
Office equipment............................   $  948,563     1,144,364       1,580,287
Office furnishings and fixtures.............      110,264       131,553         177,142
Leasehold improvements......................       15,016        32,179          65,758
                                               ----------     ---------       ---------
                                                1,073,843     1,308,096       1,823,187
Less accumulated depreciation and
  amortization..............................      390,253       622,777         853,372
                                               ----------     ---------       ---------
                                               $  683,590       685,319         969,815
                                               ==========     =========       =========

(4) OPERATING LEASES

     During 1994, the Company entered into an agreement to lease office facilities under a noncancelable operating lease commencing January 1995 and expiring December 2001 with an option to renew for one five-year term. The lease contains certain incentives including rent abatements, rent discounts, leasehold improvement reimbursements, cash allowances and sched-

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES uled base rent increases over the term of the lease. Generally accepted accounting principles require that the full costs of a lease be recognized ratably over the term of the lease. Accordingly, the Company has recorded a deferred credit ($248,219, $235,440 and $212,655 at December 31, 1996, 1997 and
September 30, 1998 respectively) to reflect the excess of rent expense over cash payments (see note 5). In addition to the base rent payment, the Company pays a monthly allocation of the building's operating expenses. During 1997, the Company also entered into lease agreements for office facilities in the United Kingdom and Sydney which expire in 2003.

     Future minimum lease payments under these office facilities leases as well as equipment leases as of September 30, 1998 are as follows:

              THREE MONTHS ENDED DECEMBER 31,
              -------------------------------
          1998..............................................  $  218,457
YEAR ENDING DECEMBER 31,
          1999..............................................     597,435
          2000..............................................     552,822
          2001..............................................     542,348
          2002..............................................      96,938
          2003..............................................      18,849
                                                              ----------
Total minimum lease payments................................  $2,026,849
                                                              ==========

     Rental expense, including operating leases with lease terms of less than one year, was $552,893, $597,905, $669,543 and $918,054 during 1995, 1996, 1997 and for the nine months ended September 30, 1998, respectively.

(5) ACCRUED EXPENSES

     Accrued expenses consists of the following:

                                                      DECEMBER 31,
                                                 ----------------------   SEPTEMBER 30,
                                                    1996        1997          1998
                                                 ----------   ---------   -------------
Sales tax payable..............................  $   20,513      92,011       348,554
Sales tax contingencies........................     614,783     614,783       614,783
Deferred rent..................................     248,219     235,440       212,655
Accrued payroll................................       4,831      95,215       185,253
Accrued legal..................................          --     109,000       100,000
Accrued vacation...............................      99,978     132,162       147,162
Other..........................................      66,903     142,379       209,540
                                                 ----------   ---------     ---------
                                                 $1,055,227   1,420,990     1,817,947
                                                 ==========   =========     =========

(6) CONVERTIBLE DEBT

(A) DEBENTURE PURCHASE AGREEMENT

     On December 19, 1994, the Company entered into a Debenture Purchase Agreement (the "Agreement") with various partnerships (the "Lenders") in connection with the private placement of $12,000,000 convertible subordinated debentures (the "Debentures"). Principal on the Debentures is payable in two equal installments of $6,000,000 on December 1, 1999 and December 1, 2000, and bore interest at 10 percent through June 30, 1997 and bears interest at 15 percent through maturity. A portion of this borrowing was attributed to its conversion feature due to the difference between the stated rates and the estimated market rate at the time of issuance. See note 6(b).

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

Interest is payable quarterly in arrears and commenced on March 31, 1995. The Agreement provides for a default rate of interest of 20 percent on all principal amounts not paid within 15 days of the date due. At September 30, 1998, the Company was not in compliance with certain debt covenants. The Lenders waived any remedies on default against the Company as outlined in the Agreement and waived compliance by the Company with respect to such covenants through the earlier of (i) the consummation of an initial public offering or (ii) March 31, 2000. The Company has agreed with the Lenders to defer all interest and principal payments due or payable in order to maintain sufficient working capital for the Company's needs through the earlier of (i) the consummation of an initial public offering or (ii) March 31, 2000.

     On June 30, 1997 the Debentures became convertible at the option of a majority in interest of the Lenders into 22,556.14 shares of the Company's redeemable convertible participating preferred stock ("convertible preferred stock") and one share of redeemable participating preferred stock ("redeemable preferred stock") for each $1,000 of principal outstanding. The convertible preferred stock is convertible to common stock at the rate of 100 shares of common stock for each share of preferred stock. See note 6(b) for valuation of conversion features. See redemption features of preferred stock in note 7.

     There have been no conversions in respect to these Debentures to date. No partial conversions of the Debentures are permitted. The amount of redeemable preferred stock received upon conversion shall be reduced by the amount of debenture principal prepaid prior to conversion. With respect to the common stock issuable upon conversion of the convertible preferred stock, holders of the Debentures have (i) certain registration rights regarding a public offering of the Company's common stock; and (ii) the right of first refusal and the right of participation regarding the sales of certain common stock to third parties.

     Principal on the Debentures may be prepaid in whole, but not in part, by the Company at any time and is subject to mandatory prepayment upon the consummation of (i) the substantial sale of the Company's assets or capital stock; (ii) an initial public offering of the Company's common stock under the Securities Act of 1933; or (iii) the merger or consolidation of the Company with another entity.

(B) ORIGINAL ISSUE DISCOUNT

     The fair value of the conversion feature of the $12,000,000 debentures discussed in note 6(a) was determined to be $3,481,562 based on the difference between the stated interest rates and the market rate of such debentures estimated to be 18 percent on the date of issuance. The amount is included in additional paid-in capital in the accompanying consolidated balance sheets, with the resulting original issue discount (OID) on the convertible debt being amortized from the issue date (December 19, 1994) to the date it first becomes convertible (June 30, 1997) to achieve an 18 percent effective interest rate. Convertible debt is comprised of the following:

                                                     DECEMBER 31,
                                                -----------------------   SEPTEMBER 30,
                                                   1996         1997          1998
                                                ----------   ----------   -------------
Stated principal balance......................  12,000,000   12,000,000    12,000,000
Unamortized OID...............................    (679,697)          --            --
                                                ----------   ----------    ----------
Convertible debt..............................  11,320,303   12,000,000    12,000,000
                                                ==========   ==========    ==========

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

(7) PREFERRED STOCK

     In connection with the issuance of $12,000,000 of Debentures (see note 6(a)), the Company amended its Articles of Incorporation by designating 22,556.14 shares of authorized preferred stock as convertible preferred stock. Holders of the convertible preferred stock are entitled to receive (i) dividends at the same rate as dividends are paid with respect to the common stock based on the number of shares of common stock into which such shares of redeemable convertible preferred stock is then convertible; and (ii) $31.90 per share cumulative dividend per year through November 30, 1999 ($15.95 per share for the year ended December 1, 2000) less the amount of common stock dividends paid.

     The convertible preferred stock is redeemable at the option of the Company between December 1, 2000 and December 1, 2001 at the fair market value per share.

     Each share of convertible preferred stock entitles the holder to such number of votes per share as shall equal the number of shares of common stock into which such share of convertible preferred stock is then convertible. Shares of convertible preferred stock are convertible into shares of common stock at the option of holders of a majority in interest of the redeemable convertible preferred stock or automatically upon the closing of an underwritten public offering of the Company's common stock pursuant to an effective registration statement under the Securities Act of 1933 in which the net proceeds equal or exceeds $20,000,000. Shares of convertible preferred stock are currently convertible into shares of common stock at an initial conversion rate of 100 shares of common stock for each share of preferred stock, whereby each share of convertible preferred stock is valued for conversion purposes at $532.00 per share.

     In addition, as part of the aforementioned amendment to its articles of incorporation, the Company designated 12,000 shares of authorized preferred stock as redeemable preferred stock. The holders of the redeemable preferred stock are not entitled to receive any cash dividends nor any voting rights or powers. The redeemable preferred stock may be redeemed at any time at the option of the Company and are subject to mandatory redemption upon the closing date of an initial public offering or upon any conversion of the Debentures resulting from the Company's voluntary prepayment. At the election of the holders of a majority of the redeemable preferred stock, the Company shall redeem one-half of all shares of redeemable preferred stock on December 1, 1999 and the remaining shares on December 1, 2000. Regardless of the nature of redemption, all redeemable preferred stock is redeemed at a redemption price of $1,000 per share.

     The redeemable preferred stockholders have liquidation preference of $1,000 per share to any convertible preferred and common stockholder. The convertible preferred and common stockholders share ratably in the proceeds from any liquidation of assets.

(8) EMPLOYEE BENEFIT AND STOCK OPTIONS PLANS

     The Company maintains an employee retirement savings plan (the "Plan") under Internal Revenue Code Section 401(k). The Plan is available to all full-time employees over 21 years of age with more than three months of employment. Effective April 1994, the Company provides matching contributions which vest to the employees immediately and range from 10 percent to 35 percent, depending on years of service of the matchable deferrals of each participant entitled to matching contributions, not to exceed 2.8 percent of the participant's compensation. There was $22,907, $39,069, $46,573 and $71,442 provided by the Company in matching contributions for the years ended December 31, 1995, 1996, 1997 and for the nine months ended September 30, 1998, respectively.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

     SGA Ltd., also maintains an employee benefit plan (the "Ltd. Plan"). This is an employee-directed plan which allows the employee to set aside from 1 to 5 percent of their salary to be deposited to a fund of their choice. SGA Ltd. will match the employee's contribution up to 5 percent. Provisions of the Ltd. Plan are substantially the same as the Plan.


     On April 1, 1996 the Company adopted a stock-option plan. Under this plan, the Company may grant options for up to 800,000 shares of common stock. An option's maximum term is ten years. Each option vests as follows: 25 percent one year after the date of grant and the balance in successive equal quarterly installments of 6.25 percent each, at the end of each of the next 12 calendar quarters subsequent to the date of grant. During 1996, 1997 and the nine months ended September 30, 1998, 214,000, 155,000 and 39,843 options, respectively, were granted to employees. Of these options, 105,983 were exercisable at September 30, 1998. In addition, on April 1, 1996, under the stock-option plan 494,120 options to purchase common stock were granted to an executive officer of the Company. The options vest as follows: 82,353 shares one year after the grant date; 20,588 shares at the end of each of the next 12 calendar quarters subsequent to the vesting commencement date; 82,355 shares upon the earlier to occur of (a) March 21, 2006, or (b) the market value of the Company's outstanding stock has equaled or exceeded $100 million for 30 days; and the remaining 82,356 shares upon the earlier to occur of (a) March 21, 2006 or (b) the market value of the Company's outstanding stock has equaled or exceeded $150 million for 30 days. Effective June 30, 1998, the Company adopted an additional stock-option plan (1998 Stock-Option Plan). Under this plan the Company may grant options for up to 1,500,000 shares of common stock. At September 30, 1998, the Company has granted 538,003 options under the 1998 Stock-Option Plan at an exercise price of $4.53 per share or in the event of an initial public offering prior to July 1, 1999, the initial public offering price.


     At September 30, 1998, the officer had 205,881 of exercisable options, none of which were exercised. The fair market value of the underlying stock related to these options was estimated to be $2.53, $3.53 and $4.53 as of the grant dates in 1996, 1997 and 1998 respectively. The Company applies APB Opinion No. 25 in accounting for its stock-option plan. Stock compensation expense is recognized at the date options are vested when the exercise price is lower than fair market value at the date of grant. There was no compensation expense recorded in 1996 and 1997. Stock compensation expense for the nine months ended was $19,020. Had the Company determined compensation cost based on fair value at the grant date for its stock options under Statement No. 123, there would have been no effect for the year ended December 31, 1996. The Company's net loss for the year ended December 31, 1997 would have increased by $311,525. The Company's net income for the nine months ended September 30, 1998 would have decreased by $202,880.

     The weighted-average fair market value per share of options granted to employees was estimated at $1.60 and $2.54, for the year ended December 31, 1997 and nine months ended September 30, 1998, respectively. The fair value of each option was estimated at the date of grant using the minimum value method with the following assumptions used:

Expected life.........................  5 years
Dividends.............................  None
Interest rate.........................  6% in 1996 and 5.45% in 1997 and 4.76% at September 30, 1998

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

Stock option activity since inception is indicated as follows:

                                                                            WEIGHTED
                                                            WEIGHTED        AVERAGE
                                                            AVERAGE        REMAINING
                                                            EXERCISE      CONTRACTUAL
                                              SHARES         PRICE        LIFE (YEARS)
                                             ---------    ------------    ------------
Outstanding at inception...................         --    $    --
  Granted..................................    708,120        2.53
  Forfeited................................    (77,000)       2.53
                                             ---------
Balance outstanding at December 31, 1996...    631,120        2.53
  Granted..................................    155,000        2.53
  Forfeited................................    (34,000)       2.53
                                             ---------
Balance outstanding at December 31, 1997...    752,120        2.53
  Granted..................................     30,607        2.53
  Granted..................................    547,239    4.53 or IPO
                                                             price
  Forfeited................................     (6,427)
                                             ---------
Balance outstanding at September 30,
  1998.....................................  1,323,539
                                             =========
Exercisable at September 30, 1998..........    311,864    $   2.53            8.79
                                             =========

     In April 1998, the board of directors increased the amount of authorized options to be granted in the future from 800,000 to 850,000.


     Subsequent to September 30, 1998, additional options to purchase 289,915 shares were granted at $4.53 per share or in the event of an initial public offering prior to July 1, 1999, at the initial public offering price.


     The amount of compensation expense in the future reflected for options issued as of December 31, 1998 is as follows:

                        (UNAUDITED)
                 YEARS ENDING DECEMBER 31,
                 -------------------------
          1999..............................................   43,612
          2000..............................................   34,447
          2001..............................................   23,494
          2002..............................................    1,513

(9) RELATED PARTY TRANSACTIONS

     Due to officers represents non-interest bearing loans amounting to $200,000. These amounts were repaid by the Company in 1997.

     In connection with the issuance of convertible debt (see note 6), certain of the Company's senior executives entered into noncompete agreements, which expire upon the third anniversary date of the termination of the executives' employment.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

(10) INCOME TAXES

                                                                           NINE MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                       -------------------------------    --------------------
                                          1995        1996      1997       1997        1998
                                       -----------   -------   -------    -------   ----------
                                                                              (UNAUDITED)
Income taxes as reported.............  $        --        --        --         --           --
Pro forma adjustment (unaudited).....   (1,154,543)  359,819   948,427    311,835   (1,053,186)
                                       -----------   -------   -------    -------   ----------
Pro forma income tax (expense)
  benefit (unaudited)................  $(1,154,543)  359,819   948,427    311,835   (1,053,186)
                                       ===========   =======   =======    =======   ==========

     The unaudited proforma income tax (expense) benefit presented on the consolidated statements of operations represent the estimated taxes that would have been recorded had the Company been a C corporation for income tax purposes for each of the periods presented. The proforma income tax (expense) benefit is as follows (unaudited):

                                                                          NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                     --------------------------------    --------------------
                                        1995        1996       1997       1997        1998
                                     -----------   -------   --------    -------   ----------
Pro forma (unaudited):
  Current:
     Federal.......................  $(1,130,042)   62,798    897,416    356,432     (855,177)
     Foreign.......................           --        --         --         --           --
     State.........................     (228,669)   12,609    187,580     54,207     (173,392)
  Deferred:
     Federal.......................      172,413   229,124   (108,897)   (98,586)     (24,617)
     State.........................       31,755    55,288    (27,672)      (218)          --
                                     -----------   -------   --------    -------   ----------
          Total pro forma..........  $(1,154,543)  359,819    948,427    311,835   (1,053,816)
                                     ===========   =======   ========    =======   ==========

     A reconciliation of income tax (expense) benefit calculated using the statutory federal income tax rate and the pro forma income tax (expense) benefit is as follows (unaudited):

                                                                           NINE MONTHS ENDED
                                        YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                   ----------------------------------    ---------------------
                                      1995         1996       1997         1997        1998
                                   -----------   --------   ---------    --------   ----------
Income tax (expense) benefit
  using statutory tax rate.......  $  (565,104)   833,092   1,145,089     411,542     (816,617)
Effect of:
  State and local income taxes,
     net of federal income tax...  $  (129,963)    44,812     105,539      35,635     (114,439)
  Change in valuation allowance..  $        --         --     (61,263)     (1,865)     (94,452)
  Difference between US and
     non-US tax rates............  $        --         --     (27,221)     (1,155)     (28,405)
  Original issue discount
     amortization................  $  (468,614)  (468,614)   (231,097)   (231,096)          --
  Change in effective tax
     rates.......................  $    13,462    (43,379)     22,256     102,564        8,150
  Other, net.....................  $    (4,324)    (6,093)     (4,876)     (3,790)      (7,423)
                                   -----------   --------   ---------    --------   ----------
     Pro forma effective tax
       (expense) benefit.........  $(1,154,543)   359,819     948,427     311,835   (1,053,186)
                                   ===========   ========   =========    ========   ==========

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

     The Company will issue promissory notes to its existing shareholders in an aggregate amount representing the estimated individual tax liability for each of the existing shareholders for the period beginning January 1, 1998 and ending on the earlier of the date of an initial public offering or voluntary S corporation revocation.

(11) BUSINESS AND CREDIT CONCENTRATIONS

     The Company currently derives substantially all of its revenue from sales of its MACS family of products and related services and hardware. Any factor adversely affecting the sale of the Company's MACS products or other new products, could have a material affect on the Company's business, financial condition and results of operations.

     The Company sells its products primarily to customers located in the United States. Continuing relationships are maintained with most customers through product-support arrangements and sales of system upgrades.

     During 1995, 1996 and 1997, the Company purchased approximately 80 percent, 74 percent and 65 percent, respectively, of its computer hardware from Hewlett Packard. At December 31, 1996 and 1997, the Company owed this supplier approximately $79,000 and $98,000, respectively. In 1998 the Company began purchasing its hardware from a distributor of Hewlett Packard due to a change in Hewlett Packard's distribution channels. Seventy-four percent of its computer hardware was purchased from this distribution for the nine months ended September 30, 1998. The Company owed this supplier $1,629,318 at September 30, 1998. The Company's software products are designed for use only on Hewlett Packard equipment. Accordingly, any adverse change in the product pricing or the operations of Hewlett Packard could significantly effect the operating results of the Company. However, the Company is currently in the process of engineering its product to operate on multiple platforms.

     No single customer accounted for more than 10 percent of total revenue for the year ended December 31, 1997 and 1995. One customer accounted for 10.7 percent of total revenue for the year ended December 31, 1996. In addition, there were accounts receivable from two customers at December 31, 1996, each of which exceeded 10 percent of total accounts receivable for approximately $1,043,000. These amounts were collected during the year ended December 31, 1997. Two customers accounted for 22 percent of the company's revenue for the nine months ended September 30, 1998. Accounts receivable related to these customers at September 30, 1998 was $2,703,164.

     The Company estimates an allowance for doubtful accounts generally based on an analysis of collections in prior years, the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could effect the Company's estimate of its bad debts.

(12) COMMITMENTS AND CONTINGENCIES

(A) LEGAL PROCEEDINGS

     The Company is involved in various claims and legal actions arising in the ordinary course of business. If the plaintiff's claims are probable, the appropriate amount is accrued in the consolidated financial statements. In the opinion of management, the ultimate disposition of matters not accrued will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

     During 1995, the Company settled a litigation claim for $265,000 plus legal expenses. This litigation related to a claim by a former customer for alleged breach of contract.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

(B) COMMITMENTS

     The Company has committed to fund the operations of SGA Ltd. and SGA Pty. for a period of at least one year. The Company does not believe this to be a risk since the costs associated with operating these subsidiaries are not significant.

(C) TAX LIABILITY

     The Internal Revenue Service ("IRS") is currently auditing the Company's tax returns for fiscal 1995. One issue the IRS is reviewing is whether the issuance of the Convertible Debentures in December 1994 resulted in the Company failing to qualify as an S corporation. In the event the IRS determines that the Company did not qualify as an S corporation or fiscal 1995 or any fiscal year thereafter, the Company would be subject to a significant tax liability. The shareholders have agreed to indemnify the Company for any tax liability of the Company. To the extent the shareholders are unable to fulfill such indemnification and satisfy all outstanding tax liability to which the Company is subject, the Company's business, financial condition or results of operations could be materially adversely affected.

(13) LINE OF CREDIT AND PURCHASE-OPTION AGREEMENT

     On December 20, 1996, the Company entered into a Line of Credit and Purchase Option Agreement (the "Agreement") with Infocam, Limited ("Infocam"). Infocam was located in the United Kingdom and served as a distributor of the Company's products. Under this Agreement, the Company had the exclusive option to purchase Infocam for a period of one year. The line of credit agreement was subject to a maximum of $250,000 and was payable on demand at a per-annum interest rate of prime plus one point (9.25 percent at December 31, 1996). This line of credit was terminated as of June 9, 1997. As of December 31, 1996 $50,089 was due to the Company under this Agreement. In addition, as of December 31, 1996, the Company had a noninterest-bearing note receivable due from Infocam of $10,000 which was due and payable upon demand and a trade receivable of $180,631. The Company fully reserved for all amounts due at December 31, 1996. These amounts were subsequently written-off in 1997.

(14) AUTHORIZATION OF COMMON AND PREFERRED STOCK

     In September 1998, the Company increased the capital stock to 50,000,000 shares of common stock at $.01 par value per share and 10,000,000 shares of preferred stock at $.01 par value per share. The consolidated financial statements retroactively effect these increases in authorized capital stock.

(15) SUBSEQUENT EVENTS -- PLANNED INITIAL PUBLIC OFFERING

     The Company intends to conduct an initial public offering (IPO) with an investment banking firm estimated to be completed in February 1999. There is no assurance that the IPO will occur.

(16) NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997 the FASB issued Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires all items to be recognized under accounting standards as components of comprehensive income to be reported in a separate financial statement. The Company does not believe that the adoption of SFAS No. 130 will have a significant impact on the Company's financial reporting.

               SMITH-GARDNER & ASSOCIATES, INC. AND SUBSIDIARIES

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to shareholders. The Company does not believe that the adoption of SFAS No. 131 will have a significant impact on the Company's financial reporting.

     In March 1998, the AICPA issued Statement of Position 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities." Pursuant to the provisions of SOP 98-5, all costs associated with start-up activities, including organization costs, should be expensed as incurred. Companies that previously capitalized such costs are required to write-off the unamortized portion of such costs as a cumulative effect of a change of accounting principle. The Company has an immaterial amount of these costs and the adoption of SOP 98-5 will not have a significant impact on the Company's financial statements.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities"("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company does not believe that the adoption of SFAS No. 133 will have a significant impact on the Company's financial reporting.

                        SMITH-GARDNER & ASSOCIATES, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
 FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED DECEMBER 31, 1997 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1998

                                                               BALANCE
                                                                 AT        CHARGED                     BALANCE
                                                              BEGINNING       TO                       AT END
                                                                 OF        BAD DEBT                      OF
                                                               PERIOD      EXPENSE     DEDUCTIONS      PERIOD
                                                              ---------   ----------   ----------      -------
Description:
  Reserves and allowances deducted from assets accounts:
    1995:
      Allowance for doubtful accounts.......................  $175,505     261,615      (104,710)(a)   332,410
                                                              ========     =======      ========       =======
Description:
  Reserves and allowances deducted from assets accounts:
    1996:
      Allowance for doubtful accounts.......................  $332,410     765,676      (161,739)(a)   936,347
                                                              ========     =======      ========       =======
Description:
  Reserves and allowances deducted from assets accounts:
    1997:
      Allowance for doubtful accounts.......................  $936,347     102,816      (569,936)(a)   469,227
                                                              ========     =======      ========       =======
Description:
  Reserves and allowances deducted from assets accounts:
    Nine months ended September 30, 1998:
      Allowance for doubtful accounts.......................  $469,227     184,836      (138,983)(a)   515,080
                                                              ========     =======      ========       =======

---------------

(a) Charges to the reserve account collectible amounts written off and recoveries which occurred during the year.

[Company logo]

     Smith-Gardner's more than 200 clients include traditional direct marketing companies, Internet-only retailers, manufacturers, fulfillment houses and retailers with significant non-store sales channels.

[Hickory Farms logo]            [Miles Kimball logo]            [Genesis Direct]

[MicroWarehouse logo]   [Levenger logo]   [The United Methodist Publishing House
logo]

[Delia's logo]                                           [Cyberian Outpost logo]

[Frontgate logo]           [Nordstrom logo]          [The Shopping Channel logo]

[Hammacher Schlemmer logo]                                [Wine Enthusiast logo]

[Rodale Press logo]                                       [Coldwater Creek logo]

[Harold's logo]                                        [Five Mountain Gems logo]

[My Twinn logo]                                        [Creative Computers logo]

------------------------------------------------------
------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................    3
Risk Factors..............................    7
Use of Proceeds...........................   15
Dividend Policy...........................   15
S Corporation Distribution and Conversion
  to C Corporation Status.................   16
Capitalization............................   17
Dilution..................................   18
Selected Consolidated Financial Data......   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   22
Business..................................   38
Management................................   51
Certain Transactions......................   57
Principal and Selling Shareholders........   59
Description of Capital Stock..............   61
Shares Eligible for Future Sale...........   64
Underwriting..............................   66
Legal Matters.............................   67
Experts...................................   67
Additional Information....................   68
Index to Consolidated Financial
  Statements..............................  F-1

                             ---------------------

UNTIL                   , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                4,410,000 Shares

                              (Smith-Gardner Logo)
                                  Common Stock
                              -------------------

                                   PROSPECTUS
                              -------------------
                                 BT Alex. Brown

                              SoundView Technology
                                     Group
                                           , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following sets forth fees and expenses payable by the Company (other than underwriting discounts and commissions) in connection with the issuance and distribution of the Common Stock being registered. All amounts are estimated except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. ("NASD") filing fee and the NASDAQ National Market listing fee.

                                                               AMOUNT
                                                              --------
Securities and Exchange Commission registration fee.........  $ 11,800
NASD filing fee.............................................     5,000
Nasdaq National Market listing fees.........................    46,360
Legal fees and expenses.....................................   250,000
Accounting fees and expenses................................   250,000
Printing and engraving expenses.............................   150,000
Registrar and transfer agent fees...........................     3,000
Directors and officers insurance annual premium.............     5,000
Miscellaneous expenses......................................    28,840
                                                              --------
          Total.............................................  $750,000
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Articles of Incorporation and the Company's Bylaws provide that the Company shall, to the fullest extent permitted by law, indemnify all directors of the Company, as well as any officers or employees of the Company to whom the Company has agreed to grant indemnification.

     Section 607.0850(1) of the Florida Business Corporation Act (the "FBCA") provides that a Florida corporation, such as the Company, shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 607.0850(2) of the FBCA provides that a Florida corporation shall have the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     Section 607.850 of the FBCA further provides that: (i) to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he shall be indemnified against expense actually and reasonably incurred by him in connection therewith; (ii) indemnification provided pursuant to Section 607.0850 is not exclusive; and (iii) the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 607.0850.

     Notwithstanding the foregoing, Section 607.0850 of the FBCA provides that indemnification or advancement of expenses shall not be made to or on behalf of any director, officer, employee or agent if a judgment or other final adjudication establishes that his actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director, officer, employee or agent had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director, officer, employee or agent derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions regarding unlawful distributions are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     Section 607.0831 of the FBCA provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (i) the director breached or failed to perform his duties as a director; and (ii) the director's breach of, or failure to perform, those duties constitutes: (A) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (B) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (C) a circumstance under which the liability provisions regarding unlawful distributions are applicable; (D) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct; or (E) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

     In addition, reference is made to the Underwriting Agreement filed as
Exhibit 1.1 hereto, which provides for indemnification by the Underwriters of directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following documents are filed as exhibits to this registration statement:


EXHIBIT                           DESCRIPTION
-------                           -----------
     1.1  Form of Underwriting Agreement.**
     3.1  Amended and Restated Articles of Incorporation of the
          Company, as amended.***
     3.2  Form of Amended and Restated Articles of Incorporation of
          the Company.*
     3.3  By-Laws of the Company, as amended.*
     3.4  Form of By-Laws of the Company, as amended.*
     4.1  Form of Certificate of Common Stock.*
     5.1  Opinion of Akerman, Senterfitt & Eidson, P.A.*
    10.1  Smith-Gardner & Associates, Inc.'s Stock Option Plan.*
    10.2  Form of Stock Option Agreement pursuant to Smith-Gardner &
          Associates, Inc.'s Stock Option Plan.*
    10.3  Smith-Gardner & Associates, Inc.'s Amended and Restated 1998
          Stock Option Plan.***
    10.4  Form of Stock Option Agreement pursuant to Smith-Gardner &
          Associates, Inc.'s 1998 Stock Option Plan.*
    10.5  Smith-Gardner & Associates, Inc.'s 401(k)/Profit Sharing
          Plan.*
    10.6  Debenture Purchase Agreement dated December 19, 1994.*
    10.7  Form of Convertible Debenture Due 2000 issued to Advent VII
          L.P.*
    10.8  Form of Convertible Debenture Due 2000 issued to Advent
          Atlantic and Pacific II L.P.*
    10.9  Form of Convertible Debenture Due 2000 issued to Advent
          Industrial II L.P.*
    10.10 Form of Convertible Debenture Due 2000 issued to Advent New
          York L.P.*
    10.11 Form of Convertible Debenture Due 2000 issued to Chestnut
          Capital International.*
    10.12 Form of Convertible Debenture Due 2000 issued to TA Venture
          Investors Limited.*
    10.13 Registration Rights Agreement dated December 19, 1994.*
    10.14 Non-Competition Agreement by and between Smith-Gardner &
          Associates, Inc. and Wilburn Smith.*
    10.15 Non-Competition Agreement by and between Smith-Gardner &
          Associates, Inc. and Allan Gardner.*
    10.16 Form of Non-Compete Agreement executed by Smith-Gardner &
          Associates, Inc.'s key employees.*
    10.17 Lease Agreement dated July 1, 1994, by and between Arbors
          Associates, Ltd. and Smith-Gardner & Associates, Inc.*
    10.18 Agreement dated March 17, 1998, by and between Client
          Systems, Inc. and Smith-Gardner & Associates, Inc.*
    10.19 Agreement dated February 8, 1994, by and between Cognos
          Corporation and Smith-Gardner & Associates, Inc.*
    10.20 Agreement dated December 29, 1989, by and between Dynamic
          Information Systems Corporation and Smith-Gardner &
          Associates, Inc.*
    10.21 Tax Indemnification Agreement.*
    11.1  Statement of Computation of Per Share Earnings.*
    21.1  Subsidiaries of Smith-Gardner & Associates, Inc.*
    23.1  Consent of KPMG LLP.*
    23.2  Consent of Akerman, Senterfitt & Eidson, P.A. (included in its opinion filed as Exhibit 5.1).*
    23.3  Consent of Jacqueline C. Morby to become a director.*
    24.1  Power of Attorney (included as part of the Signature Page to this Registration Statement).*
    27.1  Financial Data Schedule.*


---------------
  * Previously filed.
 ** Filed herewith.
*** Previously filed and amended hereby.


     (b) Financial Statement Schedules.


     Schedules have been omitted because the information required to be set forth therein is not applicable or is included elsewhere in the Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as may be required by the underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Smith-Gardner & Associates, Inc., has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida on this 27th day of January, 1999.


                                          SMITH-GARDNER & ASSOCIATES, INC.

                                          By: /s/ GARY G. HEGNA
                                            ------------------------------------
                                            Gary G. Hegna
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                  TITLE                        DATE
                     ---------                                  -----                        ----

/s/ GARY G. HEGNA                                    President, Chief Executive            January 27, 1999
---------------------------------------------------  Officer and Director
Gary G. Hegna                                        (Principal Executive
                                                     Officer)

*                                                    Vice President -- Finance,            January 27, 1999
---------------------------------------------------  Chief Financial Officer,
Martin K. Weinbaum                                   Secretary and Treasurer
                                                     (Principal Financial and
                                                     Accounting Officer)

*                                                    Executive Vice President --           January 27, 1999
---------------------------------------------------  Advanced Technologies and
Allan Gardner                                        Co-Chairman of the Board

*                                                    Executive Vice President --           January 27, 1999
---------------------------------------------------  Sales and Co-Chairman of the
Wilburn Smith                                        Board

                                                     Director
---------------------------------------------------
Francis H. Zenie


---------------

* Pursuant to a Power of Attorney granted to Gary G. Hegna by such person.

                                 EXHIBIT INDEX


EXHIBIT                           DESCRIPTION
-------                           -----------
     1.1  Form of Underwriting Agreement.**
     3.1  Amended and Restated Articles of Incorporation of the
          Company, as amended.***
     3.2  Form of Amended and Restated Articles of Incorporation of
          the Company.*
     3.3  By-Laws of the Company, as amended.*
     3.4  Form of By-Laws of the Company, as amended.*
     4.1  Form of Certificate of Common Stock.*
     5.1  Opinion of Akerman, Senterfitt & Eidson, P.A.*
    10.1  Smith-Gardner & Associates, Inc.'s Stock Option Plan.*
    10.2  Form of Stock Option Agreement pursuant to Smith-Gardner &
          Associates, Inc.'s Stock Option Plan.*
    10.3  Smith-Gardner & Associates, Inc.'s Amended and Restated 1998
          Stock Option Plan.***
    10.4  Form of Stock Option Agreement pursuant to Smith-Gardner &
          Associates, Inc.'s 1998 Stock Option Plan.*
    10.5  Smith-Gardner & Associates, Inc.'s 401(k)/Profit Sharing
          Plan.*
    10.6  Debenture Purchase Agreement dated December 19, 1994.*
    10.7  Form of Convertible Debenture Due 2000 issued to Advent VII
          L.P..*
    10.8  Form of Convertible Debenture Due 2000 issued to Advent
          Atlantic and Pacific II L.P.*
    10.9  Form of Convertible Debenture Due 2000 issued to Advent
          Industrial II L.P.*
    10.10 Form of Convertible Debenture Due 2000 issued to Advent New
          York L.P.*
    10.11 Form of Convertible Debenture Due 2000 issued to Chestnut
          Capital International.*
    10.12 Form of Convertible Debenture Due 2000 issued to TA Venture
          Investors Limited.*
    10.13 Registration Rights Agreement dated December 19, 1994.*
    10.14 Non-Competition Agreement by and between Smith-Gardner &
          Associates, Inc. and Wilburn Smith.*
    10.15 Non-Competition Agreement by and between Smith-Gardner &
          Associates, Inc. and Allan Gardner.*
    10.16 Form of Non-Compete Agreement executed by Smith-Gardner &
          Associates, Inc.'s key employees.*
    10.17 Lease Agreement dated July 1, 1994, by and between Arbors
          Associates, Ltd. and Smith-Gardner & Associates, Inc.*
    10.18 Agreement dated March 17, 1998, by and between Client
          Systems, Inc. and Smith-Gardner & Associates, Inc.*
    10.19 Agreement dated February 8, 1994, by and between Cognos
          Corporation and Smith-Gardner & Associates, Inc.*
    10.20 Agreement dated December 29, 1989, by and between Dynamic
          Information Systems Corporation and Smith-Gardner &
          Associates, Inc.*
    10.21 Tax Indemnification Agreement.*
    11.1  Statement of Computation of Per Share Earnings.*
    21.1  Subsidiaries of Smith-Gardner & Associates, Inc.*
    23.1  Consent of KPMG LLP.*
    23.2  Consent of Akerman, Senterfitt & Eidson, P.A. (included in its opinion filed as Exhibit 5.1).*
    23.3  Consent of Jacqueline C. Morby to become a director.*
    24.1  Power of Attorney (included as part of the Signature Page to this Registration Statement).*
    27.1  Financial Data Schedule.*


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  * Previously filed.
 ** Filed herewith.

*** Previously filed and amended hereby.